EXHIBIT 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

KENTUCKY HOSPITAL HOLDINGS, LLC,

KENTUCKY HOMECARE HOLDINGS, INC.,

KENTUCKY HOMECARE MERGER SUB, INC.

and

KINDRED HEALTHCARE, INC.

dated as of

DECEMBER 19, 2017

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), is entered into as of December 19, 2017, by and among Kindred Healthcare, Inc., a Delaware corporation (the “Company”), Kentucky Hospital Holdings, LLC, a Delaware limited liability company (“HospitalCo Parent”), Kentucky Homecare Holdings, Inc., a Delaware corporation (“Parent”), and Kentucky Homecare Merger Sub, Inc., a Delaware corporation wholly owned by Parent (“Merger Sub”). Unless the context otherwise requires, capitalized terms used herein and not otherwise defined shall have the meanings set forth in Section 10.01 of this Agreement.

RECITALS

WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving the Merger on the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Parent, HospitalCo Parent, and Kentucky Hospital Merger Sub, Inc., a Delaware corporation wholly owned by HospitalCo Parent (“Hospital Merger Sub”), are entering into a Separation Agreement (the “Separation Agreement”), pursuant to which, promptly following the Effective Time, the Surviving Entity will be separated from the Homecare Business and acquired by HospitalCo Parent (the “Separation” and, together with the Merger and the other Separation Transactions, the “Transactions”);

WHEREAS, in the Merger, upon the terms and subject to the conditions of this Agreement, each share of common stock, par value $0.25 per share, of the Company (the “Company Common Stock”) will be converted into the right to receive the Merger Consideration;

WHEREAS, in the Merger, upon the terms and subject to the conditions of this Agreement, each share of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Shares”) will be converted into and become one share of stock of the Surviving Entity and, immediately following the Merger, the Surviving Entity will convert into a limited liability company pursuant to the terms of the Separation Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the Separation Agreement and the consummation of the transactions contemplated hereby and thereby, including the Transactions, and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the respective Boards of Directors of each of HospitalCo Parent, Parent and Merger Sub have (a) determined that it is in the best interests of HospitalCo Parent and its stockholders, Parent and its stockholders or Merger Sub and its stockholders (as the case may be), and declared it advisable, to enter into this Agreement and (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transactions;

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger; and

WHEREAS, as a condition and a material inducement to the Company entering into this Agreement, concurrently with the execution and delivery of this Agreement, each of (a) Humana Inc., a Delaware corporation (“Humana”), (b) TPG Partners VII, L.P., a Delaware limited partnership (“TPG”), (c) Welsh, Carson, Anderson & Stowe XII, L.P., a Delaware limited partnership, Welsh, Carson, Anderson & Stowe XII Delaware, L.P., a Delaware limited partnership, Welsh, Carson, Anderson & Stowe XII Delaware II, L.P., a Delaware limited partnership, and Welsh, Carson, Anderson & Stowe XII Cayman, L.P., a Cayman Islands limited partnership (together, the “WCAS Funds”), and (d) Port-aux-Choix Private Investments Inc., a Canadian corporation (“PSP” and, together with Humana, TPG and the WCAS Funds, the “Guarantors”, and each, a “Guarantor”), has executed and delivered a limited guarantee, dated as of the date of this Agreement, in favor of the Company (the “Limited Guarantee”), pursuant to which the Guarantors are guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement on a several but not joint basis.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.01. The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, (a) Merger Sub will merge with and into the Company (the “Merger”), and (b) the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under the DGCL as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Entity”).

Section 1.02. Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place at 9 a.m., New York City time, on the third Business Day after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article VIII (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or waiver of such conditions at or immediately prior to the Closing), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or waiver of such conditions at or immediately prior to the Closing), the Closing shall occur instead on the earlier to occur of (i) any Business Day during the Marketing Period specified by Merger Sub on no less than three

(3) Business Days’ prior written notice to the Company and (ii) the third Business Day following the final day of the Marketing Period, but subject, in each case, to the satisfaction or waiver of all applicable conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or waiver of such conditions at or immediately prior to the Closing). The Closing shall be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, NY 10006, unless another place is agreed to in writing by the parties hereto, and the actual date of the Closing is hereinafter referred to as the “Closing Date”.

Section 1.03. Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company, Parent and Merger Sub will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Merger Sub in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.04. Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Entity.

Section 1.05. Certificate of Incorporation; By-laws . At the Effective Time and subject to Section 7.08, (a) the certificate of incorporation of the Company shall be amended and restated so as to read in its entirety as set forth in Exhibit A, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Entity until thereafter amended in accordance with the terms thereof or as provided by applicable Law, and (b) the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Entity until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Entity or as provided by applicable Law.

Section 1.06. Directors and Officers. From and after the Effective Time, the individuals set forth in Section 1.06 of the Company Disclosure Letter shall be the directors and officers of the Surviving Entity until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Entity.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.01. Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, HospitalCo Parent, Merger Sub or the Company or the holder of any capital stock of Parent, HospitalCo Parent, Merger Sub or the Company:

(a) Cancellation of Certain Company Common Stock. Each share of Company Common Stock that is owned by Parent, HospitalCo Parent, Merger Sub or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly owned Subsidiaries will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(b) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares to be cancelled and retired in accordance with Section 2.01(a) and (ii) Dissenting Shares (as defined below)), shall be automatically converted into the right to receive $9.00 in cash, without interest (the “Merger Consideration”).

(c) Cancellation of Shares. At the Effective Time, all shares of Company Common Stock will no longer be outstanding and all shares of Company Common Stock will be cancelled and retired and will cease to exist, and, subject to Section 2.03, each holder of a certificate formerly representing any such shares (each, a “Certificate”) will cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 2.02 hereof.

(d) Conversion of Merger Sub Capital Stock. Each Merger Sub Share issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Entity.

Section 2.02. Surrender and Payment.

(a) Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the purpose of exchanging the Merger Consideration for: (i) the Certificates, or (ii) book-entry shares which immediately prior to the Effective Time represented the shares of Company Common Stock (the “Book-Entry Shares”), and shall enter into a paying agent agreement reasonably acceptable to the Company relating to the Paying Agent’s responsibilities under this Agreement. Promptly following the Effective Time, Parent shall deposit, or cause the Surviving Entity to deposit in trust, with the Paying Agent, sufficient funds to pay the aggregate portion of the Merger Consideration that is payable in respect of all of the shares of Company Common Stock represented by the Certificates and the Book-Entry Shares (the “Payment Fund”). Parent and HospitalCo Parent shall cause the Paying Agent to deliver the cash contemplated to be issued pursuant to Section 2.01 out of the Payment Fund. If for any reason (including investment or other losses) the Payment Fund is inadequate to pay the amounts to which holders of shares shall be entitled under Section 2.01(b), Parent shall promptly deposit, or cause the Surviving Entity to promptly deposit, additional cash in trust with the Paying Agent sufficient to make all payments required under this Agreement, and Parent and the Surviving Entity shall in any event be liable for the payment thereof. The Payment Fund shall not be used for any other purpose. The Surviving Entity shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of shares of Company Common Stock for the Merger

Consideration. If Parent shall fail to make payments to the Paying Agent required under this Section 2.02(a), HospitalCo Parent shall, on behalf of Parent, pay such shortfall to the Paying Agent. Any such payment of HospitalCo Parent shall constitute a pre-payment of HospitalCo Parent’s obligation to Parent and its Subsidiaries under the Separation Agreement. Promptly after the Effective Time, Parent shall send, or shall cause the Paying Agent to send, to each record holder of shares of Company Common Stock at the Effective Time, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Exchange Agent) for use in such exchange.

(b) Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration in respect of the Company Common Stock represented by a Certificate or Book-Entry Share, upon (i) surrender to the Paying Agent of a Certificate, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Paying Agent, or (ii) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of Book-Entry Shares. Until so surrendered or transferred, as the case may be, and subject to the terms set forth in Section 2.03, each such Certificate or Book-Entry Share, as applicable, shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration payable in respect thereof. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of any Certificate or Book-Entry Share. Upon payment of the Merger Consideration pursuant to the provisions of this Article II, each Certificate or Certificates so surrendered shall immediately be cancelled.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Book-Entry Share, as applicable, is registered, it shall be a condition to such payment that (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred, and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other Tax required as a result of such payment or issuance to a Person other than the registered holder of such Certificate or Book-Entry Share, as applicable, or establish to the reasonable satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(d) All Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book-Entry Shares, and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock on the stock transfer books of the Surviving Entity. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Entity, they shall be cancelled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article II.

(e) Any portion of the Payment Fund that remains unclaimed by the holders of shares of Company Common Stock one (1) year after the Effective Time shall be returned to the Surviving Entity, upon written demand, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.02 prior to that time shall thereafter look only to Parent and the Surviving Entity (subject to applicable abandoned property, escheat or similar Laws) for payment of the Merger Consideration. Notwithstanding the foregoing, none of Parent, HospitalCo Parent, the Company, the Surviving Entity or the Paying Agent shall be liable to any holder of shares of Company Common Stock for any portion of the Merger Consideration or the cash to be paid in accordance with this Article II paid to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Merger Consideration or the cash to be paid in accordance with this Article II remaining unclaimed by holders of shares of Company Common Stock as of immediately prior to the date on which the amounts would otherwise escheat to or become property of any Governmental Entity, shall become, to the extent permitted by applicable Law, the property of the Surviving Entity free and clear of any claims or interest of any Person previously entitled thereto.

(f) Any portion of the Merger Consideration made available to the Paying Agent in respect of any Dissenting Shares shall be returned to the Surviving Entity, upon demand; provided that, notwithstanding anything herein to the contrary, with respect to any Dissenting Shares, Parent shall only be required to deposit, or cause to be deposited, with the Paying Agent funds sufficient to pay the aggregate Merger Consideration payable in respect of such Dissenting Shares following the holder thereof failing to perfect or effectively withdrawing or losing its right to dissent under the DGCL.

Section 2.03. Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 2.01, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled in accordance with Section 2.01(a)) and held by a holder who has not voted in favor of adoption of this Agreement and who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive the Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.01(b), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such Book-Entry Share, as the case may be. The Company shall provide Merger Sub prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and Merger Sub shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Merger Sub, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

Section 2.04. Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur (other than the issuance or redemption of shares of capital stock of the Company as permitted by this Agreement), including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or distribution paid in stock, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change.

Section 2.05. Withholding Rights. Each of the Paying Agent, Parent, Merger Sub and the Surviving Entity shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations issued pursuant thereto (the “Code”), or any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld by the Paying Agent, Parent, Merger Sub or the Surviving Entity and properly paid to the applicable taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Paying Agent, Parent, Merger Sub or the Surviving Entity, as the case may be, made such deduction and withholding.

Section 2.06. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond, in such reasonable amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent (or, if subsequent to the termination of the Payment Fund and subject to Section 2.02(e), the Surviving Entity) will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated under this Article II.

Section 2.07. Treatment of Stock Options and Other Incentive-Based Compensation.

(a) The Company shall take all requisite action so that, at the Effective Time, each option (or portion thereof) to acquire shares of Company Common Stock (each, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of that Company Stock Option or any other Person, fully vested and cancelled in consideration for the right to receive from Parent and the Surviving Entity, an amount in cash, without interest, equal to the product of (i) the aggregate number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of the Merger Consideration over the per share exercise price under such Company Stock Option, less any Taxes required to be withheld in accordance with Section 2.05 (such amounts payable hereunder, the “Stock Option Payments”); provided, however, that any such Company Stock Option with respect to which the exercise price per share subject thereto is equal to or greater than the Merger Consideration shall be cancelled in exchange for no consideration. The Surviving Entity shall cause each Stock

Option Payment to be paid as promptly as practicable following the Effective Time (and not later than the first regularly scheduled payroll date on or after the fifth Business Day after the Effective Time) through its payroll systems. From and after the Effective Time, no Company Stock Option shall be outstanding, and each Company Stock Option shall only entitle the holder thereof to the payment provided for in this Section 2.07(a), if any.

(b) Company Stock Awards

(i) The Company shall take all requisite action so that, at the Effective Time, each restricted stock unit award and other right, contingent or accrued, to acquire or receive shares of Company Common Stock or benefits measured by the value of such shares, and each award of any kind consisting of shares of Company Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under any Company Stock Plan (as defined below), other than Company Stock Options (each, a “Company Stock Award”) held by any Person other than the individuals listed on Section 2.07(b) of the Company Disclosure Letter (such Persons listed on Section 2.07(b) of the Company Disclosure Letter, the “Listed Persons”) that is outstanding immediately prior to the Effective Time and each other Company Stock Award described in the final sentence of Section 2.07(b)(iii) shall be, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of that Company Stock Award or any other Person, fully vested and cancelled in consideration for the right to receive from Parent and the Surviving Entity an amount in cash, without interest, equal to the product of (i) the aggregate number of shares of Company Common Stock in respect of such Company Stock Award multiplied by (ii) the Merger Consideration, less any Taxes required to be withheld in accordance with Section 2.05 (such amounts payable hereunder, the “Stock Award Payments”). If immediately prior to the Effective Time a Company Stock Award remains subject to a performance-based vesting condition, such Company Stock Award shall, at such time and in accordance with the terms thereof, become earned at the target performance level without regard to actual performance, and such Company Stock Award shall be, at the Effective Time, fully vested and cancelled in the same manner as described in the preceding sentence. The Surviving Entity shall cause each Stock Award Payment to be paid, as promptly as practicable following the Effective Time (and not later than the first regularly scheduled payroll date on or after the fifth Business Day after the Effective Time) through its payroll systems.

(ii) The Company shall take all requisite action so that, at the Effective Time, each Company Stock Award held by the Listed Persons that is outstanding and unvested immediately prior to the Effective Time, shall be, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of such Company Stock Award or any other Person, converted into a Replacement Cash Award. Following the Effective Time, the Replacement Cash Awards shall be subject to the same terms and conditions as were applicable to the Company Stock Awards immediately prior to the Effective Time, including applicable vesting conditions, except that, (A) if, immediately prior to the Effective Time, a Company Stock Award was subject to a performance-based vesting condition, such performance-based vesting condition shall be deemed earned as of the Effective Time at the target performance level without regard to actual performance, and such Replacement Cash Award shall thereafter be subject solely to the service-vesting requirement applicable thereto as of immediately prior to the Effective Time, and (B) if such Listed Person’s employment is terminated by the Company, HospitalCo Parent, Parent or their respective Affiliates, as applicable, without Cause or by such Listed Person for Good Reason during the service-vesting period applicable to such Listed Person’s Replacement Cash Award, such Replacement Cash Award shall vest and become payable in full as of the date of such termination.

(iii) The Company shall take all requisite action from time to time prior to the Effective Time to provide that any Company Stock Award, the vesting date of which occurs prior to the Effective Time, shall be settled prior to the Effective Time in vested shares of Company Common Stock (net of the shares of Company Common Stock having a value equal to any Taxes required to be withheld in accordance with Section 2.05), and, with respect to any Company Stock Award subject to a performance-based vesting condition, based on actual performance during the applicable performance period. In the event that any Company Stock Awards are vested and outstanding as of the Effective Time, such Company Stock Awards shall be treated in accordance with Section 2.07(b)(i) (including, for purposes of clarification, any such Company Stock Awards held by a Listed Person).

(iv) From and after the Effective Time, no Company Stock Award shall be outstanding, and each Company Stock Award shall only entitle the holder thereof to the payment or Replacement Cash Award provided for in this Section 2.07(b), and, without limiting the foregoing, the Company Board and the Executive Compensation Committee of the Company Board shall take all necessary action to effect the cancellation, payment and/or conversion set forth herein.

(c) Long-Term Performance Cash Awards.

(i) The Company shall take all requisite action so that, at the Effective Time, with respect to each cash-based award granted under the Company’s Long-Term Incentive Plan (each such award, a “LTIP Performance Cash Award”) that is outstanding as of immediately prior to the Effective Time, the portion of such LTIP Performance Cash Award payable in respect of each performance period that has not yet been completed as of the Effective Time, as listed on Section 2.07(c)(i) of the Company Disclosure Letter (such performance periods, the “Open Performance Periods”), shall be, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of such LTIP Performance Cash Award or any other Person, converted into a Replacement LTIP Cash Award. Following the Effective Time, the Replacement LTIP Cash Awards shall be subject to the same terms and conditions as were applicable to the LTIP Performance Cash Awards immediately prior to the Effective Time, including applicable vesting conditions, except that (A) the applicable performance-based vesting conditions shall be deemed satisfied as of the Effective Time at the target performance level without regard to actual performance, and the cash amount of such Replacement LTIP Cash Award shall be fixed at the target payout level, and shall be subject solely to the service-vesting requirement applicable thereto and (B) if the applicable holder’s employment is terminated by the Company, HospitalCo Parent, Parent or their respective Affiliates, as applicable, without Cause or by such holder for

Good Reason within the remainder of the service-vesting period applicable to such holder’s Replacement LTIP Cash Award, such Replacement LTIP Cash Award shall immediately vest and become payable in full as of the date of such termination; provided, however, that with respect to any LTIP Performance Cash Award (or portion thereof) that remains outstanding and eligible for payment under the terms and conditions of the Company’s Long-Term Incentive Plan as of immediately prior to the Effective Time and held by a Person who is no longer employed by the Company as of immediately prior to the Effective Time (such holder, a “Terminated Employee”), the amounts payable pursuant to this Section 2.07(c)(i) with respect to the Open Performance Period in which such Terminated Employee’s termination of employment occurred shall be pro-rated based on the number of days in such Open Performance Period actively worked by such Terminated Employee. For the avoidance of doubt, no Terminated Employee shall be eligible for any payment pursuant to an LTIP Performance Cash Award in respect of an Open Performance Period that commences following such Terminated Employee’s termination of employment. From and after the Effective Time, no award amounts in respect of Open Performance Periods shall be outstanding, and award amounts in respect of each Open Performance Period with respect to a LTIP Performance Cash Award shall only entitle the holder thereof to the Replacement LTIP Cash Award provided for in this Section 2.07(c)(i), and, without limiting the foregoing, the Company Board and the Executive Compensation Committee of the Company Board shall take all necessary action to effect the conversion set forth herein.

(ii) The Company shall take all requisite action so that, at the Effective Time, with respect to each LTIP Performance Cash Award that is outstanding as of immediately prior to the Effective Time, the portion of such LTIP Performance Cash Award payable in respect of each performance period that has been completed prior to the Effective Time, as listed on Section 2.07(c)(ii) of the Company Disclosure Letter (such performance periods, the “Closed Performance Periods”) shall be, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of such LTIP Performance Cash Award or any other Person, accelerated and cancelled in consideration for a cash payment, without interest, equal to the award amount based on actual performance for the applicable Closed Performance Period as determined by the Executive Compensation Committee in the ordinary course of business, with such cash amount to be paid by Parent or the Surviving Entity, less any Taxes required to be withheld in accordance with Section 2.05 (such amounts payable hereunder, the “Closed LTIP Payments”); provided, however, that with respect to any LTIP Performance Cash Award that is outstanding and eligible for payment under the terms and conditions of the Company’s Long-Term Incentive Plan as of immediately prior to the Effective Time and held by a Terminated Employee, the amounts payable pursuant to this Section 2.07(c)(ii) with respect to the Closed Performance Period in which such Person’s termination of employment occurred shall be pro-rated based on the number of days in such Closed Performance Period actively worked by such Terminated Employee. For the avoidance of doubt, no Terminated Employee shall be eligible for any payment pursuant to an LTIP Performance Cash Award in respect of a Closed Performance Period that commenced following such Terminated Employee’s termination of employment. Parent and the Surviving Entity shall cause each Closed LTIP Payment to be paid, as promptly as practicable following the Effective Time (and not later than the first regularly scheduled payroll date on or after the fifth Business Day after the Effective Time) through its payroll systems.

(iii) For all purposes of this Section 2.07(c), the “performance period” applicable to a LTIP Performance Cash Award shall be determined without regard to any obligation of continued services through the scheduled payment date thereof and without regard to any adjustment that (in the absence of this Section 2.07(c)) may otherwise have been required to be made based on a total shareholder return or other similar performance measure.

(d) At or prior to the Effective Time, each of the Company, the Company Board and the Executive Compensation Committee of the Company Board, and Parent and the Board of Directors of Parent, as applicable, shall adopt any resolutions and take any actions (including delivering all required notices, obtaining any employee consents and making any determinations) that may be necessary to effectuate the provisions of this Section 2.07. At or prior to the Effective Time, the Company shall terminate each Company Stock Plan, each Company Stock Option, each Company Stock Award and each LTIP Performance Cash Award without any further liability (other than the obligation to provide the awards and make the payments described in this Section 2.07) on the part of the Company, the Surviving Entity, Parent or any of their respective Subsidiaries.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the correspondingly numbered Section of the disclosure letter, dated the date of this Agreement and delivered by the Company to Parent and HospitalCo Parent prior to the execution of this Agreement (the “Company Disclosure Letter”), or in another section of the Company Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure relates to such Section, or (ii) any Annual Report on Form 10-K or Quarterly Report on Form 10-Q included in the Company SEC Documents filed with or furnished by the Company to the United States Securities and Exchange Commission (the “SEC”) prior to the third Business Day prior to the date of this Agreement (but excluding any disclosure contained in any such reports, schedules, forms, statements and other documents under the heading “Risk Factors” or “Cautionary Statement Regarding Forward-Looking Statements” or disclosures that are predictive or forward-looking in nature), the Company hereby represents and warrants to Parent, HospitalCo Parent and Merger Sub, as of the date hereof and as of the Closing Date, as set forth below in this Article III.

Section 3.01. Organization; Standing and Power; Organizational Documents; Subsidiaries.

(a) Organization; Standing and Power. The Company is a corporation, and each of its Subsidiaries is a corporation, limited liability company or other legal entity, duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under, in the case of the Company, the Laws of Delaware, and, in the case of the Subsidiaries of the Company, the Laws of their respective jurisdictions of organization, and the Company has the requisite corporate, and each of its Subsidiaries has the requisite corporate, limited liability company or other organizational, as applicable, power and authority to own, lease and operate its assets and to carry on its business as now conducted, except where the failure to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect or to prevent, materially delay or have a material adverse effect on the ability of the Company to consummate the transactions contemplated by the Transaction Documents. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect or to prevent, materially delay or have a material adverse effect on the ability of the Company or any of its Subsidiaries to consummate the transactions contemplated by this Transaction Documents to which it is a party.

(b) Organizational Documents. The Company has made available to Parent complete copies of the certificate of incorporation and by-laws, each as amended to date, for the Company (collectively, the “Charter Documents”). Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of the Organizational Documents applicable to them, except where such violation by a Subsidiary, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or to prevent, materially delay or have a material adverse effect on the ability of the Company or any of its Subsidiaries to consummate the transactions contemplated by the Transaction Documents.

(c) Subsidiaries. Section 3.01(c)(i) of the Company Disclosure Letter lists each of the Subsidiaries of the Company as of the date of this Agreement and its place of organization. Section 3.01(c)(ii) of the Company Disclosure Letter sets forth, for each Subsidiary that is not, directly or indirectly, wholly owned by the Company, (i) the number and type of any capital stock of, or other equity or voting interests in, such Subsidiary that is outstanding as of the date of this Agreement and (ii) the number and type of shares of capital stock of, or other equity or voting interests in, such Subsidiary that, as of the date of this Agreement, are owned, directly or indirectly, by the Company. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company that is owned directly or indirectly by the Company have been validly issued, were issued free of pre-emptive rights and are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interests, except for any Permitted Liens and Liens (w) imposed by applicable securities Laws, (x) arising pursuant to the Organizational Documents of any non-wholly owned Subsidiary of the Company, (y) that may be created in connection with the Financing or (z) set forth in Section 3.01(c)(iii) of the Company Disclosure Letter. Except as set forth in Section 3.01(c)(iv) of the Company Disclosure Letter and for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

Section 3.02. Capital Structure.

(a) Capital Stock. The authorized capital stock of the Company consists of: (i) 175,000,000 shares of Company Common Stock and (ii) 1,000,000 shares of preferred stock, par value $0.25 per share (the “Company Preferred Stock”). As of the close of business on December 18, 2017 (the “Measurement Date”), the only shares of capital stock of the Company issued and outstanding were: (i) 91,466,637 shares of Company Common Stock; and (ii) 12,978,496 shares of Company Common Stock held by the Company in its treasury. All of the outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company which may be issued as contemplated or permitted by this Agreement, including pursuant to the exercise of any Company Stock Options or the vesting of any Company Equity Awards, will be, when issued, duly authorized and validly issued, fully paid and non-assessable and not subject to any pre-emptive rights. No Subsidiary of the Company owns any shares of Company Common Stock.

(b) Stock Awards.

(i) As of the close of business on the Measurement Date, an aggregate of 707,932 shares of Company Common Stock were subject to issuance pursuant to Company Stock Options, all of which had a per share exercise price in excess of the Merger Consideration, and an aggregate of 4,599,502 shares of Company Common Stock were subject to issuance pursuant to Company Stock Awards granted under (i) the Kindred Healthcare, Inc. 2001 Stock Incentive Plan, Amended and Restated, (ii) the Kindred Healthcare, Inc. Stock Incentive Plan, Amended and Restated (iii) the Kindred Healthcare, Inc. 2001 Equity Plan for Non-Employee Directors (Amended and Restated), (iv) the Kindred Healthcare, Inc. Equity Plan for Non-Employee Directors, Amended and Restated and (v) the Gentiva Health Services, Inc. 2004 Equity Incentive Plan (the plans referred to immediately above and the award or other applicable agreements entered into thereunder, in each case as amended, and which are the only plans under which equity incentives are outstanding as of the Measurement Date, are collectively referred to herein as the “Company Stock Plans”). Section 3.02(b)(i) of the Company Disclosure Letter sets forth as of the close of business on the Measurement Date a list of each outstanding Company Equity Award granted under the Company Stock Plans and (A) the name of the holder of such Company Equity Award, (B) the number of shares of Company Common Stock subject to such outstanding Company Equity Award (if performance-based, payable at target levels of performance), (C) the exercise price, purchase price or similar pricing of such Company Equity Award, (D) the date on which such Company Equity Award was granted or issued, (E) the applicable vesting schedule, and the extent to which such Company Equity Award (1) is vested and exercisable as of the close of business on the Measurement Date and (2) would vest as a result of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events), and (F) with respect to Company Stock Options, the date on which such Company Stock Option expires. Section 3.02(b)(i) of the Company Disclosure Letter also sets forth as of the close of business on the Measurement Date a list of each outstanding grant of LTIP Performance Cash Awards and (A) the name of each recipient of such grant and (B) the amount of each such grant (payable at target levels of performance). All shares of Company Common Stock subject to issuance under the

Company Stock Plans, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Except as set forth on Section 3.02(b) of the Company Disclosure Letter, to the Knowledge of the Company, no current holder of any unvested Company Equity Award has made an election under Section 83(b) of the Code with respect to the shares of Company Common Stock subject to such Company Equity Award.

(ii) Except for the Company Equity Awards or as set forth in Section 3.02(b)(i) of the Company Disclosure Letter, there are no outstanding (A) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of the Company, (B) options, warrants, calls, rights, securities, commitments, derivative contracts, forward sale contracts or other agreements, Contracts or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) the Company, or obligating the Company or any Subsidiary of the Company to issue, grant or enter into any such option, warrant, call, right, security, commitment, derivative contract, forward sale contract or other agreement, Contract or commitment, or (C) restricted shares, restricted stock units, stock appreciation rights, performance shares, performance cash awards, performance units, profit participation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of the Company, in each case that have been issued by the Company or any of its Subsidiaries (the items in clauses (A), (B) and (C), together with the capital stock of the Company, being referred to collectively as “Company Securities”).

(iii) There are no outstanding Contracts requiring the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities or Company Subsidiary Securities. Neither the Company nor any of its Subsidiaries is a party to or bound by any voting agreement with respect to the voting, sale or transfer of any Company Securities or Company Subsidiary Securities. None of the Company or any wholly owned Subsidiary of the Company is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of such wholly owned Subsidiaries.

(iv) Since the Measurement Date through the date of this Agreement, (A) the Company has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, settlement or vesting of Company Equity Awards in accordance with their respective terms) and (B) the Company has not granted, or modified the terms of, any Company Equity Awards.

(v) (A) No dividends or similar distributions have accrued or been declared but are unpaid on any Company Securities and (B) except for the Company’s obligations under this Agreement, the Company is not subject to any obligation (contingent or otherwise) to pay any dividend or otherwise to make any distribution or payment to any current or former holder of any Company Security.

(c) Company Subsidiary Securities. Except as set forth in Section 3.02(c) of the Company Disclosure Letter, as of the date of this Agreement, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for capital stock, voting securities or other ownership interests in any Subsidiary of the Company, (ii) options, warrants, calls, rights, securities, commitments, derivative contracts, forward sale contracts, or other agreements, Contracts or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in) any Subsidiary of the Company, or obligating the Company or any Subsidiary of the Company to issue, grant or enter into any such option, warrant, call, right, security, commitment, derivative contract, forward sale contract or other agreement, Contract or commitment, or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of the Company, in each case that have been issued by a Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock, voting securities or other ownership interests of such Subsidiaries, being referred to collectively as “Company Subsidiary Securities”).

Section 3.03. Authority; Non-contravention; Governmental Consents.

(a) Authority. The Company and its Subsidiaries have all requisite corporate power and authority to execute, and deliver, and to perform their respective obligations under the Transaction Documents to which they are a party, subject to, (i) in the case of the consummation of the Merger, adoption of this Agreement by the affirmative vote or consent of the holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Company Vote”) and (ii) in the case of the Separation Transactions, adoption of the Separation Agreement by the affirmative vote or consent of the holders of a majority of the outstanding limited liability company interests of the Company immediately prior to the Separation (the “Separation Company Vote”), to consummate the transactions contemplated by the Transaction Documents to which they are a party. The execution and delivery by the Company and its Subsidiaries of the Transaction Documents to which they are a party and the consummation by the Company and its applicable Subsidiaries of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and its applicable Subsidiaries and no other corporate proceedings on the part of the Company or its applicable Subsidiaries are necessary to authorize the execution and delivery of the Transaction Documents or to consummate the Merger, the Separation Transactions and the other transactions contemplated hereby and thereby, subject only, (x) in the case of consummation of the Merger, to the receipt of the Requisite Company Vote and (y) in the case of the Separation Transactions, to the receipt of the Separation Company Vote. The Requisite Company Vote is the only vote or consent of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement, approve the Merger and consummate the Merger and the other transactions contemplated hereby. The Separation Company Vote is the only vote or consent of the holders of the outstanding equity interests of the Company immediately prior to the Separation necessary to approve and adopt the Separation Agreement, approve the Separation Transactions and consummate the other transactions contemplated thereby. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent, HospitalCo Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, reorganization, fraudulent conveyance, insolvency, moratorium and other similar Laws affecting creditors’ rights generally and by general principles of equity (the “Enforceability Exceptions”). The other Transaction Documents to which the Company or its Subsidiaries are a party have been duly executed and delivered by the Company or its applicable Subsidiaries and, assuming due execution and delivery by the other parties thereto, constitute the valid and binding obligation of the Company or its applicable Subsidiaries who are parties thereto, enforceable against the Company or its applicable Subsidiaries in accordance with its terms, subject to the Enforceability Exceptions.

(b) Non-contravention. The execution, delivery and performance of the Transaction Documents by the Company, and the consummation by the Company of the transactions contemplated by the Transaction Documents, including the Merger and the Separation Transactions, do not and at the Closing will not: (i) contravene or conflict with, or result in any violation or breach of, the Organizational Documents of the Company or any of its Subsidiaries; (ii) subject to compliance with the requirements set forth in clauses (i) through (vii) of Section 3.03(c) and, in the case of the consummation of the Merger, obtaining the Requisite Company Vote and in the case of the consummation of the Separation, obtaining the Separation Company Vote, conflict with or violate any Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets; (iii) except as set forth in Section 3.03(b) of the Company Disclosure Letter, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or require any consent, approval, Order, authorization, waiver, franchise or clearance (any of the foregoing being a “Consent”) under, or cause or permit termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any Company Material Contract or Company Permit; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of the Company or any of its Subsidiaries, except, in the case of clauses (ii), (iii) and (iv), for any conflicts, violations, breaches, defaults, failures to obtain Consent or creation of any Liens, in each case, that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or to prevent, materially delay or have a material adverse effect on the ability of the Company to consummate the transactions contemplated by the Transaction Documents.

(c) Governmental Consents. No Consent of, or registration, declaration, submission or filing with, or notice to (any of the foregoing being a “Filing”), any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority, any arbitrator or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority (a “Governmental Entity”) is required under applicable Law to be obtained or made by the Company in connection with the execution, delivery and performance by the Company of the Transaction Documents or the consummation by the Company of the Merger, the Separation Transactions and other transactions contemplated hereby or thereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) the filing of the Company Proxy Statement with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such Filings under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”) as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (iii) the Requisite Company Vote; (iv) such Filings and Consents as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (v) such Filings and Consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of the NYSE; (vi) the other Consents of Governmental Entities listed in Section 3.03(c) of the Company Disclosure Letter; (vii) with respect to the Separation, the filing of the Hospital Certificate of Merger; and (viii) such other Consents which if not obtained or made would not reasonably be expected, individually or in the aggregate, to have a Homecare Material Adverse Effect or a Hospital Material Adverse Effect, or to prevent, materially delay or have a material adverse effect on the ability of the Company to consummate the transactions contemplated by the Transaction Documents.

(d) Board Approval. The Company Board, by resolutions duly adopted and, as of the date of this Agreement, not subsequently rescinded or modified in any way, has (i) determined that this Agreement and the Separation Agreement and the transactions contemplated hereby and thereby, including the Merger and Separation, are fair to, and in the best interests of, the Company’s stockholders, (ii) approved and declared advisable this Agreement, including the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement, and the transactions contemplated by this Agreement, including the Merger, in accordance with the DGCL, (iii) directed that the “agreement of merger” contained in this Agreement be submitted to the Company’s stockholders for adoption and (iv) resolved to recommend that the holders of Company Common Stock adopt the “agreement of merger” set forth in this Agreement (collectively, the “Company Board Recommendation”) and directed that such matter be submitted for the consideration of holders of Company Common Stock at the Company Stockholders Meeting.

Section 3.04. SEC Filings; Financial Statements; Internal Controls; Sarbanes-Oxley Act Compliance.

(a) SEC Filings. The Company has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC under the Securities Act or the Exchange Act since January 1, 2015 (all such registration statements, prospectuses, reports, schedules, forms, statements and other documents filed or furnished by the Company since January 1, 2015, including those filed or furnished subsequent to the date of this Agreement, collectively, together with all exhibits and schedules thereto and other information incorporated by reference therein, the “Company SEC Documents”). As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date of this Agreement), each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder. None of the Company SEC Documents, at the time filed (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date of this Agreement), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC other than as part of the Company’s consolidated group. There are no outstanding or unresolved comments in any comment letters from the SEC staff received by the Company with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. Since January 1, 2015, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act or by Rule 13a-14 or 15d-14 under the Exchange Act with respect to the Company SEC Documents, and the statements contained in such certifications were complete and correct in all material respects on the date such certifications were made.

(b) Financial Statements. The consolidated financial statements (including any related notes and schedules thereto) of the Company contained in the Company SEC Documents: (i) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (ii) fairly present in all material respects the consolidated financial position of the Company as of the respective dates thereof and the consolidated results of the Company’s operations and cash flows and, if applicable, changes in stockholders’ equity for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC.

(c) Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 or 15d-14, as applicable, under the Exchange Act) designed to ensure that information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Based on its most recent evaluation of internal controls over financial reporting prior to the date of this Agreement, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such significant deficiency, material weakness or fraud so disclosed to the Company’s auditors and the audit committee of the Company Board, if any, has been disclosed to Parent prior to the date of this Agreement.

(d) Liabilities and Obligations. The Company and its consolidated Subsidiaries do not have any liabilities or obligations required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP, except for liabilities and obligations (i) disclosed, reflected or reserved against in the Company SEC Documents, the Company Balance Sheet or the notes thereto, (ii) incurred in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet, (iii) arising out of or in connection with this Agreement, the SNF Transaction Agreement or other agreements entered into (x) prior to the date of this Agreement or (y) after the date of this Agreement with the consent of Parent or Merger Sub in connection with the SNF Transaction, the Separation Agreement or the transactions contemplated hereby or thereby, (iv) arising or resulting from an existing Contract, or a Contract entered into in compliance with this Agreement, except to the extent that such liabilities and obligations arose or resulted from a breach of or default under such Contract or (v) that would not reasonably be expected to have, individually or in the aggregate, a Homecare Material Adverse Effect or a Hospital Material Adverse Effect. The Company has made available to Parent all material agreements and documents related to the SNF Transaction existing as of the date of this Agreement. As of the date of this Agreement, except as set forth in Section 3.04(d) of the Company Disclosure Letter, (i) the Company does not have Knowledge of any event, fact or circumstance that would reasonably be expected to give rise to a material indemnification claim under the SNF Transaction Agreement and (ii) to the Knowledge of the Company, there are no material retained or contingent liabilities of the Company and its Subsidiaries arising from the SNF Transaction, other than all retained liabilities for pre-closing periods and the Company’s obligations under the SNF Transaction Agreement. Section 3.04(d) of the Company Disclosure Letter sets forth all intercompany debt obligations outstanding between any Company Group Members as of October 31, 2017, and, since such time through the date of this Agreement, (x) after giving effect to the transactions contemplated by Section 7.01(c), the Subsidiaries of the Company set forth in Section 7.01(c) of the Company Disclosure Letter have not incurred any intercompany debt obligations (other than those provisionally recorded in the accounting system of the Company Group Members), and (y) no intercompany debt obligations between any other Company Group Members have been incurred other than in the ordinary course of business.

(e) No Complaints. Since January 1, 2015, (i) neither the Company nor any of its Subsidiaries, nor any director or executive officer of the Company or any of its Subsidiaries has, and, to the Knowledge of the Company, no other officer, employee or accountant of the Company or any of its Subsidiaries has, received any material complaint, allegation, assertion or claim, in writing (or, to the Knowledge of the Company, orally) regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

Section 3.05. Absence of Certain Changes or Events. Except in connection with the Separation, the SNF Transaction, the execution and delivery of this Agreement, the Separation Agreement or the SNF Transaction Agreement, the consummation of the transactions contemplated hereby and thereby or as set forth on Section 3.05 of the Company Disclosure

Letter, (a) since the date of the Company Balance Sheet until the date hereof, the business of the Company and each of its Subsidiaries has been conducted in the ordinary course of business consistent in all material respects with past practice and (b) since September 30, 2017 until the date hereof, the Company and its Subsidiaries have not taken any action which, if taken (without consent) between the date hereof and the Effective Time, would constitute a breach of any of clauses (iv), (v), (viii), (xi), (xii), (xiii), (xiv) or (xv) of Section 7.01(b).

Section 3.06. Taxes. With respect to the representations and warranties in Section 3.06(a)–(f), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) Tax Returns and Payment of Taxes. The Company and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extensions) all Tax Returns required to be filed by them and all such Tax Returns are true, complete and correct in all respects. All Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on such Tax Returns) have been timely paid, except with respect to matters being contested in good faith for which adequate provisions for such Taxes have been established in the Company’s financial statements (in accordance with GAAP). Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to any U.S. federal taxes or agreed to any extension of time with respect to any U.S. federal tax assessment or deficiency. The Company has made available to Parent prior to the date of this Agreement accurate copies of the U.S. federal income Tax Returns filed by the Company and its Subsidiaries for each of the Tax years ended December 31, 2016, 2015 and 2014.

(b) Liens. There are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(c) Tax Deficiencies and Audits. Except as set forth in Section 3.06(c) of the Company Disclosure Letter, no deficiency for any amount of Taxes which has been proposed, asserted or assessed in writing by any taxing authority against the Company or any of its Subsidiaries remains unpaid, unless being contested in good faith for which adequate provisions, if required, have been made in the Company’s consolidated financial statements contained in the Company SEC Documents (in accordance with GAAP). Except as set forth in in Section 3.06(c) of the Company Disclosure Letter, there are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing, pending or, to the Knowledge of the Company, threatened with respect to any Taxes of the Company or any of its Subsidiaries.

(d) Tax Jurisdictions. Since January 1, 2015, no claim (which remains unresolved) has been made in writing by any taxing authority in a jurisdiction where the Company and its Subsidiaries do not file income, sales or franchise Tax Returns that the Company or any of its Subsidiaries is or may be subject to income, sales or franchise Tax in that jurisdiction.

(e) Consolidated Groups, Transferee Liability and Tax Agreements. Neither Company nor any of its Subsidiaries (i) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state or foreign Law), as transferee or successor, or (ii) is a party to, bound by or has any liability under any Tax sharing, allocation or indemnification agreement or arrangement (other than (x) an agreement or arrangement solely among the Company and/or its Subsidiaries or (y) customary Tax indemnifications contained in commercial agreements the primary purpose of which agreements does not relate to Taxes), except, in the case of clauses (i) and (ii), as set forth in Section 3.06(e) of the Company Disclosure Letter.

(f) Section 355. Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code during the two-year period ending on the date of this Agreement.

(g) Entity Jurisdiction and Classification; USRPHC. Except as set forth in Section 3.06(g) of the Company Disclosure Letter, none of the Subsidiaries of the Company is organized in a jurisdiction outside of the United States or is a tax resident of any such jurisdiction. To the Knowledge of the Company, neither the Company nor Gentiva Health Services, Inc. is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. The entity classification for U.S. federal income tax purposes of each Subsidiary of the Company is as set forth in Section 3.06(g) of the Company Disclosure Letter, and no Subsidiary of the Company has made an entity classification election under Section 301.7701-3 of the U.S. Treasury Regulations in the last five years except as set forth in Section 3.06(g) of the Company Disclosure Letter.

(h) Net Operating Loss Carryforwards. To the Knowledge of the Company with due inquiry of Company employees reasonably likely to have knowledge of such matters, (i) the consolidated net operating loss carryforward of the Company and its Subsidiaries as of December 31, 2016 for U.S. federal income tax purposes is not materially smaller than $460,000,000, (ii) with respect to the Subsidiaries of the Company set forth on Section 3.06(h)(i) of the Company Disclosure Letter, the net operating loss carryforwards of such Subsidiaries as of December 31, 2016 for U.S. federal income tax purposes (A) are not materially smaller than the amounts set forth on such Section of the Company Disclosure Letter and (B) represent not materially smaller than 79% of the aggregate net operating loss carryforward attributable to the Hospital Entities (excluding for this purpose the net operating loss carryforwards as of December 31, 2016 of Kindred Nursing Centers East, LLC), (iii) except as set forth in Section 3.06(h)(ii) of the Company Disclosure Letter, no such net operating loss carryforward is subject to limitation pursuant to Section 382 of the Code, (iv) the Company’s U.S. federal income tax consolidated group will recognize an aggregate loss of not materially smaller than $390,000,000, not materially smaller than $370,000,000 of which will be ordinary, for the taxable years ending December 31, 2017 and December 31, 2018 as a result of the SNF Transaction.

Section 3.07. Intellectual Property.

(a) Registered Company-Owned IP. Section 3.07(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of all Company-Owned IP that is the subject of any issuance, registration or application thereof, to or with any Governmental Entity or authorized private registrar (the “Registered Company-Owned IP”), including registered Trademarks, registered Copyrights, issued Patents, domain name registrations and pending applications for any of the foregoing, including for each item the current owner thereof.

(b) Right to Use; Title. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and/or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to the Company-Owned IP set forth in Section 3.07(a) of the Company Disclosure Letter, and the Company and/or one of its Subsidiaries owns or has the right to use all Intellectual Property used in or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, free and clear of all Liens other than Permitted Liens.

(c) Validity and Enforceability. The Company and its Subsidiaries’ rights in the Company-Owned IP are valid, subsisting and enforceable, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries has taken commercially reasonable steps to maintain the Company-Owned IP and to protect and preserve the confidentiality of all Trade Secrets included in the Company-Owned IP, except where the failure to take such actions would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Ownership of Employee and Consultant IP. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company owns all right, title and interest to, or has a right to use, the software listed in Section 3.07(d) of the Company Disclosure Letter. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all employees and contractors involved in the creation of Intellectual Property for the Company or its Subsidiaries within the scope of their employment or consulting (as applicable), have assigned their rights in such Intellectual Property to the Company or one of its Subsidiaries (to the extent not owned by the Company or one of its Subsidiaries by operation of law).

(e) Non Infringement. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, since January 1, 2016: (i) the conduct of the business of the Company and any of its Subsidiaries has not infringed, misappropriated or otherwise violated any Intellectual Property of any other Person and (ii) no third party has infringed upon, violated or misappropriated any Company-Owned IP.

(f) IP Legal Actions. There are no Legal Actions pending or, to the Knowledge of the Company, threatened: (i) alleging any infringement, misappropriation or violation of the Intellectual Property of any Person by the Company or any of its Subsidiaries or (ii) challenging the validity, enforceability or ownership of any Company-Owned IP (other than challenges made in the ordinary course of the prosecution of Registered Company-Owned IP), in the case of each of clause (i) and (ii), that would reasonably be expected to be material to the Company.

(g) IT Systems. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the IT Systems have, since January 1, 2016, (i) not malfunctioned or failed in a manner that would significantly impair the ability of the Company and its Subsidiaries to carry on their businesses and (ii) operated and performed in all material respects the functions necessary to carry on the operations of the businesses of the Company and its Subsidiaries as conducted as of the date of this Agreement, as applicable.

(h) Data Protection. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect , the Company and its Subsidiaries have taken commercially reasonable measures to protect and maintain the integrity and security of the Company’s and its Subsidiaries’ material IT Systems, and to the Knowledge of the Company such IT Systems do not contain any Malware that would reasonably be expected to materially adversely affect the functionality of the IT Systems or present a material risk of unauthorized access, disclosure, use, corruption, destruction or loss of any personally identifiable information, data or non-public information. Since January 1, 2016, no Person has gained unauthorized access to any of the IT Systems, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) Privacy. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries’ collection, storage, use, disclosure and transfer of any personally identifiable information in connection with the business of the Company and its Subsidiaries is in compliance with all applicable Laws and contractual obligations relating to privacy, data security and data protection, (ii) none of the Company and its Subsidiaries has received a complaint from any Governmental Entity regarding its collection, use or disclosure of personally identifiable information that is pending or unresolved and (iii) there has been no breach or loss of personally identifiable information by the Company, its Subsidiaries or any third parties.

Section 3.08. Brokers’ and Finders’ Fees. Except for fees payable to Guggenheim Securities, LLC and Barclays Capital Inc. (the “Company Financial Advisors”), neither the Company nor any of its Subsidiaries has employed any investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of the Company or its Subsidiaries or incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or the Separation Agreement or any transaction contemplated hereby or thereby. The Company has made available to Parent, prior to the execution of this Agreement, an accurate and complete copy of each engagement letter or other Contract between the Company and the Company Financial Advisors relating to the transactions contemplated by this Agreement or the Separation Agreement, including the Merger and the Separation.

Section 3.09. Employee Matters.

(a) Schedule. Section 3.09(a) of the Company Disclosure Letter contains an accurate and complete list, as of the date of this Agreement, of each material Company Employee Plan. For purposes of this Agreement, “Company Employee Plan” shall mean each plan, program, policy, collective bargaining agreement or other arrangement or agreement providing for employment, compensation, severance, deferred compensation, performance awards, stock or stock-based awards, fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, including each employment, severance, retention, change in control or consulting plan, program arrangement or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, independent contractor, consultant or director of the Company or any of its Subsidiaries (each, a “Company Employee”), or with respect to which the Company or any of its Subsidiaries has or may have any material liability.

(b) Documents. The Company has made available to Parent correct and complete copies (or, if a plan is not written, a written description) of each Company Employee Plan and material amendments thereto in each case that are in effect as of the date of this Agreement, and, to the extent applicable, (i) all related trust agreements, funding arrangements and insurance contracts, (ii) the most recent determination letter received regarding the tax-qualified status of each such Company Employee Plan, (iii) the most recent financial statements for each such Company Employee Plan, (iv) the Form 5500 Annual Returns/Reports for the most recent plan year for each such Company Employee Plan, (v) the current summary plan description for each Company Employee Plan and (vi) the most recent actuarial valuation report related to each such Company Employee Plan.

(c) Employee Plan Compliance. Except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Employee Plan has been established, administered, and maintained in accordance with its terms and in compliance with applicable Laws, including but not limited to ERISA and the Code; (ii) the Company and its Subsidiaries, where applicable, have timely made all contributions and other payments required by and due under the terms of each Company Employee Plan and applicable Law, and all benefits accrued under any unfunded Company Employee Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with GAAP; (iii) there are no audits, inquiries or Legal Actions pending or, to the Knowledge of the Company, threatened by the IRS or the U.S. Department of Labor, or any similar Governmental Entity with respect to any Company Employee Plan; (iv) there are no Legal Actions pending, or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan (in each case, other than routine claims for benefits); and (v) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in a transaction that could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. To the Knowledge of the Company, all of the Company Employee Plans that are intended to be qualified under Section 401(a) of the Code are so qualified and have received timely determination letters from the IRS and no such determination letter has been revoked nor, to the Knowledge of the Company, has any such revocation been threatened, and to the Knowledge of the Company no circumstance exists that is likely to result in the loss of such qualified status under Section 401(a) of the Code.

(d) Employee Plan Liabilities. Neither the Company nor any Company ERISA Affiliate nor any predecessor thereof sponsors, maintains, participates in, contributes to or has any material liability with respect to, or has in the past sponsored, maintained, participated in, contributed to or had any material liability with respect to, any plan subject to Title IV of ERISA or Section 412 of the Code. Neither the Company nor any Company ERISA Affiliate has incurred or reasonably expects to incur, either directly or indirectly, any material liability under Title I or Title IV of ERISA, or related provisions of the Code or foreign Law or regulations relating to employee benefit plans.

(e) Certain Company Employee Plans. No Company Employee Plan is a “multi-employer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code and neither the Company nor any of its ERISA Affiliates has at any time contributed to or had any liability or obligation in respect of any such multi-employer plan or multiple employer plan.

(f) Section 409A Compliance. Except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, each Company Employee Plan that is subject to Section 409A of the Code has been operated in compliance with such section and all applicable regulatory guidance. No current or former employee of, or independent contractor to, the Company or any of its Subsidiaries has a right to be indemnified for the additional taxes under Section 409A of the Code.

(g) Effect of Transaction. Except as set forth in Section 3.09(g) of the Company Disclosure Letter, neither the execution of this Agreement or the Separation Agreement, the consummation of the Merger or the Separation, nor any of the other transactions contemplated by this Agreement or the Separation Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, employee, contractor or consultant of the Company to severance pay or any other payment or benefit; (ii) accelerate the time of payment, funding, or vesting, or increase the amount of compensation due to any such individual, (iii) limit or restrict the right of the Company to merge, amend or terminate any Company Employee Plan, or (iv) increase the amount payable or result in any other material obligation pursuant to any Company Employee Plan. No current or former employee of, or independent contractor to, the Company or any of its Subsidiaries has a right to be indemnified for the additional taxes under Section 4999 of the Code.

(h) Employment Law Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and each of its Subsidiaries: (i) is, except as set forth in Section 4.04 or Section 5.04 of the Company Disclosure Letter, in compliance with all applicable Laws and agreements respecting hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee health and safety, leasing and supply of temporary and contingent staff, engagement of independent contractors, including proper classification of same, payroll taxes, and immigration with respect to Company Employees and contingent workers; and (ii) is in compliance with all applicable Laws relating to the relations between it and any labor organization, trade union, work council or other body representing Company Employees.

(i) Labor. Except as set forth in Section 3.09(i) of the Company Disclosure Letter, neither Company nor any of its Subsidiaries is party to, or subject to, any collective bargaining agreement or other agreement with any labor organization, work council or trade union with respect to any of its or their operations. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no work stoppage, slowdown or labor strike against the Company or any of its Subsidiaries is pending, threatened or has occurred in the last two (2) years, and, (ii) to the Knowledge of the Company, no work stoppage, slowdown or labor strike against the Company or any of its Subsidiaries is threatened. As of the date of this Agreement, except as set forth in Section 3.09(i) of the Company Disclosure Letter, none of the Company Employees are represented by a labor organization, work council or trade union and, to the Knowledge of the Company, there is no organizing activity, Legal Action, election petition or other material union activity of or by any labor organization, trade union or work council directed at the Company or any of its Subsidiaries, or any Company Employees. Except as set forth in Section 3.09(i) of the Company Disclosure Letter, there are no material Legal Actions, government investigations, or labor grievances pending, or, to the Knowledge of the Company, threatened relating to any employment related matter involving any Company Employee or applicant, including, but not limited to, charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices, or other alleged violations of Law, except for any of the foregoing which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j) WARN Act. Since January 1, 2016, except as set forth in Section 3.09(j) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has implemented any plant closing or layoff of employees that implicated the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Law, and no such action will be implemented without advance notice to Parent, except as may be required in connection with the SNF Transaction.

Section 3.10. Property Matters.

(a) Owned Real Estate. Section 3.10(a)(i) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of the Owned Real Estate and lists the address and owner of each parcel of Owned Real Estate. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation proceeding with respect to any material portion of the Owned Real Estate, taken as a whole. Except as set forth in Section 3.10(a)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a lessor or grantor under any lease or other instrument granting to any third party any right to the possession, lease, occupancy or enjoyment of any material portion of the Owned Real Estate.

(b) Leased Real Estate. Section 3.10(b)(i) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of the Leased Material Real Estate and includes the address, landlord and tenant for each of the Leased Material Real Estate. The Company has made available to Parent copies that are correct and complete of Material Leases and amendments thereto in each case that are in effect as of the date of this Agreement, except for amendments that do not contain material information. With respect to the Material Leases: (i) all the Material Leases are valid and binding on the Company or its applicable Subsidiary, enforceable against it in accordance with their terms, except as such enforceability may be limited by the Enforceability Exceptions; (ii) neither the Company nor any of its Subsidiaries has violated any material provision of, or failed to perform any material obligation required under the provisions of, any Material Lease; and (iii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any counterparty is in breach, or has received written notice of breach, of any Material Lease, except, with respect to each of clauses (i), (ii) and (iii), where such failure to be valid and binding or such violation or breach would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 3.10(b)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has assigned, pledged, mortgaged, hypothecated or otherwise transferred any Material Lease. Neither the Company nor any of its Subsidiaries is a sublessor or grantor under any sublease or other instrument granting to any third party any right to the possession, lease, occupancy or enjoyment of any material portion of the Leased Material Real Estate.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one or more of its Subsidiaries has good and valid (and in the case of Owned Real Estate, good, valid and marketable fee simple) title to, or otherwise has the right to use pursuant to a valid and enforceable lease, license or similar contractual arrangement, all of the assets (real, personal and tangible, but excluding all Intellectual Property which is solely the subject of Section 3.07(b)) that are used or held for use in connection with the business of the Company and its Subsidiaries as currently conducted free and clear of any Lien other than Permitted Liens.

Section 3.11. Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) as of the date of this Agreement, all insurance policies (including fidelity bonds and other similar instruments) (“Policies”) with respect to the business and assets of the Company and its Subsidiaries are in full force and effect, all Policies (or other insurance policies providing substantially similar insurance coverage) have been in effect continuously since January 1, 2016 (other than Policies purchased after such date) and all premiums due with respect to all Policies have been paid, (ii) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of any of the Policies and (iii) the Company and its Subsidiaries have not received any written notice of cancellation or, to the Knowledge of the Company, threatened cancellation of any of the Policies or of any material claim pending regarding the Company or any of its Subsidiaries under any of such Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policies. The Company and its Subsidiaries maintain insurance with reputable insurers, including the Company’s limited purpose insurance Subsidiary, in such amounts and against such risks in all material respects as is customary for the industries in which it and its Subsidiaries operate and as the management of the Company has in good faith determined to be prudent and appropriate.

Section 3.12. Proxy Statement. None of the information included or incorporated by reference in the letter to the stockholders, notice of meeting, proxy statement and forms of proxy (collectively, the “Company Proxy Statement”), to be filed with the SEC in connection with the Merger, will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, HospitalCo Parent or Merger Sub expressly for inclusion or incorporation by reference in the Company Proxy Statement. The Company Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

Section 3.13. Takeover Statutes. Subject to the accuracy of the representations and warranties of Parent, HospitalCo Parent and Merger Sub set forth in Section 6.08, the Company Board has taken all action necessary to render inapplicable anti-takeover statutes or regulations of the DGCL (including Section 203 thereof and any similar provisions in the Company’s Charter Documents) and no such anti-takeover statutes or regulations apply or, at the Effective Time, will apply to this Agreement, the Separation Agreement or the Transactions.

Section 3.14. Fairness Opinion. The Company has received separate opinions from each Company Financial Advisor to the effect that, as of the date of each such opinion and based upon and subject to the procedures followed and limitations, qualifications and assumptions set forth therein, the Merger Consideration to be received by the holders of shares of Company Common Stock (excluding Parent, HospitalCo Parent, Merger Sub, Hospital Merger Sub and any of their respective Affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders, and such opinions have not been withdrawn, modified or revoked as of the date of this Agreement. The Company shall, promptly following the execution of this Agreement by all parties, furnish an accurate and complete copy of each such opinion to Parent solely for informational purposes.

Section 3.15. Affiliate Transactions. There are not and have not been since January 1, 2016 any transactions, or series of related transactions, agreements or understandings that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company SEC Documents filed prior to the date of this Agreement. Section 3.15 of the Company Disclosure Letter sets forth a description of the intercompany agreements existing as of the date of this Agreement between the Homecare Business and the Homecare Entities, on the one hand, and the Hospital Business and the Hospital Entities, on the other hand, that would be material to the Hospital Business, taken as a whole, or material to the Homecare Business, taken as a whole.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

WITH RESPECT TO THE HOMECARE BUSINESS

Except as set forth in (i) the correspondingly numbered Section of the Company Disclosure Letter, or in another section of the Company Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure relates to such Section, or (ii) any Annual Report on Form 10-K or Quarterly Report on Form 10-Q included in the Company SEC Documents filed with or furnished by the Company to the SEC prior to the third Business Day prior to the date of this Agreement (but excluding any disclosure contained in any such reports, schedules, forms, statements and other documents under the heading “Risk Factors” or “Cautionary Statement Regarding Forward-Looking Statements” or disclosures that are predictive or forward-looking in nature), the Company hereby represents and warrants to Parent, HospitalCo Parent and Merger Sub, as of the date hereof and as of the Closing Date, as set forth below in this Article IV.

Section 4.01. Financial Statements. When delivered, the Homecare Audited Financial Statements will have been prepared in good faith from the books and records of the Company and its Subsidiaries and fairly present, in all material respects, the financial position of the Homecare Business as at the respective dates thereof and the results of operations and changes in cash flows of the Homecare Business for the respective periods covered thereby, in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto).

Section 4.02. Absence of Certain Changes or Events. Since the date of the Company Balance Sheet until the date of this Agreement, there has not been any Homecare Material Adverse Effect and no event, occurrence, fact, condition, change or effect has occurred that would reasonably be expected to have, individually or in the aggregate, a Homecare Material Adverse Effect.

Section 4.03. Compliance; Homecare Permits; Payor Programs.

(a) Compliance. Except as would not reasonably be expected to have, individually or in the aggregate, a Homecare Material Adverse Effect or as set forth in Section 4.03 of the Company Disclosure Letter, in connection with the Homecare Business, in whole or in part: (i) the Company and each of its Subsidiaries is, and has been, in compliance with all Laws (including Health Care Regulatory Laws, Orders, or CIAs) applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound; (ii) since January 1, 2015, neither the Company nor any of its Subsidiaries has received any written communication from any Governmental Entity, nor, to the Knowledge of the Company, has any Governmental Entity issued any written communication, including, without limitation, any subpoena or investigative demand, stating that the Company or any of its Subsidiaries is not in compliance with any Law, including any Health Care Regulatory Law, Orders, or CIAs, in each case other than surveys or audits conducted in the ordinary course of business; (iii) to the Knowledge of the Company there is no civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, notice, demand letter, warning letter, subpoena, proceeding or request for information related to noncompliance with, or otherwise involving, any Health Care Regulatory Laws, Orders, or CIAs pending against the Company or any of the Subsidiaries other than ordinary course audits, denials or surveys; and (iv) neither the Company nor any of its Subsidiaries is party to or subject to any CIA, deferred prosecution agreement, consent order, consent decree or other settlement agreement or memorandum of understanding with any Governmental Entity relating to Health Care Regulatory Laws. None of the representations and warranties contained in this Section 4.03(a) shall be deemed to relate to Taxes, which are addressed exclusively in Section 3.06, any Intellectual Property matters, which are addressed exclusively in Section 3.07, or any environmental matters, which are addressed exclusively in Section 4.05 and Section 5.05.

(b) Homecare Permits. Except as would not reasonably be expected to have, individually or in the aggregate, a Homecare Material Adverse Effect or as set forth in Section 4.03 of the Company Disclosure Letter: (i) the Homecare Entities hold all material Permits necessary to operate the healthcare facilities owned, operated or managed by the Company or its Subsidiaries relating to the Homecare Business and to operate the Homecare Business as it is currently being operated and use their respective properties and assets as currently used (such Permits, collectively, the “Homecare Permits”); and (ii) the Homecare Entities are in compliance with the terms of all such Homecare Permits. All Homecare Permits are valid and in full force and effect, no default has occurred under any such Permits, and no limitation, restriction, suspension, cancellation, revocation, withdrawal, modification or non-renewal of any such Homecare Permit is pending or, to the Knowledge of the Company, threatened, and to the Knowledge of the Company, no event has occurred that would result in the limitation, restriction, suspension, cancellation, revocation, withdrawal, modification or non-renewal of any such Homecare Permit, except as would not reasonably be expected to have, individually or in the aggregate, a Homecare Material Adverse Effect.

(c) Exclusions and Suspensions. Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, employees, or, to the Knowledge of the Company, contractors, with respect to the Homecare Business, is currently excluded or suspended from participation, or, is otherwise ineligible to participate, in any Government Reimbursement Program, or is subject to an action or investigation that is reasonably likely to result in such exclusion or suspension, except where any such exclusion or suspension has not had, and would not reasonably be expected to have, individually or in the aggregate, a Homecare Material Adverse Effect.

(d) Overpayments. Except as set forth in Section 4.03 of the Company Disclosure Letter and to the Knowledge of the Company, the Company and its Subsidiaries have paid or made provision to pay any overpayment received from any Governmental Entity or Third Party Payor Program and any similar obligation with respect to reimbursement programs in which the Company or any of its Subsidiaries participates relating to the Homecare Business, in whole or in part, except where any failure to pay or make provision to pay any overpayment would not reasonably be expected to have, individually or in the aggregate, a Homecare Material Adverse Effect. Except as set forth in Section 4.03 of the Company Disclosure Letter or as would not reasonably be expected to be, individually or in the aggregate, material to the Homecare Business, other than ordinary course audits or payment adjustments, there are no pending or, to the Knowledge of the Company, threatened investigations, litigation, or overpayments, in each case relating to the Company or any Subsidiary, the Homecare Business, in whole or in part, and the Health Care Regulatory Laws.

(e) Billings. Except as set forth in Section 4.03 of the Company Disclosure Letter, since January 1, 2016, to the Knowledge of the Company (i) all billings by the Company and its Subsidiaries relating to the Homecare Business, in whole or in part, have been for items and services actually provided by the Company or its Subsidiaries, as applicable, to eligible patients, in accordance with payment rates of Government Reimbursement Programs or Third Party Payor Programs and (ii) the Company and its Subsidiaries have all necessary and appropriate documentation reasonably necessary to support such billings and which is correct in all respects, except with respect to each of clauses (i) and (ii), as would not reasonably be expected to have, individually or in the aggregate, a Homecare Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Homecare Material Adverse Effect, to the Knowledge of the Company, neither the Company nor any of the Subsidiaries, with respect to the Homecare Business, has knowingly presented or caused to be presented a claim for reimbursement that is false or fraudulent.

(f) Payment Programs. As of the date of this Agreement, except as set forth in Section 4.03 of the Company Disclosure Letter, the Company and each Subsidiary meets, or is actively engaged in remediating issues identified through ordinary course surveys or audits (as they relate to Company Payment Programs), the applicable material requirements of participation, coverage, and enrollment for, and where applicable, are parties to valid supplier or participation agreements related to all Government Reimbursement Programs and Third Party Payor Programs (collectively, “Company Payment Programs”) in which the Company and each Subsidiary participates in connection with the Homecare Business, in whole or in part, except as would not reasonably be expected to have, individually or in the aggregate, a Homecare Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Company, and other than ordinary course surveys, audits or denials, neither the Company nor any Subsidiary has received any written notice of any action pending by any Company Payment Program, either to revoke, limit, or terminate the participation for cause of the Company or any of the Subsidiaries in any Company Payment Program. Other than ordinary course surveys or audits (as they relate to Company Payment Programs), to the Knowledge of the Company, no event has occurred which, with the giving of notice, the passage of time, or both, would constitute grounds for termination in the participation of the Company or any of its Subsidiaries with respect to the Homecare Business in any Company Payment Program. The Company Payment Programs to which the Company or any Subsidiary is a party constitute valid and binding obligations on the Company or its applicable Subsidiaries who are parties thereto, enforceable against it in accordance with its terms. Other than ordinary course surveys or audits (as they relate to Company Payment Programs), neither the Company nor any Subsidiary has received notice of default of any material provision under any Company Payment Program and, to the Knowledge of Company and each Subsidiary, the other parties thereto are not in default of any material provision thereunder, except as would not reasonably be expected to have, individually or in the aggregate, a Homecare Material Adverse Effect. Other than ordinary course audits, surveys or payment adjustments, to the Knowledge of the Company, there is no pending, concluded or threatened civil, administrative or criminal proceeding relating to the participation by the Company or any Subsidiary in any Company Payment Program.

(g) Employee Authorizations. To the Knowledge of the Company, each employee of the Company and any Subsidiary providing services to patients relating to the Homecare Business, in whole or in part, is duly licensed, certified, registered and qualified as required by applicable Law and is qualified to provide such services by each Governmental Entity having jurisdiction over the provision of such services, except as would not reasonably be expected to have, individually or in the aggregate, a Homecare Material Adverse Effect. To the Knowledge of the Company, no suspension, cancellation, revocation, withdrawal, modification, restriction, probation or non-renewal of any such employee license or qualification is pending or threatened, except as would not reasonably be expected to have, individually or in the aggregate, a Homecare Material Adverse Effect. To the Knowledge of the Company, there are no inquiries, investigations or monitoring of activities pending or threatened relating to any employee license or qualification in connection with the Homecare Business, in whole or in part, except for routine audits or reviews or except as would not reasonably be expected to have, individually or in the aggregate, a Homecare Material Adverse Effect.

(h) False Claims Act. To the Knowledge of the Company, as of the date of this Agreement, except as set forth in Section 4.03 of the Company Disclosure Letter, no Person (terminated employee, contractor or otherwise) has filed a complaint exclusively under the Federal False Claims Act (31 U.S.C. §§ 3729-3733), which has been unsealed by a court of competent jurisdiction and served on the Company, except as would not reasonably be expected to have an adverse effect in any material respect on the Homecare Business.

(i) HIPAA. Except as set forth in Section 4.03 of the Company Disclosure Letter, and except as would not reasonably be expected to have, individually or in the aggregate, a Homecare Material Adverse Effect: (i) the Company and each of its Subsidiaries (A) has complied and currently is in compliance with its obligations under HIPAA and all state and federal laws governing the privacy and security of health information, (B) has entered into “Business Associate Agreements” as required under HIPAA with Company’s clients that are “Covered Entities” as defined under HIPAA, and (C) is in compliance with the terms of all such Business Associate Agreements; (ii) no investigations, audits, or other actions have been asserted or, to the Knowledge of the Company, threatened against Company or any of its Subsidiaries by any Person or Governmental Entity alleging a violation of HIPAA; and (iii) there has been no unauthorized access to, use or disclosure of “Protected Health Information” or “PHI” as defined under HIPAA, no “Security Incident” or “Breach of Unsecured PHI” as those terms are defined under HIPAA.

Section 4.04. Legal Proceedings. Section 4.04 of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of any Legal Action (other than ordinary course professional and general liability claims insured by the Company’s captive insurance Subsidiary) that relates to the Homecare Business, in whole or in part, pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets or, to the Knowledge of the Company, any executive officer or director of the Company or any of its Subsidiaries in their capacities as such, in each case, by or before any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Homecare Material Adverse Effect. Section 4.04(b) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of any material Legal Action relating to the Homecare Business, in whole or in part, commenced by the Company or its Subsidiaries against any other Person which Legal Action has not been finally resolved. Except as set forth in Section 4.04(c) of the Company Disclosure Letter, none of the Company or any of its Subsidiaries or any of their respective properties, rights or assets is or are subject to any order, writ, assessment, decision, injunction, decree, ruling or judgment of, or settlement agreement or other written agreement with, a Governmental Entity (“Order”), whether temporary, preliminary or permanent, relating to the Homecare Business, in whole or in part, which, if breached, violated or not complied with would reasonably be expected to have, individually or in the aggregate, a Homecare Material Adverse Effect.

Section 4.05. Environmental Matters.

(a) Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Homecare Material Adverse Effect:

(i) The Company and its Subsidiaries are, and since January 1, 2016 have been, in compliance with all Environmental Laws in connection with the Homecare Business, in whole or in part, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the Homecare Business.

(ii) Neither the Company nor any of its Subsidiaries in connection with the Homecare Business, in whole or in part, has caused any release of or exposure to any Hazardous Substance, whether on or off the property currently or, to the Knowledge of the Company, formerly owned or operated by the Company or any Subsidiary, in each case under circumstances reasonably expected to give rise to any liability to the Company or any of its Subsidiaries or requirement for notification, investigation or remediation by the Company or any of its Subsidiaries under any Environmental Law.

(iii) There is no Legal Action or information request pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to the Homecare Business, in whole or in part, alleging any liability under or non-compliance with any Environmental Law, and neither the Company nor any of its Subsidiaries is subject to any Order or written agreement by or with any Governmental Entity or third party imposing any liability or obligation under any Environmental Law relating to the Homecare Business, in whole or in part.

Section 4.06. Homecare Material Contracts.

(a) Homecare Material Contracts. For purposes of this Agreement, “Homecare Material Contract” shall mean the following to which the Company or any of its Subsidiaries is a party or by which any of their respective assets are bound (excluding any Leases) and which relates to the Homecare Business, in whole or in part:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act);

(ii) any Contract pursuant to which the Company or any of its Subsidiaries reasonably expects to have remaining obligations to make payments of more than $5,000,000 in any calendar year or $12,500,000 in the aggregate;

(iii) any Contract providing for indemnification or any guaranty by (A) the Company or any Subsidiary thereof or (B) any Person for any liabilities or obligations of the Company or any Subsidiary thereof, in each case that is material to the Homecare Business, other than (x) any guaranty by the Company or a Subsidiary thereof of any of the obligations of (A) the Company or another wholly owned Subsidiary thereof or (B) any Subsidiary (other than a wholly owned Subsidiary) of the Company that was entered into in the ordinary course of business, or (y) any Contract providing for indemnification entered into in the ordinary course of business;

(iv) any Contract that (A) purports to limit in any material respect the right of the Company or any of its Subsidiaries (other than Non-Controlled Joint Ventures) or, at any time after the consummation of the Merger, the Surviving Entity, Parent or any of their respective Subsidiaries, (x) to engage in any line of business, or (y) to compete with any Person or operate in any geographical location and (B) is material to the Company and its Subsidiaries, taken as a whole;

(v) any Contract that grants any third party any exclusive rights, right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries (other than Intellectual Property);

(vi) any Contract relating to the disposition or acquisition, directly or indirectly (whether by merger, sale of stock, sale of assets or otherwise), by the Company or any of its Subsidiaries after the date of this Agreement of any assets, rights or properties with a fair market value in excess of $7,500,000 entered into since January 1, 2016 or which contain remaining obligations of performance that are binding on the Company or any of its Subsidiaries;

(vii) any Contract that requires the purchase of all of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a given third party, which product or service is material to the Homecare Business;

(viii) any Contract that obligates the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party or which contains “most favored nation” covenants that is material to the Homecare Business;

(ix) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts, in each case relating to Indebtedness, whether as borrower or lender, in each case in excess of $7,500,000, other than (x) accounts receivables and payables, and (y) loans to direct or indirect Subsidiaries of the Company;

(x) any Contract relating to the settlement of a proceeding that imposes any ongoing material restriction on the Homecare Business;

(xi) any material Contract in which (A) the Company or any of its Subsidiaries is granted a license or other right under any material Intellectual Property (other than licenses for shrinkwrap, clickwrap or other similar commercially available off-the-shelf software) or (B) pursuant to which the Company or any of its Subsidiaries grants a license to any third party under any material Company-Owned IP (other than non-exclusive licenses);

(xii) any collective bargaining agreement covering current or former employees of the Company or any of its Subsidiaries;

(xiii) any Contract with a payor (any payors that are Affiliates of other payors shall be treated as the same payor for purposes of this clause (xiii)) pursuant to which the Company or any of its Subsidiaries reasonably expects to receive payments of more than $15,000,000 in any calendar year;

(xiv) any Contract limiting or restricting the ability of the Company or any of its Subsidiaries (other than Non-Controlled Joint Ventures) (A) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, or (B) to make loans to the Company or any of its Subsidiaries;

(xv) any joint venture or partnership agreement, or other similar Contract, providing for the formation, creation, management or control of any material joint venture or partnership;

(xvi) any Contract that obligates the Company or any of its Subsidiaries (other than Non-Controlled Joint Ventures) to make any material loans, advances or capital contributions to, or investments in, any Person; or

(xvii) any material written commercial contract between the Homecare Business or a Homecare Entity, on the one hand, and the Hospital Business or a Hospital Entity, on the other hand.

(b) Schedule of Material Contracts. Section 4.06 of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of all Homecare Material Contracts. The Company has made available to Parent copies that are correct and complete in all material respects of all Homecare Material Contracts and amendments thereto in each case that are in effect as of the date of this Agreement, except for Contracts and amendments that do not contain material information.

(c) No Breach. (i) All of the Homecare Material Contracts are valid and binding on the Company or its applicable Subsidiary, enforceable against it in accordance with their terms, except as such enforceability may be limited by the Enforceability Exceptions, (ii) to the Knowledge of the Company, there are no material disputes pending or threatened with respect to any Homecare Material Contract, (iii) neither the Company nor any of its Subsidiaries has violated any material provision of, or failed to perform any material obligation required under the provisions of, any Homecare Material Contract, and (iv) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party is in breach (with or without notice or lapse of time, or both) of any Homecare Material Contract; except, with respect to each of (i), (ii), (iii) and (iv), where such failure to be valid and binding or in full force and effect or dispute, violation or breach would not reasonably be expected to have, individually or in the aggregate, a Homecare Material Adverse Effect. As of the date of this Agreement, none of the Company nor its Subsidiaries has received any written notice of the intention of any other party to any Homecare Material Contract to terminate for default, convenience or otherwise any Homecare Material Contract.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

WITH RESPECT TO THE HOSPITAL BUSINESS

Except as set forth in (i) the correspondingly numbered Section of the Company Disclosure Letter, or in another section of the Company Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure relates to such Section, or (ii) any Annual Report on Form 10-K or Quarterly Report on Form 10-Q included in the Company SEC Documents filed with or furnished by the Company to the SEC prior to the third Business Day prior to the date of this Agreement (but excluding any disclosure contained in any such reports, schedules, forms, statements and other documents under the heading “Risk Factors” or “Cautionary Statement Regarding Forward-Looking Statements” or disclosures that are predictive or forward-looking in nature), the Company hereby represents and warrants to Parent, HospitalCo Parent and Merger Sub, as of the date hereof and as of the Closing Date, as set forth below in this Article V.

Section 5.01. Financial Statements. When delivered, the Hospital Audited Financial Statements will have been prepared in good faith from the books and records of the Company and its Subsidiaries and fairly present, in all material respects, the financial position of the Hospital Business as at the respective dates thereof and the results of operations and changes in cash flows of the Hospital Business for the respective periods covered thereby, in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto).

Section 5.02. Absence of Certain Changes or Events. Since the date of the Company Balance Sheet until the date of this Agreement, there has not been any Hospital Material Adverse Effect and no event, occurrence, fact, condition, change or effect has occurred that would reasonably be expected to have, individually or in the aggregate, a Hospital Material Adverse Effect.

Section 5.03. Compliance; Hospital Permits; Payor Programs.

(a) Compliance. Except as would not reasonably be expected to have, individually or in the aggregate, a Hospital Material Adverse Effect or as set forth in Section 5.03 of the Company Disclosure Letter, in connection with the Hospital Business, in whole or in part: (i) the Company and each of its Subsidiaries is, and has been, in compliance with all Laws (including Health Care Regulatory Laws, Orders, or CIAs) applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound; (ii) since January 1, 2015, neither the Company nor any of its Subsidiaries has received any written communication from any Governmental Entity, nor, to the Knowledge of the Company, has any Governmental Entity issued any written communication, including, without limitation, any subpoena or investigative demand, stating that the Company or any of its Subsidiaries is not in compliance with any Law, including any Health Care Regulatory Law, Orders, or CIAs, in each case other than surveys or audits conducted in the ordinary course of business; (iii) to the Knowledge of the Company there is no civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, notice, demand letter, warning letter, subpoena, proceeding or request for information related to noncompliance with, or otherwise involving, any Health Care Regulatory Laws, Orders, or CIAs pending against the Company or any of the Subsidiaries other than ordinary course audits, denials or surveys; and (iv) neither the Company nor any of its Subsidiaries is party to or subject to any CIA, deferred prosecution agreement, consent order, consent decree or other settlement agreement or memorandum of understanding with any Governmental Entity relating to Health Care Regulatory Laws. None of the representations and warranties contained in this Section 5.03(a) shall be deemed to relate to Taxes, which are addressed exclusively in Section 3.06, any Intellectual Property matters, which are addressed exclusively in Section 3.07, or any environmental matters, which are addressed exclusively in Section 4.05 and Section 5.05.

(b) Hospital Permits. Except as would not reasonably be expected to have, individually or in the aggregate, a Hospital Material Adverse Effect or as set forth in Section 5.03 of the Company Disclosure Letter: (i) the Hospital Entities hold all material Permits necessary to operate the healthcare facilities owned, operated or managed by the Company or its Subsidiaries relating to the Hospital Business and to operate the Hospital Business as it is currently being operated and use their respective properties and assets as currently used (such Permits, collectively, the “Hospital Permits”); and (ii) the Hospital Entities are in compliance with the terms of all such Hospital Permits. All Hospital Permits are valid and in full force and effect, no default has occurred under any such Permits, and no limitation, restriction, suspension, cancellation, revocation, withdrawal, modification or non-renewal of any such Hospital Permit is pending or, to the Knowledge of the Company, threatened, and to the Knowledge of the Company, no event has occurred that would result in the limitation, restriction, suspension, cancellation, revocation, withdrawal, modification or non-renewal of any such Hospital Permit, except as would not reasonably be expected to have, individually or in the aggregate, a Hospital Material Adverse Effect.

(c) Exclusions and Suspensions. Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, employees, or, to the Knowledge of the Company, contractors, with respect to the Hospital Business, is currently excluded or suspended from participation, or, is otherwise ineligible to participate, in any Government Reimbursement Program, or is subject to an action or investigation that is reasonably likely to result in such exclusion or suspension, except where any such exclusion, suspension or debarment has not had, and would not reasonably be expected to have, individually or in the aggregate, a Hospital Material Adverse Effect.

(d) Overpayments. Except as set forth in Section 5.03 of the Company Disclosure Letter and to the Knowledge of the Company, the Company and its Subsidiaries have paid or made provision to pay any overpayment received from any Governmental Entity or Third Party Payor Program and any similar obligation with respect to reimbursement programs in which the Company or any of its Subsidiaries participates relating to the Hospital Business, in whole or in part, except where any failure to pay or make provision to pay any overpayment would not reasonably be expected to have, individually or in the aggregate, a Hospital Material Adverse Effect. Except as set forth in Section 5.03 of the Company Disclosure Letter or as would not reasonably be expected to be, individually or in the aggregate, material to the Hospital Business, other than ordinary course audits or payment adjustments, there are no pending or, to the Knowledge of the Company, threatened investigations, litigation, or overpayments, in each case, relating to the Company or any Subsidiary, the Hospital Business, in whole or in part, and the Health Care Regulatory Laws.

(e) Billings. Except as set forth in Section 5.03 of the Company Disclosure Letter, since January 1, 2016, to the Knowledge of the Company (i) all billings by the Company and its Subsidiaries relating to the Hospital Business, in whole or in part, have been for items and services actually provided by the Company or its Subsidiaries, as applicable, to eligible patients, in accordance with payment rates of Government Reimbursement Programs or Third Party Payor Programs and (ii) the Company and its Subsidiaries have all necessary and appropriate documentation reasonably necessary to support such billings and which is correct in all respects, except with respect to each of clauses (i) and (ii), as would not reasonably be expected to have, individually or in the aggregate, a Hospital Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Hospital Material Adverse Effect, to the Knowledge of the Company, neither the Company nor any of the Subsidiaries, with respect to the Hospital Business, has knowingly presented or caused to be presented a claim for reimbursement that is false or fraudulent.

(f) Payment Programs. As of the date of this Agreement, except as set forth in Section 5.03 of the Company Disclosure Letter, the Company and each Subsidiary meets, or is actively engaged in remediating issues identified through ordinary course survey or audits (as they relate to Company Payment Programs), the applicable material requirements of participation, coverage, and enrollment for, and where applicable, are parties to valid supplier or participation agreements related to all Company Payment Programs in which the Company and each Subsidiary participates in connection with the Hospital Business, in whole or in part, except as would not reasonably be expected to have, individually or in the aggregate, a Hospital Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Company, and other than ordinary course surveys, audits or denials, neither the Company nor any Subsidiary has received any written notice of any action pending by any Company Payment Program, either to revoke, limit, or terminate the participation for cause of the Company or any of the Subsidiaries in any Company Payment Program. Other than ordinary course surveys or audits (as they relate to Company Payment Programs), to the Knowledge of the Company, no event has occurred which, with the giving of notice, the passage of time, or both, would constitute grounds for termination in the participation of the Company or any of its Subsidiaries with respect to the Hospital Business in any Company Payment Program. The Company Payment Programs to which the Company or any Subsidiary is a party constitute valid and binding obligations on the Company or its applicable Subsidiaries who are parties thereto, enforceable against it in accordance with its terms. Other than ordinary course surveys or audits (as they relate to Company Payment Programs), neither the Company nor any Subsidiary has received notice of default of any material provision under any Company Payment Program and, to the Knowledge of Company and each Subsidiary, the other parties thereto are not in default of any material provision thereunder, except as would not reasonably be expected to have, individually or in the aggregate, a Hospital Material Adverse Effect. Other than ordinary course audits, surveys or payment adjustments, to the Knowledge of the Company, there is no pending, concluded or threatened civil, administrative or criminal proceeding relating to the participation by the Company or any Subsidiary in any Company Payment Program.

(g) Employee Authorizations. To the Knowledge of the Company, each employee of the Company and any Subsidiary providing services to patients relating to the Hospital Business, in whole or in part, is duly licensed, certified, registered and qualified as required by applicable Law and is qualified to provide such services by each Governmental Entity having jurisdiction over the provision of such services, except as would not reasonably be expected to have, individually or in the aggregate, a Hospital Material Adverse Effect. To the Knowledge of the Company, no suspension, cancellation, revocation, withdrawal, modification, restriction, probation or non-renewal of any such employee license or qualification is pending or threatened, except as would not reasonably be expected to have, individually or in the aggregate, a Hospital Material Adverse Effect. To the Knowledge of the Company, there are no inquiries, investigations or monitoring of activities pending or threatened relating to any employee license or qualification in connection with the Hospital Business, in whole or in part, except for routine audits or reviews or except as would not reasonably be expected to have, individually or in the aggregate, a Hospital Material Adverse Effect.

(h) False Claims Act. To the Knowledge of the Company, as of the date of this Agreement, except as set forth in Section 5.03 of the Company Disclosure Letter, no Person (terminated employee, contractor or otherwise) has filed a complaint exclusively under the Federal False Claims Act (31 U.S.C. §§ 3729-3733), which has been unsealed by a court of competent jurisdiction and served on the Company, except as would not reasonably be expected to have an adverse effect in any material respect on the Hospital Business.

(i) HIPAA. Except as set forth in Section 5.03 of the Company Disclosure Letter, and except as would not reasonably be expected to have, individually or in the aggregate, a Hospital Material Adverse Effect: (i) the Company and each of its Subsidiaries (A) has complied and currently is in compliance with its obligations under HIPAA and all state and federal laws governing the privacy and security of health information, (B) has entered into “Business Associate Agreements” as required under HIPAA with Company’s clients that are “Covered Entities” as defined under HIPAA, and (C) is in compliance with the terms of all such Business Associate Agreements; (ii) no investigations, audits, or other actions have been asserted or, to the Knowledge of the Company, threatened against Company or any of its Subsidiaries by any Person or Governmental Entity alleging a violation of HIPAA; and (iii) there has been no unauthorized access to, use or disclosure of “Protected Health Information” or “PHI” as defined under HIPAA, no “Security Incident” or “Breach of Unsecured PHI” as those terms are defined under HIPAA.

Section 5.04. Legal Proceedings. Section 5.04 of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of any Legal Action (other than ordinary course professional and general liability claims insured by the Company’s captive insurance Subsidiary) that relates to the Hospital Business, in whole or in part, pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets or, to the Knowledge of the Company, any executive officer or director of the Company or any of its Subsidiaries in their capacities as such, in each case, by or before any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Hospital Material Adverse Effect. Section 5.04(b) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of any material Legal Action relating to the Hospital Business, in whole or in part, commenced by the Company or its Subsidiaries against any other

Person which Legal Action has not been finally resolved. Except as set forth in Section 5.04(c) of the Company Disclosure Letter, none of the Company or any of its Subsidiaries or any of their respective properties, rights or assets is or are subject to any Order, whether temporary, preliminary or permanent, relating to the Hospital Business, in whole or in part, which, if breached, violated or not complied with would reasonably be expected to have, individually or in the aggregate, a Hospital Material Adverse Effect.

Section 5.05. Environmental Matters.

(a) Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Hospital Material Adverse Effect:

(i) The Company and its Subsidiaries are, and since January 1, 2016 have been, in compliance with all Environmental Laws in connection with the Hospital Business, in whole or in part, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the Hospital Business.

(ii) Neither the Company nor any of its Subsidiaries in connection with the Hospital Business, in whole or in part, has caused any release of or exposure to any Hazardous Substance, whether on or off the property currently or, to the Knowledge of the Company, formerly owned or operated by the Company or any Subsidiary, in each case under circumstances reasonably expected to give rise to any liability to the Company or any of its Subsidiaries or requirement for notification, investigation or remediation by the Company or any of its Subsidiaries under any Environmental Law.

(iii) There is no Legal Action or information request pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to the Hospital Business, in whole or in part, alleging any liability under or non-compliance with any Environmental Law, and neither the Company nor any of its Subsidiaries is subject to any Order or written agreement by or with any Governmental Entity or third party imposing any liability or obligation under any Environmental Law relating to the Hospital Business, in whole or in part.

Section 5.06. Hospital Material Contracts.

(a) Hospital Material Contracts. For purposes of this Agreement, “Hospital Material Contract” shall mean the following to which the Company or any of its Subsidiaries is a party or by which any of their respective assets are bound (excluding any Leases) and which relates to the Hospital Business, in whole or in part:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act);

(ii) any Contract pursuant to which the Company or any of its Subsidiaries reasonably expects to have remaining obligations to make payments of more than $5,000,000 in any calendar year or $12,500,000 in the aggregate;

(iii) any Contract providing for indemnification or any guaranty by (A) the Company or any Subsidiary thereof or (B) any Person for any liabilities or obligations of the Company or any Subsidiary thereof, in each case that is material to the Hospital Business, other than (x) any guaranty by the Company or a Subsidiary thereof of any of the obligations of (A) the Company or another wholly owned Subsidiary thereof or (B) any Subsidiary (other than a wholly owned Subsidiary) of the Company that was entered into in the ordinary course of business, or (y) any Contract providing for indemnification entered into in the ordinary course of business;

(iv) any Contract that (A) purports to limit in any material respect the right of the Company or any of its Subsidiaries (other than Non-Controlled Joint Ventures) or, at any time after the consummation of the Merger, the Surviving Entity, Parent or any of their respective Subsidiaries, (x) to engage in any line of business, or (y) to compete with any Person or operate in any geographical location and (B) is material to the Company and its Subsidiaries, taken as a whole;

(v) any Contract that grants any third party any exclusive rights, right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries (other than Intellectual Property);

(vi) any Contract relating to the disposition or acquisition, directly or indirectly (whether by merger, sale of stock, sale of assets or otherwise), by the Company or any of its Subsidiaries after the date of this Agreement of any assets, rights or properties with a fair market value in excess of $7,500,000 entered into since January 1, 2016 or which contain remaining obligations of performance that are binding on the Company or any of its Subsidiaries;

(vii) any Contract that requires the purchase of all of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a given third party, which product or service is material to the Hospital Business;

(viii) any Contract that obligates the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party or which contains “most favored nation” covenants that is material to the Hospital Business;

(ix) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts, in each case relating to Indebtedness, whether as borrower or lender, in each case in excess of $7,500,000, other than (x) accounts receivables and payables, and (y) loans to direct or indirect Subsidiaries of the Company;

(x) any Contract relating to the settlement of a proceeding that imposes any ongoing material restriction on Hospital Business;

(xi) any material Contract in which (A) the Company or any of its Subsidiaries is granted a license or other right under any material Intellectual Property (other than licenses for shrinkwrap, clickwrap or other similar commercially available off-the-shelf software) or (B) pursuant to which the Company or any of its Subsidiaries grants a license to any third party under any material Company-Owned IP (other than non-exclusive licenses);

(xii) any collective bargaining agreement covering current or former employees of the Company or any of its Subsidiaries;

(xiii) any Contract (other than Contracts managed by Non-Controlled Joint Ventures) with a payor (any payors that are Affiliates of other payors shall be treated as the same payor for purposes of this clause (xiii)) pursuant to which the Company or any of its Subsidiaries reasonably expects to receive payments of more than $15,000,000 in any calendar year;

(xiv) any Contract limiting or restricting the ability of the Company or any of its Subsidiaries (other than Non-Controlled Joint Ventures) (A) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, or (B) to make loans to the Company or any of its Subsidiaries;

(xv) any material joint venture or partnership agreement, or other similar Contract, providing for the formation, creation, management or control of any material joint venture or partnership; or

(xvi) any Contract that obligates the Company or any of its Subsidiaries (other than Non-Controlled Joint Ventures) to make any material loans, advances or capital contributions to, or investments in, any Person.

(b) Schedule of Material Contracts. Section 5.06 of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of all Hospital Material Contracts. The Company has made available to Parent copies that are correct and complete in all material respects of all Hospital Material Contracts and amendments thereto in each case that are in effect as of the date of this Agreement, except for Contracts and amendments that do not contain material information.

(c) No Breach. (i) All of the Hospital Material Contracts are valid and binding on the Company or its applicable Subsidiary, enforceable against it in accordance with their terms, except as such enforceability may be limited by the Enforceability Exceptions, (ii) to the Knowledge of the Company, there are no material disputes pending or threatened with respect to any Hospital Material Contract, (iii) neither the Company nor any of its Subsidiaries has violated any material provision of, or failed to perform any material obligation required under the provisions of, any Hospital Material Contract, and (iv) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party is in breach (with or without notice or lapse of time, or both) of any Hospital Material Contract; except, with respect to each of (i), (ii), (iii) and (iv), where such failure to be valid and binding or in full force and effect or dispute, violation or breach would not reasonably be expected to have, individually or in the aggregate, a Hospital Material Adverse Effect. As of the date of this Agreement, none of the Company nor its Subsidiaries has received any written notice of the intention of any other party to any Hospital Material Contract to terminate for default, convenience or otherwise any Hospital Material Contract.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT, HOSPITALCO PARENT AND MERGER SUB

Each of Parent, HospitalCo Parent and Merger Sub hereby jointly and severally represents and warrants to the Company, as of the date hereof and as of the Closing Date, as set forth below in this Article VI:

Section 6.01. Organization. Each of Parent, HospitalCo Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of Delaware. Each of Parent, HospitalCo Parent and Merger Sub has the requisite corporate power and authority to own, lease and operate its assets and to carry on its business as now conducted, except where the failure to have such power and authority, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or have a material adverse effect on the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement. Each of Parent, HospitalCo Parent and Merger Sub is duly qualified or licensed to do business as a foreign corporation and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or have a material adverse effect on the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

Section 6.02. Authority; Non-contravention; Governmental Consents.

(a) Authority. Each of Parent, HospitalCo Parent, Merger Sub and Hospital Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under the Transaction Documents to which they are a party, and, subject to the adoption of this Agreement by the sole stockholder of Merger Sub and the adoption of the Separation Agreement by the sole stockholder of Hospital Merger Sub, to consummate the transactions contemplated by the Transaction Documents. The execution and delivery by Parent, HospitalCo Parent, Merger Sub and Hospital Merger Sub of the Transaction Documents to which they are a party, and the consummation by them of the transactions contemplated by the Transaction Documents to which they are a party, have been duly and validly authorized by all necessary corporate action on the part of Parent, HospitalCo Parent, Merger Sub and Hospital Merger Sub (including, in the case of the consummation of the Merger, the adoption of this Agreement by the sole stockholder of Merger Sub and, in the case of the consummation of the Separation Transactions, the adoption of the Separation Agreement by the sole stockholder of Hospital Merger Sub) and no other corporate proceedings on the part of Parent, HospitalCo Parent, Merger Sub or Hospital Merger Sub are necessary to authorize the execution and delivery of the Transaction Documents to which they are a party or to consummate the Merger, the Separation Transactions and the other transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Parent, HospitalCo

Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes the valid and binding obligation of Parent, HospitalCo Parent and Merger Sub, enforceable against Parent, HospitalCo Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions. The other Transaction Documents have been duly executed and delivered by Parent, HospitalCo Parent, Merger Sub and Hospital Merger Sub (as applicable) and, assuming due execution and delivery by the other parties thereto, constitute the valid and binding obligation of each of them who are parties thereto, enforceable against them in accordance with its terms, subject to the Enforceability Exceptions.

(b) Non-contravention. The execution, delivery and performance of the Transaction Documents by each of Parent, HospitalCo Parent, Merger Sub and Hospital Merger Sub and the consummation by each of Parent, HospitalCo Parent, Merger Sub and Hospital Merger Sub of the transactions contemplated by the Transaction Documents, do not and at the Closing will not: (i) contravene or conflict with, or result in any material violation or material breach of, the certificate of incorporation or by-laws of Parent, HospitalCo Parent, Merger Sub or Hospital Merger Sub; (ii) subject to compliance with the requirements set forth in clauses (i)-(vi) of Section 6.02(c), conflict with or violate any Law applicable to Parent, HospitalCo Parent, Merger Sub or Hospital Merger Sub or any of their respective properties or assets; (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or require any Consent under, any Contract to which Parent, HospitalCo Parent, Merger Sub or Hospital Merger Sub are a party or otherwise bound; or (iv) result in the creation of any Lien (other than Permitted Liens) on any of the properties or assets of Parent, HospitalCo Parent, Merger Sub or Hospital Merger Sub, except, in the case of clauses (ii), (iii) and (iv), for any conflicts, violations, breaches, defaults, failures to obtain Consent or creation of any Liens, in each case, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or have a material adverse effect on the ability of Parent, HospitalCo Parent, Merger Sub or Hospital Merger Sub to consummate the transactions contemplated by the Transaction Documents.

(c) Governmental Consents. No Consent of, or Filing with, any Governmental Entity is required under applicable Law to be obtained or made by Parent, HospitalCo Parent, Merger Sub or Hospital Merger in connection with the execution, delivery and performance by Parent, HospitalCo Parent, Merger Sub and Hospital Merger Sub of the Transaction Documents or the consummation by Parent and Merger Sub of the Merger, the Separation Transactions and other transactions contemplated hereby and thereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) the filing of the Company Proxy Statement with the SEC in accordance with the Exchange Act, and such Filings under the Exchange Act or the Securities Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (iii) such Filings and Consents as may be required under the HSR Act; (iv) such Filings and Consents as may be required under applicable state securities or “blue sky” laws and the securities Laws of any foreign country or the rules and regulations of the NYSE; (v) the other Consents of Governmental Entities listed in Section 3.03(c) of the Company Disclosure Letter; (vi) the filing of the Hospital Certificate of Merger and (vii) such other Consents which if not obtained or made would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or have a material adverse effect on the ability of Parent, HospitalCo Parent, Merger Sub or Hospital Merger Sub to consummate the transactions contemplated by the Transaction Documents.

Section 6.03. Legal Proceedings. As of the date of this Agreement, there is no pending or, to the knowledge of Parent or HospitalCo Parent, threatened, Legal Action against Parent, HospitalCo Parent or any of their respective Subsidiaries, including Merger Sub or Hospital Merger Sub, nor is there any Order imposed upon Parent, HospitalCo Parent or any of their respective Subsidiaries, including Merger Sub or Hospital Merger Sub, in each case, by or before any Governmental Entity, that would reasonably be expected, individually or in the aggregate, to prevent, materially delay or have a material adverse effect on the ability of Parent, HospitalCo Parent, Merger Sub or Hospital Merger Sub to consummate the transactions contemplated by this Agreement and the Separation Agreement.

Section 6.04. Proxy Statement. None of the information furnished or to be furnished by or on behalf of Parent, HospitalCo Parent, Merger Sub or Hospital Merger Sub in writing expressly for inclusion or incorporation by reference in the Company Proxy Statement will, at the date such Company Proxy Statement is first mailed to the Company’s stockholders, at the time of any amendment or supplement thereof and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 6.05. Financing. HospitalCo Parent has delivered to the Company true and complete fully executed copies of: (i) the debt commitment letter, dated as of December 19, 2017, among HospitalCo Parent and the lenders party thereto, including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement (the “HospitalCo Debt Commitment Letter”), pursuant to which and subject to the terms and conditions thereof each of the parties thereto (other than HospitalCo Parent) have severally committed to lend the amounts set forth therein for the purposes set forth in such HospitalCo Debt Commitment Letter (such debt financing, subject to the provisions of Section 7.15, the “HospitalCo Debt Financing”) and (ii) the equity commitment letters, dated as of December 19, 2017, between HospitalCo Parent and each of TPG, the WCAS Funds and PSP, including all exhibits, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (the “HospitalCo Equity Commitment Letters”), pursuant to which each of TPG, the WCAS Funds and PSP has committed, subject to the terms and conditions set forth in its respective equity commitment letter, to invest in HospitalCo Parent the cash amounts set forth therein (the “HospitalCo Equity Financing”). Parent has delivered to the Company true and complete fully executed copies of: (i) the debt commitment letter, dated as of December 19, 2017, among Parent and the lenders party thereto, including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement (the “HomecareCo Debt Commitment Letter” and, together with the HospitalCo Debt Commitment Letter, the “Debt Commitment Letters”), pursuant to which and subject to the terms and conditions thereof each of the parties thereto (other than Parent) have severally committed to lend the amounts set forth therein for the purposes set forth in such HomecareCo Debt Commitment Letter (such debt financing, subject to the provisions of Section 7.15, the “HomecareCo Debt Financing” and, together with the HospitalCo Debt Financing, the “Debt Financing”); and (ii) the equity commitment letters, dated as of December 19, 2017, between Parent and each of Humana, TPG, the WCAS Funds and PSP, including all exhibits, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (the “Homecare Co Equity Commitment Letters” and, together with the HospitalCo Equity Commitment Letters, the “Equity

Commitment Letters”, and the Equity Commitment Letters together with the Debt Commitment Letters, the “Financing Commitments”), pursuant to which each of Humana, TPG, the WCAS Funds and PSP has committed, subject to the terms and conditions set forth in its respective equity commitment letter, to invest in Parent the cash amounts set forth therein (the “HomecareCo Equity Financing” and, together with the HospitalCo Equity Financing, the “Equity Financing” and, together with the Debt Financing, the “Financing”). The Financing Commitments have not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, no such amendment or modification is contemplated as of the date of this Agreement, and the respective commitments contained in the Financing Commitments have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement, provided that the existence or exercise of “market flex” provisions contained in the Fee Letters (as defined below), shall not constitute an amendment or modification of the Debt Commitment Letters. As of the date of this Agreement, the Financing Commitments are in full force and effect and constitute the legal, valid and binding obligation of each of Parent and HospitalCo Parent and, to Parent’s knowledge in the case of the Debt Commitment Letters, the other parties thereto, in each case, except as the enforceability thereof may be limited by (x) bankruptcy, insolvency, fraudulent transfers, reorganization, moratorium and other applicable Laws relating to or affecting the rights and remedies of creditors generally and (y) general principles of equity (regardless of whether such enforcement is sought in a proceeding at law or in equity), and there are no conditions precedent or contractual contingencies to the funding of the full amount of the Financing pursuant to the Financing Commitments, other than as expressly set forth in the Financing Commitments and the Fee Letters. Assuming the funding in full of the Financing on the Closing Date, the accuracy of the representations and warranties of the Company set forth in Article III, Article IV and Article V, and the satisfaction of the conditions contained in Section 8.01 and Section 8.02, as of the date of this Agreement, the cash proceeds contemplated from the Financing will, in the aggregate, be sufficient to consummate the transactions contemplated by this Agreement and the Separation Agreement on the Closing Date, including the Merger and the Separation, and the payment of any amounts required to be paid by Parent pursuant to this Agreement on the Closing Date, the repayment of the Existing Credit Agreements and the satisfaction and discharge or redemption of the Existing Senior Notes as required by this Agreement on or prior to the Closing Date in connection with the Merger or the Separation, and all fees and expenses reasonably expected to be incurred in connection therewith on the Closing Date (the “Required Amounts”). As of the date of this Agreement, assuming the accuracy of the representations and warranties of the Company set forth in Article III, Article IV and Article V, no event has occurred which would or would reasonably be expected to constitute a breach or default (or an event which with notice or lapse of time or both would or would reasonably be expected to constitute a default) on the part of Parent, HospitalCo Parent or their respective Affiliates under the Financing Commitments or, to Parent’s and HospitalCo Parent’s knowledge, any other party to the Financing Commitments. Subject to the accuracy of the representations and warranties of the Company set forth in Article III, Article IV and Article V, the satisfaction of the conditions contained in Section 8.01 and Section 8.02, the completion of the Marketing Period and the performance by the Company and its Affiliates of its and their other obligations under this Agreement, including, but not limited to, the obligations set forth in Section 7.15 and Section 7.16, as of the date of this Agreement, neither Parent nor HospitalCo Parent has any reason to believe that any of the conditions to the Financing will not be satisfied or that the full amount of the Financing will not be available to Parent and HospitalCo Parent on the Closing Date. Except for fee letters with respect to fees and related arrangements with respect to the Financing (the “Fee Letters”) of which Parent and HospitalCo Parent have delivered correct and complete copies to the Company on or prior to the date of this Agreement (other than with respect to redacted fees, fee amounts, pricing terms and pricing caps and other economic terms, but which redacted information does not relate to the amount or conditionality of the Financing), as of the date of this Agreement, there are no side letters or other agreements, Contracts or arrangements related to the funding of the full amount of the Financing that Parent or HospitalCo Parent is a party to that would reasonably be expected to affect the amount or the availability of the Financing. Parent and HospitalCo Parent have fully paid or caused to be paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement in connection with the Financing.

Section 6.06. Limited Guarantee. Parent has furnished the Company with a true, complete and correct copy of the Limited Guarantee. The Limited Guarantee is in full force and effect and is a legal, valid and binding obligation of each of the Guarantors and enforceable against each such Guarantor in accordance with its terms, subject to the Enforceability Exceptions. There is no default under the Limited Guarantee by any Guarantor, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by any Guarantor.

Section 6.07. Merger Sub and Hospital Merger Sub. As of the date of this Agreement, the authorized share capital of Merger Sub consists of 1,000 shares of Merger Sub Shares, of which one share is validly issued and outstanding. Each issued and outstanding Merger Sub Share is, and at the Effective Time will be, owned directly or indirectly by Parent. As of the date of this Agreement, the authorized share capital of Hospital Merger Sub consists of 1,000 shares of Hospital Merger Sub Shares, of which one share is validly issued and outstanding. Each issued and outstanding Hospital Merger Sub Share is, and at the Effective Time will be, owned directly or indirectly by HospitalCo Parent. Neither Merger Sub nor Hospital Merger Sub has any outstanding option, warrant, right, or other agreement pursuant to which any Person other than the sole stockholder of Merger Sub or Hospital Merger Sub may acquire any equity security of Merger Sub or Hospital Merger Sub, as applicable. Each of Parent, HospitalCo Parent, Merger Sub and Hospital Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and the Separation Agreement. Since their respective dates of incorporation, each of Parent, HospitalCo Parent, Merger Sub and Hospital Merger Sub has not, and prior to the Effective Time will not have, carried on any business nor conducted any operations other than the execution of the Transaction Documents to which it is a party, the performance of its obligations hereunder and thereunder and matters ancillary thereto and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Separation Agreement.

Section 6.08. Ownership of Company Common Stock. Neither Parent nor HospitalCo Parent nor any of their respective Affiliates beneficially owns (within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder), directly or indirectly, any shares of Company Common Stock or holds any rights to acquire Company Common Stock, except pursuant to this Agreement.

Section 6.09. Brokers’ and Finders’ Fees. Except for fees payable to Morgan Stanley & Co. LLC, neither Parent, HospitalCo Parent, Merger Sub, Hospital Merger Sub nor any of their respective Affiliates has any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

Section 6.10. Solvency. Assuming (i) the accuracy of the representations and warranties of the Company set forth in Article III, Article IV and Article V, (ii) the performance by the Company of its obligations hereunder and (iii) the satisfaction of the conditions contained in Section 8.01 and Section 8.02, after giving effect to the transactions contemplated by this Agreement, including the Financing, the payment of the aggregate Merger Consideration and any repayment or refinancing of debt required as result of the consummation of the Merger or the Separation Transactions and the payment of all fees, expenses and other amounts reasonably expected to be incurred by Parent, HospitalCo Parent, Merger Sub, Hospital Merger Sub, the Surviving Entity or the entity surviving the Hospital Merger in connection with the consummation of the transactions contemplated by this Agreement or the Separation Agreement, each of Parent and its Subsidiaries (including the Surviving Entity), taken as a whole, on the one hand, and HospitalCo Parent and its Subsidiaries (including the entity surviving the Hospital Merger), taken as a whole, on the other hand, will be solvent (in that (a) the fair value of their assets, on a consolidated basis, will exceed, on a consolidated basis, their debts and liabilities, subordinated, contingent or otherwise, (b) the present fair saleable value of their property, on a consolidated basis, will be greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (c) they, on a consolidated basis, will be able to pay their debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured and (d) they, on a consolidated basis, are not engaged in, and are not about to engage in, business for which they have unreasonably small capital).

Section 6.11. Certain Arrangements. As of the date of this Agreement, there are no Contracts or commitments to enter into Contracts (whether oral or written) among Parent, Merger Sub or any of their respective Affiliates, on the one hand, and (a) any director, officer or management employee of the Company, on the other hand, that relate in any way to this Agreement, the Definitive Agreements, the Separation Agreement or the transactions contemplated hereby or thereby or (b) any stockholder of the Company, on the other hand, pursuant to which such stockholder would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which such stockholder agrees to vote against any Superior Proposal or agrees to vote in favor of the Requisite Company Vote.

Section 6.12. Independent Investigation; No Other Representation.

(a) Each of Parent, HomecareCo Parent and Merger Sub acknowledges and agrees that it (i) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (ii) has had reasonable access to (A) the books and records of the Company and its Subsidiaries and Affiliated entities and (B) the documents provided by the Company for purposes of the transactions contemplated by this Agreement, (iii) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (iv) has conducted its own independent investigation of the Company and Subsidiaries and

Affiliated entities, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by the Company, its Subsidiaries or any other Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company contained in Article III, Article IV and Article V of this Agreement or in any certificate delivered in connection with this Agreement, and that all other representations and warranties are specifically disclaimed.

(b) Without limiting the foregoing, except for the representations and warranties set forth in Article III, Article IV and Article V of this Agreement, in the Separation Agreement or in any certificate delivered in connection with this Agreement or the Separation Agreement, each of Parent, HospitalCo Parent and Merger Sub further acknowledges and agrees that none of the Company, its Subsidiaries or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its subsidiaries or their respective businesses and operations. Each of Parent, HospitalCo Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that Parent, HospitalCo Parent and Merger Sub will have no claim against the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.

ARTICLE VII

COVENANTS

Section 7.01. Conduct of Business.

(a) The Company shall, and shall cause each of its Subsidiaries (other than any Non-Controlled Joint Venture) to, during the period from the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with its terms, except (v) in accordance with the terms of the Separation Agreement or (subject to Section 7.17) the SNF Transaction, (w) as expressly contemplated by this Agreement, (x) as set forth in Section 7.01(a) of the Company Disclosure Letter, (y) as required by applicable Law or (z) with the prior written consent of Merger Sub (which consent shall not be unreasonably withheld, conditioned or delayed, it being acknowledged and agreed that it shall not be considered unreasonable for Merger Sub to consider the potential effects that the applicable matter could have on each of the Homecare Business and the Healthcare Business, separately), conduct its business in all material respects in the ordinary course and, to the extent consistent therewith and subject to compliance with the other restrictions set forth in this Section 7.01, the Company shall, and shall cause each of such Subsidiaries to, use commercially reasonable efforts to maintain and preserve intact, in all material respects, its and each of such Subsidiaries’ assets and business organization, to keep available the services of its and its Subsidiaries’ current executive officers and key employees, and to preserve in all material respects its and each of such Subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees, lenders, partners and other Persons having business relationships with it.

(b) Without limiting the generality of Section 7.01(a), between the date of this Agreement and the earlier to occur of the Effective Time and the termination of this Agreement in accordance with its terms, except in accordance with the terms of the Separation Agreement or (subject to Section 7.17) in connection with the SNF Transaction, as expressly contemplated by this Agreement, as set forth in Section 7.01(b) of the Company Disclosure Letter or as required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries (other than any Non-Controlled Joint Venture) to, and shall not cause any Non-Controlled Joint Venture to, without the prior written consent of Merger Sub (which consent shall not be unreasonably withheld, conditioned or delayed, it being acknowledged and agreed that it shall not be considered unreasonable for Merger Sub to consider the potential effects that the applicable matter could have on each of the Homecare Business and the Healthcare Business, separately):

(i) amend its Organizational Documents (whether by merger, consolidation or otherwise);

(ii) (A) split, combine, consolidate, subdivide, adjust or reclassify any Company Securities or Company Subsidiary Securities, (B) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Company Securities or Company Subsidiary Securities other than in connection with the vesting and settlement of Company Equity Awards in accordance with their terms and in the ordinary course and consistent with past practice, (C) declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any Contract with respect to the voting, sale, registration or repurchase of, any shares of its capital stock (other than dividends to be paid by any direct or indirect wholly owned Subsidiary to the Company or any other wholly owned Subsidiary).

(iii) issue, sell, grant, pledge, dispose of or encumber, or authorize the issuance, sale, grant, pledge, disposal or encumbrance of, any Company Securities or Company Subsidiary Securities, other than (A) the issuance of shares of Company Common Stock upon the exercise or vesting of any Company Equity Award outstanding as of the date of this Agreement in accordance with its terms, (B) the issuance of Company Subsidiary Securities to the Company or a wholly owned Subsidiary of the Company, or (C) as permitted by Section 7.01(b)(iv);

(iv) except as required by any Company Employee Plan in effect as of the date of this Agreement, or pursuant to any retention plan described in Section 7.01(b)(iv) of the Company Disclosure Letter, (A) increase the compensation payable or that could become payable by the Company or any of its Subsidiaries to directors or employees of the Company other than in the ordinary course of business and consistent with past practice, (B) enter into any new or amend any existing employment, indemnification, severance, retention, change in control or similar agreement with any of its past or present directors or employees, other than employment or indemnification agreements entered into in the ordinary course of business and consistent with past practice with respect to newly-hired or newly-promoted non-officer employees, (C) establish, adopt, enter into, amend or terminate any Company Employee Plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Employee Plan if it were in existence as of the date of this Agreement, other than customary modifications to Company Employee Plans in the ordinary course of business and consistent with past practice as part of the periodic review of such plans, (D) accelerate any rights or benefits under any Company Employee Plan, (E) fund any rabbi trust or similar arrangement, (F) grant or amend any long-term cash-based or equity-based incentive awards or (G) hire or terminate the employment or services (other than for cause) of (x) any executive officer of the Company or (y) any other employee, independent contractor or consultant who has annual base compensation greater than $350,000;

(v) acquire any assets (other than acquisitions of assets in the ordinary course of business) or any business or Person or division thereof (whether by merger, consolidation, acquisition of stock or assets, or otherwise) or make any loans, advances or capital contributions to or investments in any Person in excess of $7,500,000 individually or $15,000,000 in the aggregate;

(vi) (A) transfer, license, sell, lease, rent, assign, mortgage, encumber, cancel, abandon, allow to lapse or otherwise dispose of any material assets (whether by way of merger, consolidation, sale of stock or assets, or otherwise) to any Person other than to the Company or a wholly owned Subsidiary of the Company, including the capital stock or other equity interests in any Subsidiary of the Company, except (1) as provided in Section 7.01(b)(vi) of the Company Disclosure Letter and (2) for sales, leases, licenses or other dispositions of any asset or any group of related assets with a fair market value not in excess of $7,500,000 individually or $15,000,000 in the aggregate, other than pursuant to Contracts in effect as of the date of this Agreement or Permitted Liens, or (B) adopt or effect, or propose to adopt or effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, merger or other reorganization other than restructurings or reorganizations solely among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(vii) issue, sell, incur, assume, redeem, repurchase, prepay, defease, cancel, restructure, refinance or otherwise acquire any Indebtedness, or guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness, except for issuances, sales, incurrences, assumptions, redemptions, repurchases, prepayments, defeasements, cancellations, restructurings, refinancing, acquisitions, guarantees or other liabilities or modifications with respect to (A) Indebtedness for borrowed money in replacement of existing Indebtedness for borrowed money (provided that such replaced Indebtedness matures within one year of such replacement) in an aggregate principal amount not greater than the replaced Indebtedness (plus any accrued interest and fees and expenses (but not premiums) incurred in connection therewith) and otherwise on terms substantially consistent with or more favorable to the Company than the terms of the Indebtedness being replaced as of the date of such replacement, including with respect to the prepayment of such Indebtedness at the Closing, (B) Indebtedness for borrowed money among the Company and/or its Subsidiaries or among Subsidiaries of the Company, (C) guarantees by the Company of existing Indebtedness of Subsidiaries of the Company or guarantees by Subsidiaries of the Company of the existing Indebtedness of the Company or any of its Subsidiaries that can be paid off without penalty at the Closing, (D) Indebtedness not in excess of $2,500,000 by the Company’s Subsidiaries that are joint ventures or ordinary course drawdowns on existing lines of credit held by the Company’s Subsidiaries that are joint ventures consistent with past practice or (E) Indebtedness under the Company’s Fourth Amended and Restated ABL Credit Agreement, dated as of June 14, 2016, among the Company, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, as amended, supplemented, modified, replaced or refinanced, so long as such amendment, supplement, modification, replacement or refinancing does not increase the aggregate principal amount of the revolving credit commitments thereunder and is otherwise on terms not materially less favorable to the Company than the terms of the Indebtedness being amended, supplemented, modified, replaced or refinanced as of the date of such amendment, supplement, modification, replacement or refinancing, including with respect to the prepayment of such Indebtedness at the Closing;

(viii) (A) make any loans or advances (other than in the ordinary course of business and not in excess of $5,000,000 in the aggregate) to any Person, other than loans among the Company and its Subsidiaries, or (B) cancel, release or assign any material Indebtedness (other than in the ordinary course of business and not in excess of $5,000,000 in the aggregate) owed by any Person to the Company, or any of its Subsidiaries or any claims held by it against any such Person, other than Indebtedness by the Company or any Subsidiary to any other Subsidiary, or by any Subsidiary to the Company;

(ix) make any capital expenditures other than (A) in accordance with the Company’s capital expenditure budget set forth in Section 7.01(b)(ix) of the Company Disclosure Letter or (B) with respect to any emergency capital expenditures not addressed by the foregoing clause (A) as may be required by applicable Law or not to exceed $2,000,000 if necessary to operate the business of the Company and its Subsidiaries in the ordinary course consistent with past practice or as may be required by applicable Law;

(x) except in the ordinary course of business, (A) terminate, cancel, materially amend, or waive, assign or release any material rights of the Company or its Subsidiaries under any Company Material Contract or Material Lease, except for term expirations in accordance with the terms of any Company Material Contract or Material Lease (or any Contract that would constitute a Company Material Contract or Material Lease if in effect as of the date of this Agreement) or (B) enter into any Contract that would constitute a Company Material Contract or Material Lease if in effect as of the date of this Agreement, except to replace or in substitution for another similar Company Material Contract;

(xi) commence, settle or compromise or offer to settle or compromise, or waive, release or assign any rights relating to, any Legal Action (or indemnification claim under the SNF Transaction Agreement) pending or threatened before any arbitrator, court or other Governmental Entity involving (A) the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $7,500,000 (excluding amounts covered under insurance policies or by the Company’s limited purpose insurance Subsidiary), (B) any material restriction on the business of the Company and its Subsidiaries following the Closing or (C) the admission of wrongdoing by the Company or any of its Subsidiaries, other than, in each case, (1) any Legal Action brought against Parent or Merger Sub arising out of a breach or alleged breach of this Agreement by Parent or Merger Sub, (2) the settlement of claims, liabilities or obligations reserved against on the most recent balance sheet of the Company included in the Company SEC Documents for amounts not in excess of the relevant reserve (and without the imposition of any material restriction on the business of the Company or any of its Subsidiaries or any admission of wrongdoing by the Company or any of its Subsidiaries) and (3) the commencement of any Legal Actions in the ordinary course of business consistent with past practice;

(xii) make, implement or adopt any material change in its financial accounting methods, principles or practices, in each case except for any such change (A) required by a change in GAAP or applicable Law or (B) required by the Public Company Accounting Oversight Board or Financial Accounting Standards Board, each as concurred by the Company’s independent registered public accountants;

(xiii) (A) enter into a new line of business directly or indirectly or (B) except as required by applicable Law, change any material policy established by the executive officers of the Company that generally applies to the operations of the Company;

(xiv) make material changes to its insurance program, including (A) replacing collateral that has been pledged for the benefit of insurers, (B) altering the nature and amount of its insurance coverage available for insurance company Affiliates or third parties, (C) amending, terminating or failing to renew any of its material existing insurance policies unless replaced with a policy providing comparable coverage (including from the Company’s limited purpose insurance subsidiary) or existing reinsurance agreements covering risk insured by insurance company Affiliates or entering into such reinsurance agreements (other than renewal in the ordinary course of business consistent with the terms of existing reinsurance agreements), (D) permitting any Subsidiary that is not primarily regulated as an insurance company to transfer reserves held against its self-insured liabilities and the assets supporting such reserves to any entity that is so primarily regulated and (E) reducing the amount of, or borrowing against, reserves held by the Company’s limited purpose insurance subsidiary, other than in the ordinary course consistent with past practice;

(xv) (A) terminate or, except to the extent not within the Company’s control, fail to renew or allow to lapse any Company Permits or (B) amend any Company Permit if doing so would adversely impact the ability of the Company and its Subsidiaries to conduct their businesses;

(xvi) (A) settle or compromise any material Tax claim, (B) make, change or revoke any material Tax election (other than in the ordinary course of business), or adopt or change any material method of Tax accounting or change any Tax accounting period, (C) amend any material Tax Returns, (D) surrender any right to claim a material refund of Taxes, or (E) enter into any closing agreement or similar agreement with any Tax authority in respect of Taxes;

(xvii) amend or modify the engagement letter of either of the Company Financial Advisors;

(xviii) assign, transfer, license or abandon any material Company-Owned IP, except in the ordinary course of business consistent with past practice;

(xix) transfer assets or liabilities, or enter into material intercompany Contracts, between the Homecare Business and Homecare Entities, on the one hand, and the Hospital Business and Hospital Business, on the other hand;

(xx) enter into any material procurement Contract that requires the purchase of all of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a given third party, other than any Contract that may be terminated by the Company without material penalty on not more than one hundred and twenty (120) days’ notice;

(xxi) effect a merger, consolidation, redomestication, or any other transaction or series of transactions that has the effect of changing the jurisdiction of incorporation or organization of a Subsidiary registered as an insurance company; or

(xxii) agree, resolve or commit to do any of the foregoing.

(c) Between the date of this Agreement and the earlier to occur of the Effective Time and the termination of this Agreement in accordance with its terms, the Company: (i) shall enter into an agreement, promptly following the date hereof, with the Subsidiaries of the Company set forth in Section 7.01(c) of the Company Disclosure Letter, which shall provide that (A) from and after November 1, 2017, any net intercompany obligations provisionally recorded by the Company Group Members’ accounting systems as being incurred by such Subsidiaries shall be treated as equity contributions by their respective parents, as applicable and (B) any such recorded intercompany obligations shall not constitute enforceable creditors’ rights in any respect; (ii) shall promptly following the accounting close for each fiscal quarter of such Subsidiaries, revise the book entries of each such Subsidiary to reflect the intent described in the foregoing clause (i)(A); and (iii) shall, and shall cause such Subsidiaries to, take positions consistent with the foregoing for U.S. tax purposes, reflecting the intent that all net payables of such Subsidiaries shall be treated as equity contributed to the capital of such Subsidiaries. Moreover, no intercompany debt obligations between any other Company Group Members will have been incurred other than in the ordinary course of business, and the Company shall reasonably cooperate with Parent to monitor the intercompany obligations incurred by the Subsidiaries of the Company other than those set forth in Section 7.01(c) of the Company Disclosure Letter with a view to avoiding the insolvency of any Company Group Member in the reasonable judgment of the Company.

Section 7.02. Other Actions. From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in Article IX, the Company shall not, subject to Section 7.04, and Parent shall not, and shall not permit any of their respective Subsidiaries to, take, or agree or commit to take, any action that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement; provided that this Section 7.02 shall not be interpreted to prohibit or restrict the ability of the Company to consummate the SNF Transaction or the Separation Transactions. Without limiting the generality of the foregoing, each of Parent and Merger Sub shall not, and shall not permit any of its Subsidiaries to, during the period from the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with its terms, acquire or agree to acquire any Person principally operating in the same industries as the Company and its Subsidiaries operate if the entry into a definitive agreement relating to or the consummation of such an acquisition would reasonably be expected to (a) prevent, materially delay or materially impede the obtaining of, or adversely affect in any material respect the ability of either of Parent or Merger Sub to procure, any Consents of any Governmental Entity or the expiration or termination of any applicable waiting period necessary to consummate the transactions contemplated by this Agreement or the Separation Agreement or (b) materially increase the risk of any Governmental Entity enacting, issuing, promulgating, enforcing or entering any Law or Order prohibiting the consummation of the transactions contemplated by this Agreement or the Separation Agreement.

Section 7.03. Access to Information; Confidentiality.

(a) From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in Article IX, the Company shall, and shall cause its Subsidiaries to, (i) afford to Parent and Parent’s Representatives reasonable access to the officers, employees, accountants, agents, properties, offices and other facilities and to the books and records of the Company and its Subsidiaries, (ii) promptly provide Parent and Parent’s Representatives copies of any material filings, notices, communications or other documents sent to or received from, and written summaries of any meetings with, any Governmental Entity or any other party related to this Agreement or with respect to compliance with the CIA and (iii) promptly furnish to Parent and Parent’s Representatives such other information concerning the business and properties of the Company and its Subsidiaries as Parent may reasonably request from time to time. All access and investigation pursuant to this Section 7.03(a) shall be conducted (A) during normal business hours upon reasonable advance notice to the Company, (B) in such a manner as not to unreasonably interfere with the normal operations of the businesses of the Company and its Subsidiaries and (C) at Parent’s sole cost and expense. The Company shall have the right to have one or more of its Representatives present at all times during any visits to the properties or offices of the Company, and during any discussions or contacts with the employees or agents of the Company, contemplated by this Section 7.03(a). Notwithstanding the foregoing in this Section 7.03(a), neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would (x) jeopardize the protection of any applicable privilege (including attorney-client privilege) or other immunity or protection from disclosure, (y) contravene any Law applicable to the Company or any of its Subsidiaries or their respective businesses or any Contract to which the Company or any of its Subsidiaries is a party or by which any of their assets or properties are bound or (z) result in the disclosure of competitively sensitive information; provided that the Company shall use commercially reasonable efforts to provide such access or allow the disclosure of such information (or as much of it as possible) in a manner that does not result in a loss of privilege or immunity, contravene any applicable Law or result in the disclosure of competitively sensitive information, as applicable; provided, further, that the Clean Team Confidentiality Agreements shall govern the disclosure of “Protected Information” as defined therein.

(b) The Confidentiality Agreements and the Clean Team Confidentiality Agreements shall apply with respect to information furnished under this Agreement. Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreements and the Clean Team Confidentiality Agreements (in the case of Parent, as if it were a party thereto), which shall survive the termination of this Agreement in accordance with the terms set forth therein.

Section 7.04. No Solicitation.

(a) Except as expressly permitted by this Section 7.04, from the date of this Agreement until the receipt of the Requisite Company Vote or, if earlier, the termination of this Agreement in accordance with Article IX, the Company shall not, shall cause its controlled Affiliates and its and their respective directors, officers and employees not to, and shall use its reasonable best efforts to cause its and its controlled Affiliates’ other Representatives not to, directly or indirectly (i) solicit, initiate or knowingly encourage, facilitate or induce any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Takeover Proposal, (ii) conduct or engage in any discussions or negotiations regarding, or furnish to any third party any non-public information relating to the Company or any of its Subsidiaries with or for the purpose of facilitating, inducing or encouraging, any Takeover Proposal (other than, in response to an unsolicited inquiry, (A) to contact a Person making a Takeover Proposal to clarify the terms thereof or (B) to refer inquiring Persons to this Section 7.04), (iii) approve, endorse or recommend any Takeover Proposal, (iv) enter into any letter of intent, acquisition agreement, merger agreement or other similar agreement relating to any Takeover Proposal (other than an Acceptable Confidentiality Agreement) (each, a “Company Acquisition Agreement”) or (v) resolve to do any of the foregoing. Notwithstanding anything to the contrary set forth herein, the Company may waive any standstill or similar agreement solely to the extent necessary to permit a third party to make, on a confidential basis to the Company Board, a Takeover Proposal, conditioned on such third party agreeing that the Company shall not be prohibited from providing any information to Parent regarding any such Takeover Proposal as required by, and in accordance with, this Section 7.04. The Company shall, and shall cause its controlled Affiliates and its and their respective directors, officers and employees to, and shall use its reasonable best efforts to cause its and its controlled Affiliates’ other Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, that may be ongoing with any third party with respect to any Takeover Proposal and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or any of its Subsidiaries that was furnished by or on behalf of the Company and its Subsidiaries to return or destroy (and confirm destruction of) all such information, subject to Section 7.04(b), and shall terminate access of all Persons (other than Parent, the Company and their respective Subsidiaries and Representatives) to any “data room” with respect to any Takeover Proposal.

(b) Notwithstanding anything to the contrary in Section 7.04(a) or any other provision of this Agreement, if at any time after the date of this Agreement and prior to the receipt of the Requisite Company Vote, the Company or any of its Representatives receives a bona fide, unsolicited Takeover Proposal that did not result from a breach of this Section 7.04, and if the Company Board or any duly constituted or authorized committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take action with respect thereto would be inconsistent with the Company Board’s fiduciary duties under applicable Law, then the Company and its Representatives may, (i) provide access to the Company’s and its Subsidiaries’ employees, properties, assets, books and records and furnish information (including non-public information) with respect to the Company and its Subsidiaries to such third party and its Representatives; provided, in each case, that the Company previously has entered into an Acceptable Confidentiality Agreement with such third party; provided, further, that the Company shall substantially concurrently provide to Merger Sub any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such third party and its Representatives that has not been previously provided to Merger Sub, and (ii) engage in or otherwise participate in negotiations or discussions with such third party and its Representatives regarding such Takeover Proposal.

(c) The Company shall promptly (and in any event within twenty-four (24) hours after receipt) notify Merger Sub in writing in the event that the Company receives any Takeover Proposal or any inquiry or request for information that would reasonably be expected to lead to a Takeover Proposal. In such notice, the Company shall identify the third party making, and details of the material terms and conditions of, any such Takeover Proposal or inquiry or request and provide copies of any written proposals, draft agreements and all draft or executed financing commitments and related documentation. The Company shall keep Merger Sub reasonably informed on a current basis of the status of any such Takeover Proposal, including any changes to the timing, amount or form of consideration, conditionality or other material terms of (or any other material developments with respect to) any Takeover Proposal, including by promptly, and in any event no later than twenty-four (24) hours after receipt by the Company or any of its Affiliates or Representatives, providing to Merger Sub copies of any additional or revised written proposals, draft agreements and all draft or executed financing commitments and related documentation and by providing Merger Sub with prior written notice, contemporaneously with notice to the Company Board, of any meeting of the Company Board at which the Company Board is reasonably expected to consider any Takeover Proposal. The Company agrees that it and its Affiliates will not enter into any agreement with any Person subsequent to the date of this Agreement that prohibits the Company from providing any information or materials to Merger Sub in accordance with, or otherwise complying with, this Section 7.04.

(d) Except as expressly permitted by this Section 7.04(d), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw, modify or qualify, or authorize or resolve to or publicly propose or announce its intention to change, withhold, withdraw, modify or qualify, in each case, in any manner adverse to Parent, the Company Board Recommendation, (B) make any public statement inconsistent with the Company Board Recommendation; provided that any public statement that includes only factual statements and reaffirms the Company Board Recommendation shall not be a statement inconsistent with the Company Board Recommendation, (C) other than with respect to a tender offer or exchange offer covered by Section 7.04(d)(i)(D), if a Takeover Proposal shall have been publicly announced or disclosed, either fail to recommend against such Takeover Proposal or fail to reaffirm the Company Board Recommendation promptly following a written request by Parent to do so, (D) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Takeover Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (it being understood and agreed that any communication made in accordance with Section 7.04(e), or the failure by the Company Board to take a position with respect to such tender offer or exchange offer, shall not be deemed a Change of Recommendation if such communication is made or such position is taken prior to the tenth (10th) Business Day after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer, or (E) adopt, approve or recommend to the stockholders of the Company, or formally resolve to or publicly propose or announce its intention to adopt, approve or recommend to the stockholders of the Company, a Takeover Proposal (any action described in this clause (i), a “Company Adverse Recommendation Change”) or (ii) authorize or cause the Company or any of its Subsidiaries to enter into a Company Acquisition Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, at any time prior to the receipt of the Requisite Company Vote, the Company Board may, in response to a Superior Proposal or Intervening Event, make a Company Adverse Recommendation Change of the type described in clause (A) of the definition thereof or, solely in response to a Superior Proposal, terminate this Agreement in order to enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement if, (i) the Company Board, prior to effecting the Company Adverse Recommendation Change or delivering notice of termination pursuant to Section 9.04(a), provides Merger Sub five (5) Business Days prior written notice of its intention to take such action, which notice shall include a description in reasonable detail of such Superior Proposal (and copies of any written proposals, draft agreements and all draft or executed financing commitments and related documentation the Company has received with respect thereto) or Intervening Event, (ii) the Company is and remains in compliance with this Section 7.04; (iii) during the five (5) Business Days following such written notice, the Company Board and, if requested by Merger Sub, and Parent’s Representatives have negotiated in good faith with Merger Sub regarding any revisions to the terms and conditions of the transactions contemplated by this Agreement, including the Merger; and (iv) at the end of the five (5) Business Day period described in the foregoing clause (iii), the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement to which Parent and Merger Sub have committed to in writing), that such Takeover Proposal (if any) continues to constitute a Superior Proposal, if applicable, and the failure to make a Company Adverse Recommendation Change or the failure to terminate this Agreement in order to enter into (or permit any Subsidiary of the Company to enter into) a Company Acquisition Agreement, as applicable, would be inconsistent with its fiduciary duties under applicable Law. Any material change to the terms, facts and circumstances relating to the Superior Proposal or Intervening Event will be deemed to be a new Superior Proposal or Intervening Event, as applicable, for purposes of this Section 7.04; provided that the time periods referred to in the foregoing clauses (i) through (iv) shall be four (4) Business Days instead of five (5) Business Days.

(e) Nothing contained in this Section 7.04 shall prohibit the Company or the Company Board from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or (ii) from making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act.

Section 7.05. Preparation of Proxy Materials; Company Stockholders Meeting.

(a) As soon as reasonably practicable following the date of this Agreement, the Company shall prepare and file the preliminary Company Proxy Statement with the SEC. Each of Parent, HospitalCo Parent and Merger Sub shall cooperate with the Company in the preparation of the Company Proxy Statement and furnish all information concerning Parent, HospitalCo Parent or Merger Sub, as the case may be, that is required in connection with the preparation of the Company Proxy Statement. The Company shall not file the Company Proxy Statement or any amendment or supplement thereto without providing Merger Sub a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered by the Company). Each of the Company, Parent, HospitalCo Parent and Merger Sub shall use its reasonable best efforts to resolve, and each party agrees to consult and cooperate with the other parties in resolving, all SEC comments with respect to the Company Proxy Statement as promptly as practicable after receipt thereof and to cause the Company Proxy Statement in definitive form to be cleared by the SEC and mailed or made available to the Company’s stockholders as promptly as reasonably practicable following filing with the SEC. The Company agrees to consult with Merger Sub (and reasonably consider any comments provided by Merger Sub) prior to responding to SEC comments with respect to the preliminary Company Proxy Statement and, to the extent reasonably practicable, permit Parent, HospitalCo Parent and their respective outside counsels to participate in all meetings, telephone conferences and other substantive communications with the SEC relating to the Company Proxy Statement. Each of Parent, HospitalCo Parent, Merger Sub and the Company agrees to correct any information provided by it for use in the Company Proxy Statement which shall have become false or misleading and the Company shall promptly, to the extent required by Law, prepare and mail or make available to its stockholders an amendment or supplement setting forth such correction. The Company shall as soon as reasonably practicable (i) notify Merger Sub of the receipt of any comments from the SEC with respect to the Company Proxy Statement and any request by the SEC for any amendment to the Company Proxy Statement or for additional information and (ii) provide Merger Sub with copies of all written correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Company Proxy Statement or the Merger.

(b) The Company shall, as soon as practicable following the date on which the Company is informed that the SEC has no further comments on the preliminary Company Proxy Statement, duly set a record date for, call, give notice of, convene and hold the Company Stockholders Meeting. Subject to the right of the Company Board to make a Company Adverse Recommendation Change in accordance with Section 7.04, the Company shall, through the Company Board, make the Company Board Recommendation, include the Company Board Recommendation in the Company Proxy Statement, and, unless a Company Adverse Recommendation Change has occurred, use its reasonable best efforts to (i) solicit from its stockholders proxies in favor of the adoption of this Agreement and the transactions contemplated by this Agreement, including the Merger, and (ii) take all other action necessary or advisable to secure the Requisite Company Vote. If, at any time following the dissemination of the Company Proxy Statement (provided that there has been no Company Adverse Recommendation Change), either the Company or Merger Sub reasonably determines in good faith (after consulting with the other) that a quorum or the Requisite Company Vote is unlikely to be obtained at the Company Stockholders Meeting, then the Company shall have the right to adjourn or postpone the Company Stockholders Meeting from time to time; provided that no such adjournment or postponement shall delay the Company Stockholders Meeting by more than thirty (30) days from the currently scheduled date. During any such period of adjournment or postponement, the Company shall continue in all respects to comply with its obligations under Section 7.04 and this Section 7.05. For the avoidance of doubt, unless this Agreement is terminated in accordance with its terms, neither the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal nor the making of any Company Adverse Recommendation Change shall obviate or otherwise affect the obligation of the Company to set a record date for, duly call, give notice of, convene and hold the Company Stockholders Meeting in accordance with this Section 7.05(b).

Section 7.06. Notices of Certain Events. The Company shall notify Merger Sub, and each of Parent, HospitalCo Parent and Merger Sub shall notify the Company, promptly of (i) any material notice or other material communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (ii) any material notice or other material communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, (iii) any Legal Actions commenced, or to such party’s knowledge, threatened, against the Company or any of its Subsidiaries, Parent or its Subsidiaries or HospitalCo Parent or its Subsidiaries, as applicable, that are related to the transactions contemplated by this Agreement (“Transaction Litigation”), and (iv) the occurrence of any event, change or effect following the date of this Agreement which has resulted or is reasonably likely to result in the failure of any of the conditions set forth in Section 8.02(a), Section 8.02(b), or Section 8.02(c) of this Agreement (in the case of the Company and its Subsidiaries) or Section 8.03(a) or Section 8.03(b) of this Agreement (in the case of Parent, HospitalCo Parent and Merger Sub). In no event shall the delivery of any notice by a party pursuant to this Section 7.06 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. Without limiting the preceding sentence, the Company shall keep Parent reasonably informed regarding any Transaction Litigation and shall give Parent the opportunity to participate in the defense, settlement, or entry into any other agreement with respect to such Transaction Litigation, including the opportunity to review and comment on all Filings or responses to be made by the Company in connection with any Transaction Litigation, and the Company shall consider any such comments in good faith. The Company agrees that, without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed (it being understood that it would be unreasonable for Parent to withhold or condition consent to any payment, settlement or other agreement in connection with any Transaction Litigation that only requires (x) the issuance of additional disclosure and/or (y) the payment of money in connection with such settlement in an amount that does not exceed any insurance proceeds that the Company reasonably expects to receive with respect to such Claim and any deductible in respect thereof), the Company shall not offer to make or make any payment with respect to any Transaction Litigation or enter into any settlement or similar agreement relating to any Transaction Litigation.

Section 7.07. Employees; Benefit Plans.

(a) From and after the Effective Time, the applicable Parent shall, and shall cause the Surviving Entity or HomecareCo, as applicable, to, honor, in accordance with their terms, all the change-in-control arrangements, employment agreements, incentive plans, retirement arrangements, deferred compensation plans and retention arrangements disclosed in Section 7.07(a) of the Company Disclosure Letter. For the avoidance of doubt, the consummation of the transactions contemplated by this Agreement will constitute a “Change in Control” for purposes of such arrangements that have change-in-control provisions or features relating to the Company.

(b) During the period commencing at the Effective Time and ending on the date which is the earlier of (x) twelve (12) months from the Effective Time and (y) the date of the employee’s termination of employment with the applicable Parent or its Subsidiaries, the applicable Parent shall cause the Surviving Entity or HomecareCo, as applicable, to provide the employees of the Company, HomecareCo, or any of their Subsidiaries who remain employed immediately after the Effective Time (collectively, the “Continuing Employees”) with (i) base salary and target bonus opportunities that are, in each case, no less favorable than that provided by the Company and its Subsidiaries to such employee as of immediately prior to the Closing Date and (ii) employee benefits that are, in the aggregate, substantially comparable in the aggregate to the employee benefits provided by the Company and its Subsidiaries as of immediately prior to the Closing Date (in the case of each of clauses (i) and (ii), excluding long-term cash-based or equity-based compensation or transaction based compensation such as retention bonuses or deal bonuses). Notwithstanding any provision of this Agreement to the contrary, in the event that there is a conflict between any provision of this Section 7.07 and the provision of any collective bargaining agreement with respect to any Continuing Employee whose terms and conditions of employment are subject to such collective bargaining agreement, the terms and conditions of such collective bargaining agreement shall control.

(c) With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by the applicable Parent or any of its Subsidiaries (collectively, “Parent Benefit Plans”) in which any Continuing Employees will participate effective as of the Effective Time, such Parent shall, or shall cause a Subsidiary to, (i) waive any pre-existing condition limitations, actively-at-work requirements, eligibility waiting periods and any other restriction that would prevent immediate or full participation under any Parent Benefit Plan in which such Continuing Employees may be eligible to participate after the Effective Time with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans maintained by the Company prior to the Effective Time, (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in the same plan year in which the Effective Time occurs in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any Parent Benefit Plan in which such Continuing Employees may be eligible to participate after the Effective Time, as if there had been a single continuous employer for such plan year, to the extent credited under the welfare plans maintained by the Company prior to the Effective Time, and (iii) recognize all service of the Continuing Employees with the Company or any of its Subsidiaries, as the case may be as if such service were with the applicable Parent, for vesting and eligibility purposes (but not for benefit accrual purposes, except for severance and vacation, if applicable) in any Parent Benefit Plan in which such Continuing Employees may be eligible to participate after the Effective Time; provided that such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits or (y) such service was not recognized under the corresponding Company Employee Plan.

(d) Between the date of this Agreement and the Effective Time, the Company shall use its commercially reasonable efforts to cooperate with each Parent as necessary to enable it to comply with the provisions of this Section 7.07 and to furnish to it such information regarding employment and benefits (including information related to the provision of services by any third-party vendors) as it may from time to time reasonably request. As soon as reasonably practicable after the date of this Agreement, at the request of either Parent or Merger Sub, the Company shall furnish all information reasonably requested in connection with the treatment of benefit plans in acquisitions and divestitures involving the Company prior to the Effective Time.

(e) No later than thirty (30) days following the date of this Agreement, the Company shall deliver to Merger Sub a list of each “disqualified individual” (as defined in Section 280G of the Code) of the Company and its Subsidiaries and (i) the Company’s reasonable, good faith estimate of the maximum amount (separately identifying single and double-trigger amounts) that could be paid to such disqualified individual as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such disqualified individual and (iii) underlying documentation on which such calculations are based. Such information shall be updated and delivered to Merger Sub not later than twenty (20) days prior to the anticipated Closing Date.

(f) This Section 7.07 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 7.07, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.07. Without limiting any of the obligations in Section 7.07(a) and Section 7.07(b), nothing contained herein, express or implied (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement or (ii) shall alter or limit the ability of the Surviving Entity, HomecareCo, either Parent or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them. The parties hereto acknowledge and agree that the terms set forth in this Section 7.07 shall not create any right in any Company Employee or any other Person to any continued employment with the Surviving Entity, HomecareCo, either Parent or any of their respective Subsidiaries or compensation or benefits of any nature or kind whatsoever.

(g) The Company shall reasonably cooperate with each Parent regarding material written communications related to the transactions contemplated hereby that are intended for broad-based and general distribution to any current or former employees of the Company or any of its Subsidiaries, and Parent shall be provided a reasonable opportunity to review and offer comments on any such communications. Neither of Parent, Merger Sub nor any of their respective Representatives shall send any written communications to Company Employees without the prior written consent of the Company.

Section 7.08. Directors’ and Officers’ Indemnification and Insurance.

(a) Each of Parent, HospitalCo Parent and Merger Sub agrees that all rights to indemnification, advancement of expenses and exculpation for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time an officer or director of the Company or any of its Subsidiaries (each an “Indemnified Party”) as provided in the Organizational Documents, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date of this Agreement and disclosed in Section 7.08 of the Company Disclosure Letter, shall be assumed jointly and severally by the Surviving Entity and the surviving entity of the Hospital Merger without further action, at the Effective Time. Any such rights contained in the Organizational Documents shall survive the Merger and for a period of six (6) years following the Effective Time shall not be altered or amended in any manner adverse to any Indemnified Party without the prior written consent of such Indemnified Party, except as required by applicable Law. Any such rights contained in the Contracts listed in Section 7.08 of the Company Disclosure Letter shall remain in full force and effect in accordance with their terms, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

(b) For a period of six (6) years from and after the Effective Time, to the fullest extent permitted under applicable Law, Parent and HospitalCo Parent shall, and shall cause the Surviving Entity and the surviving entity of the Hospital Merger (collectively, the “Indemnifying Parties”) to jointly and severally indemnify, defend and hold harmless each Indemnified Party (in all of their capacities) against all losses, claims, damages, liabilities, fees, expenses, judgments and fines incurred in connection with any claim, suit, action or proceeding, whether civil, criminal, administrative, or investigative (each a “Claim”) and shall provide advancement of expenses (including reasonable attorneys’ fees) to each Indemnified Party to the same extent such Indemnified Party has the right to advancement of reasonable and documented expenses (i) as of the date of this Agreement pursuant to the Organizational Documents or (ii) pursuant to the Contracts listed in Section 7.08 of the Company Disclosure Letter and to the extent that such Indemnified Party does not have such a right to advancement of expenses, the Indemnifying Parties shall promptly reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim as such expenses are incurred, subject to the receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable Law.

(c) The Surviving Entity and the surviving entity of the Hospital Merger shall, and Parent and HospitalCo Parent shall cause the Surviving Entity and the surviving entity of the Hospital Merger, as applicable, to, (i) maintain in effect for a period of six (6) years after the Effective Time, if available, the current policies of directors’ and officers’ liability insurance maintained by the Company immediately prior to the Effective Time (provided that the Surviving Entity may substitute therefor policies, of at least the same coverage and amounts and containing terms and conditions that are not less advantageous in the aggregate to the directors and officers of the Company and its Subsidiaries when compared to the insurance maintained by the Company as of the date of this Agreement), or (ii) obtain as of the Effective Time “tail” insurance policies with a claims period of six (6) years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous in the aggregate to the directors and officers of the Company and its Subsidiaries, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement); provided that the Company may, at Merger Sub’s expense, obtain such “tail” insurance policies on or prior to the Closing Date to be effective at the Effective Time; provided, further, that in no event shall the cost of any such maintenance of current policies or any such “tail” insurance policy in respect of any one policy year exceed 250% of the current aggregate annual premium.

(d) The obligations of each of Parent and the Surviving Entity under this Section 7.08 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 7.08 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 7.08 applies shall be third party beneficiaries of this Section 7.08, each of whom may enforce the provisions of this Section 7.08). The provisions of this Section 7.08 are intended to be for the benefit of each Indemnified Party and his or her successors, heirs and representatives.

(e) In the event Parent, HospitalCo Parent, the Surviving Entity, the surviving entity of the Hospital Merger or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets (in any transaction or series of transactions) to one or more Persons, then, and in each such case, proper provision shall be made so that the successors and assigns of any such entity, as the case may be, shall jointly and severally assume all of the obligations set forth in this Section 7.08. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 7.08 is not prior to, or in substitution for, any such claims under any such policies.

Section 7.09. Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall (and, in the case of Parent and HospitalCo Parent, shall cause each of their respective Affiliates to) use its reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all reasonable things necessary, proper or advisable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the Transactions, including (i) the obtaining of all necessary permits, licenses, certificates of need, Consents, and actions or nonactions from Governmental Entities and the making of all necessary Filings (including Filings with Governmental Entities) and the taking of all reasonable steps as may be necessary to obtain Consent from, or to avoid an action or proceeding by, any Governmental Entities, (ii) the obtaining of all necessary Consents from third parties, and (iii) the execution and delivery of any reasonable additional instruments necessary to consummate the Merger or the Separation Transactions and to fully carry out the purposes of this Agreement or the Separation Agreement. Parent will take all actions necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. Each party hereto shall, subject to applicable Law, promptly (x) cooperate and coordinate with the other parties in the taking of the actions contemplated by clauses (i), (ii) and (iii) immediately above and (y) supply the other parties with any information that may be reasonably required in order to effectuate the taking of such actions. Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any material communication from any Governmental Entity received by such party or any of its Affiliates regarding any of the transactions contemplated by this Agreement or the Separation Agreement. The Company, Parent and HospitalCo Parent shall use reasonable best efforts to file, as promptly as practicable, but in any event no later than twenty (20) Business Days after the date of this Agreement, all notifications required under the HSR Act applicable to the transactions contemplated by this Agreement, including the Merger, and the Separation Agreement. The Company, Parent and HospitalCo Parent shall use reasonable best efforts to file (to the extent the applicable Filings are to be to be filed by such party) and cooperate with the filing of, as promptly as practicable, but in any event no later than January 31, 2018, all Filings required to obtain the Consents and licenses set forth in Section 8.01(c) of the Company Disclosure Letter, it being acknowledged and agreed that the parties shall coordinate and provide all information required for Parent and HospitalCo Parent to complete the Filings in connection with the transactions contemplated hereby. Each of Parent, HospitalCo Parent and the Company shall bear its own costs and expenses incurred in connection with such filings; provided that Parent shall cause Merger Sub to pay any filing fees and associated costs for third party consultants or counsel in connection therewith and HospitalCo Parent shall cause Hospital Merger Sub to pay any filing fees and associated costs for third party consultants or counsel in connection therewith. Unless prohibited by applicable Law or a Governmental Entity and to the extent reasonably practicable, no party shall participate in or attend (x) any material meeting (whether in person or via telephone) with any Governmental Entity concerning any Antitrust Law in connection with the Merger or the Separation or (y) any other material meeting (whether in person or via telephone) with any Governmental Entity in respect of the Merger or the Separation, in each case, without providing reasonable advance notice of such material meeting to the other parties and providing the opportunity to attend or participate. None of Parent, HospitalCo Parent or the Company shall commit to or agree (or permit their respective Affiliates to commit to or agree) with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act, without the prior written consent of the other parties (such consent not to be unreasonably withheld or delayed).

(b) Without limiting the generality of any of the undertakings pursuant to Section 7.09(a), each of the parties hereto shall, and shall cause its Affiliates to, (i) respond as promptly as practicable to any request for additional information or documentary material from Governmental Entities pursuant to the HSR Act or any other applicable Antitrust Laws and (ii) subject to the terms set forth in Section 7.09(c) hereof, use its reasonable best efforts to take, or cause to be taken, all other actions as are necessary or advisable to obtain prompt approval of the consummation of the transactions contemplated by this Agreement and the Separation Agreement by any Governmental Entity or expiration of applicable waiting periods; provided that the parties agree that Parent and HospitalCo Parent shall, subject to their obligations of consultation with the Company under this Agreement, have the principal, but not sole, responsibility to devise the strategy for all filings, notifications, submissions and communications in connection with any Filing pursuant to Antitrust Laws subject to this Section 7.09, so long as such strategy complies with the terms and conditions of this Agreement; provided, further, that each of Parent, HospitalCo Parent and the Company shall consult with the other with respect to such strategy and consider in good faith the views of the other with respect to such strategy.

(c) Without limiting the generality of the parties’ undertakings pursuant to Section 7.09(a) and Section 7.09(b), HospitalCo Parent agrees on its own behalf and to cause Hospital Merger Sub, and Parent and Merger Sub agree to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to obtain any Consents required under or in connection with the HSR Act and any other Antitrust Law, and to enable all waiting periods under any Antitrust Law to expire, and to avoid or eliminate each and every impediment under any Antitrust Law asserted by any Governmental Entity or any other Person, in case to cause the Closing and the other transactions contemplated by this Agreement and the Separation Agreement to occur as promptly as practicable following the date of this Agreement, and in any event no later than the End Date, including (i) offering, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, (A) the sale, license, assignment, transfer, divestiture or other disposition of any capital stock, assets, business or portion of business of the Company, the Homecare Business, the Hospital Business, Parent, Merger Sub, HospitalCo Parent, Hospital Merger Sub, or any of their respective Affiliates, and (ii) any other restriction, requirement or limitation on the assets, business, portion of the business or operation of the business of the Company, the Surviving Entity, the Homecare Business, the Hospital Business, Parent, Merger Sub, HospitalCo Parent, Hospital Merger Sub or any of their respective Subsidiaries and (iii) contesting, defending, and appealing any threatened or pending Legal Action by a Governmental Entity or private party that would adversely affect the ability of the parties to consummate, or otherwise delay the consummation of, the transactions contemplated by this Agreement or any other agreement contemplated hereby, and taking any and all other actions to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or any other agreement contemplated hereby; provided that (x) neither Parent nor Merger Sub shall be required to take (and the Company and its Subsidiaries shall not take) any such action the effectiveness or consummation of which is not conditioned on the occurrence of the Closing, (y) neither HospitalCo Parent nor Hospital Merger Sub shall be required to take (and the Company and its Subsidiaries shall not take) any such action the effectiveness or consummation of which is not conditioned on the occurrence of the “Closing” under the Separation Agreement; provided, further, that, notwithstanding anything in this Agreement to the contrary, neither of HospitalCo Parent, Parent or Merger Sub shall be obligated to take or refrain from taking, or agree to take or refrain from taking or agree to cause its Affiliates or its Subsidiaries to take or refrain from taking, any action or suffer to exist any condition, qualification, limitation, restriction or requirement that, individually or in the aggregate with any other actions, qualifications, conditions, limitations, restrictions or requirements, would or would reasonably be expected to result in a Burdensome Condition. Nothing in this Section 7.09 shall require Parent or HospitalCo Parent to take any action or omission with respect to any direct or indirect portfolio companies of investment funds advised or managed by TPG Global LLC, Welsh, Carson, Anderson & Stowe XII, L.P. or their respective Affiliates (other than, for the avoidance of doubt, Parent, HospitalCo Parent, Merger Sub, Hospital Merger Sub and, from and after the Closing, the Company and its Subsidiaries).

(d) Parent and HospitalCo Parent shall as promptly as practicable obtain any information from the Guarantors required to be included in Filings with, or responses to requests from, Governmental Entities.

Section 7.10. Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by the Company and Parent. Thereafter, each of the Company, Parent, HospitalCo Parent and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Merger Sub (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be permitted by Section 7.04 or required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which the relevant party is subject.

Section 7.11. Takeover Statutes. If any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Law becomes or is deemed to be applicable to the Company, Parent, HospitalCo Parent, Merger Sub, Hospital Merger Sub, the Merger or any other transaction contemplated by this Agreement, then each of the Company, Parent, Merger Sub, and their respective boards of directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such Law inapplicable to the foregoing.

Section 7.12. Stock Exchange Delisting; Deregistration. The Company shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable Law and rules and policies of the NYSE to enable the delisting of the Company and of the shares of the Company Common Stock from the NYSE as promptly as practicable after the Effective Time and the deregistration of the shares of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting.

Section 7.13. Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of shares of Company Common Stock (including derivative securities with respect to such shares) that are treated as dispositions under such rule and result from the transactions contemplated by this Agreement by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

Section 7.14. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Entity shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Entity any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger.

Section 7.15. Financing.

(a) Subject to the terms and conditions of this Agreement, each of Parent and HospitalCo Parent shall use its reasonable best efforts to arrange the Debt Financing on terms and conditions not less favorable to Parent or HospitalCo Parent (as applicable) as those described in the respective Debt Commitment Letter (including any “market flex” provisions contained in the respective Fee Letters) and, other than as set forth in this Section 7.15, shall not permit any amendment, supplement or modification to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letters (including any replacement of all or any portion of any facilities or commitments thereof described therein), if and to the extent such amendment, supplement, modification, replacement or waiver (i) reduces the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount except by operation of the “market flex” provisions contained in the Fee Letters) such that Parent or HospitalCo Parent (as applicable) would not have sufficient cash proceeds to consummate the transactions contemplated by this Agreement and the Separation Agreement on the Closing Date, and the payment of the Required Amounts, (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of any portion of the Debt Financing or (iii) would or would reasonably be expected to (A) materially delay or prevent the Closing or (B) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur or (C) would or would reasonably be expected to adversely impact the ability of Parent or HospitalCo Parent, as applicable, to enforce its rights against other parties to the Debt Commitment Letters or the Definitive Agreements (as defined below), in any material respect. Notwithstanding the foregoing, Parent or HospitalCo Parent, as applicable, may amend, supplement or modify the Debt Commitment Letters as in effect at the date of this Agreement to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letters as of the date of this Agreement. For purposes of this Agreement (other than with respect to any representations made by Parent, HospitalCo Parent or Merger Sub), (x) the terms “Debt Financing,” “Equity Financing” and “Financing” shall be deemed to include the financing contemplated by the applicable Financing Commitments as may be amended, supplemented, modified, replaced or waived pursuant to this Section 7.15 (including any Alternative Financing (as defined below)) and (y) the terms “Debt Commitment Letters,” “Equity Commitment Letters” and “Financing Commitments” shall be deemed to include the applicable Financing Commitments as may be amended, supplemented, modified, replaced or waived pursuant to this Section 7.15 and any commitment letters with respect to any Alternative Financing and any related fee letters.

(b) Each of Parent and HospitalCo Parent shall use its reasonable best efforts to (i) maintain in effect the Debt Commitment Letters pursuant to their respective terms (except for amendments, supplements, modifications, replacements or waivers not prohibited by Section 7.15(a)) until the transactions contemplated by this Agreement, including the Merger, are consummated on the Closing Date or the Definitive Agreements with respect to such Debt Commitment Letters are entered into, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the respective terms and conditions (including any “market flex” provisions applicable thereto) contained in the respective Debt Commitment Letters and Fee Letters (“Definitive Agreements”) or on other terms not less favorable to Parent or HospitalCo Parent (as applicable), than the respective terms and conditions (including any “market flex” provisions applicable thereto) contained in the respective Debt Commitment Letters and Fee Letters, (iii) satisfy on a timely basis (taking into account the anticipated timing of the Marketing Period) or obtain the waiver of all conditions to funding in the Debt Commitment Letters applicable to Parent or HospitalCo Parent that are within its control and consummate the Debt Financing at or prior to the Closing and (iv) enforce their rights under the Debt Commitment Letters in the event of a breach by any party thereto.

(c) Without limiting the generality of the foregoing, each of Parent or HospitalCo Parent (as applicable) shall give the Company reasonably prompt notice: (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to the respective Debt Commitment Letters or any respective Definitive Agreement of which they become aware; (ii) of the receipt of any written notice or other written communication from any Financing Source with respect to any actual or threatened breach, default, termination or repudiation by any party to the respective Debt Commitment Letters or any Definitive Agreement or any provisions thereof and (iii) if for any reason Parent or HospitalCo Parent (as applicable) believes in good faith that they will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the respective Debt Commitment Letters or the respective Definitive Agreements. Each of Parent and HospitalCo Parent shall keep the Company informed upon request on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide to the Company copies of all Definitive Agreements related to the Debt Financing (including copies of any amendment to or modification of the Debt Commitment Letters or Fee Letters (other than with respect to redacted fees, fee amounts, pricing terms and pricing caps and other economic terms, but which redacted information does not relate to the amount or conditionality of the Financing).

(d) In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the applicable Debt Commitment Letter and Fee Letter (including any “market flex” provisions contained in such Fee Letter) (other than due to the failure of a condition to the consummation of the Debt Financing resulting from a breach of any representation, warranty, covenant or agreement of the Company set forth in this Agreement), each of Parent and HospitalCo Parent shall use its reasonable best efforts to, as promptly as practicable following the occurrence of such event, take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain alternative financing from the same or alternative sources (i) on terms and conditions not less favorable to Parent or HospitalCo Parent (as applicable) than those contemplated in the applicable Debt Commitment Letter and Fee Letter (including any “market flex” provisions contained in such

Fee Letter), (ii) with conditions to the funding of such alternative financing not more onerous, taken as a whole, than those conditions and terms contained in the Debt Financing Commitments as of the date of this Agreement and (iii) in an aggregate amount, together with other portions of the financing that remain available to Parent and HospitalCo Parent, sufficient to consummate the transactions contemplated by this Agreement and the Separation Agreement on the Closing Date, and the payment of the Required Amounts (such alternative financing, the “Alternative Financing”). Parent or HospitalCo Parent (as applicable) shall reasonably promptly deliver to the Company true and complete copies of all agreements pursuant to which any such Alternate Financing shall be made available to Parent or HospitalCo Parent (as applicable) (provided, that the existence and/or amount of fees, pricing terms and pricing caps and other economic terms set forth in any such agreement may be redacted).

(e) The Company shall, and shall cause its Affiliates to, use reasonable best efforts to cause its and their respective personnel and Representatives (including legal and accounting representatives) to provide all cooperation reasonably requested by Parent or HospitalCo Parent in connection with the arrangement of Debt Financing, including:

(i) using reasonable best efforts to furnish Parent, HospitalCo Parent, as applicable, and the applicable Financing Sources, as promptly as practicable, with (1) the audited combined balance sheet of the Homecare Business as of and for the fiscal years ended December 31, 2015 and December 31, 2016 and for the most recently completed fiscal year of the Company ended at least 90 days prior to the Closing Date and the related combined statements of operations, comprehensive income and cash flows for the fiscal years ended December 31, 2015 and December 31, 2016 and for the most recently completed fiscal year of the Company ended at least 90 days prior to the Closing Date (collectively, the “Homecare Audited Financial Statements”), (2) the audited combined balance sheet of the Hospital Business as of and for the fiscal years ended December 31, 2015 and December 31, 2016 and for the most recently completed fiscal year of the Company ended at least 90 days prior to the Closing Date and the related combined statements of operations, comprehensive income and cash flows for the fiscal years ended December 31, 2015 and December 31, 2016 and for the most recently completed fiscal year of the Company ended at least 90 days prior to the Closing Date (collectively, the “Hospital Audited Financial Statements”), (3) the unaudited combined balance sheets and related statements of operations, comprehensive income and cash flows of the Homecare Business for any subsequent fiscal quarter ended at least 45 days prior to the Closing Date and, in each case, for the comparable period of the prior fiscal year (collectively, the “Homecare Unaudited Financial Statements”), and (4) the unaudited combined balance sheets and related statements of operations, comprehensive income and cash flows of the Hospital Business for any subsequent fiscal quarter ended at least 45 days prior to the Closing Date and, in each case, for the comparable period of the prior fiscal year (collectively, the “Hospital Unaudited Financial Statements”), in the case of each of clauses (1) through (4) above, prepared in accordance with GAAP;

(ii) using reasonable best efforts to furnish Parent or HospitalCo Parent, as applicable and the applicable Financing Sources, as promptly as practicable, with the necessary financial information and historical financial data relating to the Homecare Business and the Hospital Business, as applicable, to enable Parent and HospitalCo

Parent, as applicable, to produce (or cause to be produced) (1) an unaudited pro forma combined balance sheet and a related unaudited pro forma combined statements of operations and comprehensive income of the Homecare Business as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days before the Closing Date (or, if the end of the most recently completed four-fiscal quarter period of the Company is the end of a fiscal year of the Company, ended at least 90 days before the Closing Date), prepared after giving effect to the Transactions contemplated hereunder and pursuant to the Separation Agreement as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statements of operations and comprehensive income), which need not be prepared in compliance with Regulation S-X under the Securities Act or include adjustments for purchase accounting, in each case to the extent customary for senior secured bank financing transactions of the type contemplated by the HomecareCo Debt Commitment Letter (it being understood that Parent shall be responsible for any post-Closing or pro forma cost savings, capitalization, ownership or other pro forma adjustments desired by Parent to be incorporated therein) and (2) an unaudited pro forma combined balance sheet and related unaudited pro forma combined statements of operations and comprehensive income of the Hospital Business as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days before the Closing Date (or, if the end of the most recently completed four-fiscal quarter period of the Company is the end of a fiscal year of the Company, ended at least 90 days before the Closing Date), prepared after giving effect to the Transactions contemplated hereunder and pursuant to the Separation Agreement as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statements of operations and comprehensive income), which need not be prepared in compliance with Regulation S-X under the Securities Act or include adjustments for purchase accounting, in each case to the extent customary for senior secured bank financing transactions of the type contemplated by the HospitalCo Debt Commitment Letter (it being understood that HospitalCo Parent shall be responsible for any pro forma calculations and any post-Closing or pro forma cost savings, capitalization, ownership or other pro forma adjustments desired by HospitalCo Parent to be incorporated therein);

(iii) using reasonable best efforts to promptly furnish all other information as may be reasonably requested by Parent, HospitalCo Parent or the Financing Sources and their respective agents to prepare, and assist Parent, HospitalCo Parent, the Financing Sources and their respective agents with preparation of, customary bank information memoranda, lender presentations, syndication memoranda, offering memoranda, private placement memoranda and/or other customary marketing or offering materials or memoranda required in connection with such Financing, to the extent such information or assistance relates to the business, financial performance or financial condition of the Company and its Subsidiaries (including the Homecare Business and/or the Hospital Business) and rating agency presentations, including business and financial projections reasonably requested by Parent or HospitalCo Parent;

(iv) using reasonable best efforts to provide customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders (including customary 10b-5 and material non-public information representations);

(v) at the reasonable request of Parent or HospitalCo Parent, and subject to the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), using reasonable best efforts to file a Form 8-K with the SEC disclosing information identified by Parent or HospitalCo Parent relating to the Company and its Subsidiaries (including the Homecare Business and/or the Specialty Hospital Business) for purposes of permitting such information to be included in marketing or offering materials or memoranda for the Debt Financing to be provided to potential investors who do not wish to receive material nonpublic information with respect to any of Parent, HospitalCo Parent, the Company, any of their respective Affiliates or any of their respective securities;

(vi) using reasonable best efforts to assist in preparation for and participate (including by making members of senior management with appropriate seniority and expertise available to participate) in a reasonable number of meetings, due diligence sessions, presentations, “road shows”, drafting sessions and sessions with the rating agencies in connection with the Debt Financing;

(vii) using reasonable best efforts to reasonably cooperate with the Financing Sources’ and their respective agents’ due diligence, including by granting reasonable access to documentation reasonably requested by Persons in connection with capital markets transactions;

(viii) using reasonable best efforts to cooperate with Parent and HospitalCo Parent and Parent’s and HospitalCo Parent’s efforts to obtain corporate and facilities ratings, consents, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments, legal opinions, surveys and title insurance (including providing reasonable access to Parent, HospitalCo Parent and their respective Representatives to all owned or leased real property) as reasonably requested by Parent or HospitalCo Parent;

(ix) using reasonable best efforts to execute and deliver back-up for legal opinions as may be reasonably requested by Parent, HospitalCo Parent or any Financing Sources and otherwise reasonably facilitating the pledging of collateral;

(x) executing and delivering certificates of the chief financial officer or treasurer (or other comparable officer) of the Company substantially in the forms attached as Annex I to Exhibit D to each of the Debt Commitment Letters certifying the solvency, after giving effect to the Transactions, of the (1) Homecare Business on a consolidated basis and (2) the Hospital Business on a consolidated basis;

(xi) using reasonable best efforts to furnish Parent, HospitalCo Parent and the Financing Sources promptly, and in any event no later than three Business Days prior to Closing, with all required documentation and information under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act, that any lender, provider or arranger of the Debt Financing has reasonably requested at least 10 Business Days prior to the Closing Date in connection with the Debt Financing;

(xii) using reasonable best efforts to take all actions reasonably necessary to permit the Financing Sources upon reasonable request to evaluate and obtain access to the Hospital Business’ current assets, properties, rights, inventory, cash management and accounting systems, and policies and procedures relating thereto (including cooperating in and facilitating field examinations, collateral audits, asset appraisals and surveys), in each case in connection with their customary pre-closing due diligence;

(xiii) using reasonable best efforts to furnish HospitalCo Parent and the applicable Financing Sources all existing field examinations, collateral audits and asset appraisals and surveys of the Company and its subsidiaries (including the Hospital Business), otherwise cooperating in and facilitating the completion of field examinations, collateral audits, asset appraisals and surveys contemplated by the HospitalCo Debt Commitment Letter, and execute and deliver the “borrowing base certificate” required to be delivered pursuant to the HospitalCo Debt Commitment Letter;

(xiv) using reasonable best efforts to supplement the Required Information with respect to each of the HospitalCo Debt Financing and HomecareCo Debt Financing on a reasonably current basis to the extent that any such Required Information, to the knowledge of the Company, when taken as a whole and in light of the circumstances under which such statements were made, contains any material misstatement of fact or omits to state any material fact necessary to make such information not materially misleading; and

(xv) using reasonable best efforts to cooperate with Parent and HospitalCo Parent to satisfy the conditions to the Debt Financing to the extent satisfaction of such conditions requires the cooperation of, or is within the control of, the Company and its Subsidiaries;

provided, however, in each case in clauses (i) through (xv) above, that (x) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or any of its Subsidiaries, and (y) neither the Company nor any of its Subsidiaries shall be required to (A) commit to take any action that is not contingent upon the Closing (including the entry into any agreement or the execution of any certificate) or that would be effective prior to the Closing (except for the authorization letters referred to in clause (iv) above), (B) bear any cost or expense, or pay any commitment or other similar fee or make any other payment, in connection with the Debt Financing or any of the foregoing prior to the Closing that is not subject to reimbursement under this Section 7.15 or (C) take any action that would subject it to liability, or incur any other liability or provide or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing, except to the extent subject to indemnification and reimbursement by Parent and HospitalCo Parent under this Section 7.15.

(f) All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Section 7.15 shall be kept confidential in accordance with the Confidentiality Agreements and the Clean Team Confidentiality Agreements, except that Parent and HospitalCo Parent may disclose such information to Financing Sources and potential Financing Sources and to rating agencies during the syndication and marketing of the Debt Financing subject to customary confidentiality undertakings by such potential Financing Sources or rating agencies. The Company hereby consents to the use of its and its Subsidiaries’ logos, names and trademarks in connection with the Debt Financing; provided, however, that such logos, names and trademarks are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries; provided, further, that all rights and goodwill that might be acquired by the use of such logos, names and trademarks shall inure solely to the benefit of the Company and its Subsidiaries, as applicable. Parent and HospitalCo Parent shall, jointly and severally, promptly indemnify, defend and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with their cooperation pursuant to this Section 7.15 and any Claims asserted by Financing Sources in connection with the arrangement of the Debt Financing and any information used in connection therewith (other than to the extent arising out of (x) information relating to the Company or its Subsidiaries provided in writing by or on behalf of the Company, its Subsidiaries or its and their Representatives or (y) the bad faith, willful misconduct, gross negligence, fraud, intentional misrepresentation of, or material breach of this Agreement by, the Company, its Subsidiaries or any of their respective Representatives). Without limiting the foregoing, if the Closing does not occur, Parent and HospitalCo Parent shall promptly, upon request by the Company, reimburse the Company, its Subsidiaries and their respective Representatives for all reasonable and documented out-of-pocket fees, costs and expenses incurred by the Company, its Subsidiaries and their respective Representatives in connection with providing the cooperation contemplated by this Section 7.15, including all reasonable costs and expenses incurred in connection with preparing the Homecare Audited Financial Statements and the Hospital Audited Financial Statements, except to the extent that the Closing does not occur as a result of the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, the Company or any of its Affiliates (including the Company’s Subsidiaries), or any of their respective pre-Closing directors, officers, employees, agents and representatives, as applicable. The foregoing indemnification and expense reimbursement shall survive any termination of this Agreement.

(g) Notwithstanding the obligations of the Company under Section 7.15(e), each Parent, HospitalCo Parent and Merger Sub acknowledges and agrees that the obtaining of the Financing or any Alternative Financing is not a condition precedent to the Closing.

Section 7.16. Treatment of Existing Debt. In furtherance of the Company’s obligations pursuant to Section 7.15:

(a) At least three Business Days prior to the Closing, the Company shall deliver to Parent copies of payoff letters in form and substance reasonably satisfactory to Parent specifying the aggregate amount (collectively, the “Payoff Amount”) required to be paid to fully satisfy all obligations under the Existing Credit Agreements (including principal, interest, fees, breakage costs, expenses and other amounts payable under the Existing Credit Agreements but excluding contingent indemnification and other obligations that expressly survive the termination of the Existing Credit Agreements) that will be outstanding as of the Closing under the Existing Credit Agreements and providing, subject only to the payment of the Payoff Amount, for the payoff, satisfaction, discharge and termination in full of all such obligations and commitments under the Existing Credit Agreements, the termination and release of all guarantees of, and Liens and other security over the properties and assets of the Company and its Subsidiaries securing, all such obligations and the authorization of the Company and its Subsidiaries to file any Lien terminations and releases in connection therewith.

(b) The Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to promptly commence at Parent’s expense, after the receipt of a written request from Parent to do so, tender offers to purchase, and any related consent solicitations with respect to, one or more series of Existing Senior Notes on such terms and conditions as specified by Parent (including with respect to amendments to the applicable Existing Indenture) and in compliance with all applicable terms and conditions of the applicable Existing Indenture (collectively, the “Existing Notes Offers”); provided that (i) the provisions of Section 7.16(e) and Section 7.16(f) shall have been satisfied, and shall continue to be satisfied, in all respects, (ii) Parent shall have provided the Company with drafts of the offer to purchase, related letter of transmittal and other related documents (collectively, the “Existing Notes Offer Documents”) and (iii) the closing of any Existing Notes Offer shall be conditioned on the Closing and shall otherwise comply with all applicable Laws and SEC rules and regulations. The terms and conditions specified by Parent for any Existing Notes Offer shall be only such terms and conditions as are customarily included in offers to amend or purchase debt securities similar to the applicable Existing Senior Notes and in similar situations and shall otherwise be in compliance with all applicable Laws and the terms and conditions of the applicable Existing Indenture. Nothing in this Section 7.16 or in any other provision of this Agreement shall require the Company or any of its Affiliates to purchase, or accept for purchase, any Existing Senior Notes tendered or otherwise submitted for payment prior to the Effective Time. For the avoidance of doubt, while the Company and its Subsidiaries may not be required to purchase any Existing Senior Notes prior to the Effective Time, Parent may include in the terms of any Existing Notes Offer a “withdrawal deadline” after which holders of Existing Senior Notes may no longer withdraw tendered Existing Senior Notes or revoke consents in an Existing Notes Offer. The Company and its Subsidiaries agree to tender any Existing Senior Notes held by them in an Existing Notes Offer and to provide any consent requested.

(c) Subject to Section 7.16(f), if requested by Parent in writing, in lieu of commencing Existing Notes Offers for any Existing Senior Notes (or in addition thereto) pursuant to Section 7.16(b), the Company shall, as and when reasonably requested by Parent within the time periods required by the applicable Existing Indenture so as to facilitate any redemption, satisfaction, discharge and/or defeasance concurrently with the Closing, (i) issue a notice of optional redemption (collectively, the “Existing Notes Redemption Notice”) in form and substance reasonably satisfactory to Parent for all of the outstanding principal amount of one or more series of Existing Senior Notes pursuant to the requisite provisions of the applicable Existing Indenture and/or (ii) take actions reasonably requested by Parent that are reasonably necessary for the satisfaction, discharge and/or defeasance of one or more series of Existing Senior Notes pursuant to the applicable provisions of the applicable Existing Indenture, and shall redeem and/or satisfy, discharge or defease, as applicable, such Existing Senior Notes at the Closing in accordance with the terms of the applicable Existing Indenture (collectively, the “Existing Notes Redemption”); provided that any action described in clause (i) or (ii) shall be conditioned on the occurrence of the Closing (if so permitted by the applicable Existing Indenture) and, prior to the Company being required to take any of the actions described in clause (i) or (ii) above, at the time required by the applicable Existing Indenture, Parent shall deposit, or cause to be deposited, with the trustee under the applicable Existing Indenture cash or cash equivalents sufficient to effect such redemption, satisfaction, discharge and/or defeasance (and in the event of any loss with respect to the funds deposited with such trustee, Parent shall deposit additional funds sufficient to satisfy such redemption, satisfaction, discharge and/or defeasance, as applicable, except to the extent such loss was solely a result of any action taken by the Company or its Subsidiaries, in which case the Company shall deposit such funds). The Company and its Subsidiaries shall use their reasonable best efforts to take any action required by the applicable Existing Indenture, the applicable trustee or The Depository Trust Company in order to facilitate the Existing Notes Redemption.

(d) In the event that the Company commences an Existing Notes Offer, the Company covenants and agrees that, promptly following any related consent solicitation expiration date, assuming the requisite consents are received, each of the Company and its applicable Subsidiaries as is necessary shall (and shall use their commercially reasonable efforts to cause the trustee under the applicable Existing Indenture to) execute a supplemental indenture to such Existing Indenture, which shall implement the amendments described in the applicable Existing Notes Offer Documents, subject to the terms and conditions of this Agreement (including the conditions to the Existing Notes Offers) and to provide all customary documents in connection therewith (including a customary “trustee’s certificate”); provided, however, that in no event shall the Company, any of its Subsidiaries or any of their respective officers, directors or other representatives, have any obligation to authorize, adopt or execute any supplemental indenture or other agreement or certificate that would become effective prior to the Closing. Concurrently with the Closing, Parent shall cause the Surviving Entity to accept for payment and thereafter promptly pay for, any Existing Senior Notes that have been validly tendered pursuant to and in accordance with the Existing Notes Offers and not properly withdrawn using funds provided by Parent. The Company and its Subsidiaries will use their reasonable best efforts to take any action required by the applicable trustee or The Depository Trust Company in order to facilitate the Existing Notes Offer and any related consent solicitation.

(e) Parent shall prepare all necessary and appropriate documentation in connection with any Existing Notes Offers and Existing Notes Redemptions, including the Existing Notes Offer Documents and the Existing Notes Redemption Notice, as applicable. The Company and its Subsidiaries will use their reasonable best efforts to provide information reasonably requested by Parent for inclusion in such documents. The Company shall, to the extent requested, keep Parent reasonably informed regarding the status, results and timing of the Existing Notes Offers. The Existing Notes Offer Documents (including all amendments or supplements thereto) and all mailings to the holders of any Existing Senior Notes in connection with any Existing Notes Offers and Existing Notes Redemptions shall be subject to the prior review of, and timely and reasonable comment by, the Company and its legal counsel, and shall be reasonably acceptable to them. If, at any time prior to the completion of the Existing Notes Offers, the Company or any of its Subsidiaries, on the one hand, or either Parent or Merger Sub, on the other hand, discovers any information that should be set forth in an amendment or supplement to the Existing Notes Offer Documents, so that the Existing Notes Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, such party that discovers such information shall use reasonable best efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Parent (with reasonable assistance by the Company and its Subsidiaries) describing such information shall be disseminated by or on behalf of the Company or its Subsidiaries to the holders of the applicable Existing Senior Notes. Notwithstanding anything to the contrary in this Section 7.16(e), the Company shall, and shall cause its Subsidiaries to, comply with the requirements of Rule 14e-1 under the Exchange Act and the rules and regulations of the SEC promulgated thereunder and any other Law to the extent applicable in connection with the Existing Notes Offers and such compliance will not be deemed a breach hereof.

(f) In connection with any Existing Notes Offer and any Existing Notes Redemption, Parent may select one or more dealer managers, information agents, depositaries and other agents, in each case as shall be reasonably acceptable to the Company, to provide assistance in connection therewith and the Company shall, and shall cause its Subsidiaries to, enter into customary agreements with such parties so selected; provided that the Company and its Subsidiaries will not be required to pay the fees or reimburse the costs or expenses of such parties or indemnify, defend or hold harmless such parties except for indemnifying, defending or holding harmless such parties for information relating to the Company or its Subsidiaries provided in writing by or on behalf of the Company, its Subsidiaries or its and their Representatives, and included in such Existing Notes Offer Documents relating to a period prior to the Closing Date. Parent shall reimburse the Company and its Subsidiaries for all of their reasonable costs and expenses incurred in connection with any Existing Notes Offers or any Existing Notes Redemptions promptly following the incurrence thereof. Parent and Merger Sub shall jointly and severally indemnify, defend and hold harmless the Company, its Subsidiaries and each of their respective Affiliates from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any such Person, or to which any such Person may become subject, that arise out of, or is in any way in connection with, the Existing Notes Offers, Existing Notes Redemptions, or any actions taken or not taken by the Company, or taken at the request of Parent, pursuant to this Section 7.16 or the transactions contemplated hereby, other than (x) to the extent arising out of information relating to the Company and its Subsidiaries provided in writing by or on behalf of the Company, its Subsidiaries or its and their Representatives included in the Existing Notes Offer Documents or (y) to the extent arising out of the bad faith, willful misconduct, gross negligence, fraud, intentional misrepresentation of, or material breach of this Agreement by the Company, its Subsidiaries or any of their respective Representatives. The foregoing reimbursement and indemnification shall survive any termination of this Agreement.

Section 7.17. Pending SNF Transaction. Notwithstanding anything to the contrary in this Agreement (but subject to Section 7.19, to the extent inconsistent with the transactions contemplated thereby):

(a) During the period from the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with its terms, subject to

Section 7.01(b), the Company shall, and shall cause its applicable Subsidiaries to, use reasonable best efforts to complete the SNF Transaction as promptly as reasonably practicable and, with respect to any facilities or operations of the SNF Business that are not actually sold under the SNF Transaction Agreement, to sell such facilities or operations or close such facilities, in each case on terms reasonably acceptable to Parent and in accordance with applicable law, as promptly as reasonably practicable. Each of Parent and Merger Sub agrees that the Company and its Subsidiaries shall be entitled to (i) take or refrain from taking any and all actions (A) required to be taken or prohibited from being taken under the SNF Transaction Agreement or any other Transaction Document (as defined in the SNF Transaction Agreement) or (B) reasonably necessary to perform their respective obligations under the SNF Transaction Agreement or any other Transaction Document or, subject to Section 7.01(c), to consummate the SNF Transaction, and (ii) acquire Subject Properties from Ventas in order to consummate the payments required by Section 7.17(c), and subsequently dispose of any such Subject Properties.

(b) Except as set forth on Section 7.17 of the Company Disclosure Letter, without the prior written consent of Parent or Merger Sub (such consent not to be unreasonably withheld, conditioned or delayed), the Company and its Subsidiaries shall not (i) enter into any material amendment to, or grant any material waiver under, the SNF Transaction Agreement or any replacement agreement with respect to the SNF Transaction or (ii) in the event the SNF Transaction Agreement is terminated or abandoned with respect to any portion of the SNF Business, enter into one or more new or replacement agreements with respect to the SNF Transaction.

(c) Prior to December 31, 2017 or such later date as Ventas agrees to consummate the purchase and sale of the remaining Subject Properties in accordance with ARML3, the Company shall consummate the payment of the “Required Consideration” (as defined in ARML3) to Ventas in accordance with ARML3 and the payment described on Section 7.17(c) of the Company Disclosure Letter.

Section 7.18. Separation Matters. Each of Parent and Merger Sub shall cooperate with the Company in connection with and use its reasonable best efforts and shall cause its Affiliates to so cooperate to cause the closing of the Separation Transactions to occur promptly following the Closing; provided that nothing set forth in this Section 7.18 shall require any party to take any corporate action, to execute any document or other instrument, or to incur any liability that is not conditioned upon or that would be effective prior to the Effective Time. The Company shall cause its directors (and directors of any of its Subsidiaries identified by Parent no less than three Business Days prior to the Closing Date) to deliver resignation letters in form and substance reasonably satisfactory to Parent concurrently with the Closing. In the event that this Agreement is terminated in any circumstance in which the Company has the right to receive the Parent Termination Fee pursuant to Section 9.06, Parent and HospitalCo Parent hereby jointly and severally agree to reimburse the Company, promptly upon request, for reasonable and documented out-of-pocket expenses incurred by the Company in connection with the implementation of the Separation Transactions in an aggregate amount not to exceed $13,500,000. During the period from the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall not, and shall not permit HomecareCo to, (x) terminate the Separation Agreement or (y) amend, modify or waive any provision of the Separation Agreement, in each case without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything in this Agreement to the contrary, the parties hereto acknowledge and agree that no action taken by the Company prior to the Closing at the written request of Parent in connection with the Separation Transactions or otherwise expressly contemplated by the Separation Agreement (including, for the avoidance of doubt, the transfer or allocation of any asset or liability of the Company or any of its Subsidiaries from or as between the Hospital Business or the Homecare Business) shall be, or be deemed to result in, a breach of any representation, warranty or covenant of the Company included in this Agreement.

Section 7.19. Pre-Closing Steps. From and after the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall, and shall cause its applicable Subsidiaries to, undertake the intercompany restructuring transactions and other actions set forth on Section 7.19 of the Company Disclosure Letter, in the time periods and in accordance with the terms set forth on such Section of the Company Disclosure Letter.

ARTICLE VIII

CONDITIONS

Section 8.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver in writing at or prior to the Effective Time of each of the following conditions:

(a) Company Stockholder Approval. This Agreement shall have been duly adopted by the Requisite Company Vote.

(b) No Injunctions, Restraints or Illegality. No Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced or entered any Laws or Orders, whether temporary, preliminary or permanent, that make illegal, enjoin or otherwise prohibit consummation of the Merger or the Separation or the other transactions contemplated by this Agreement or the Separation Agreement.

(c) Regulatory Approvals. (i) Any waiting period applicable to the Merger or the Hospital Merger (as defined in the Separation Agreement) under the HSR Act shall have expired or been terminated without the imposition of any Burdensome Condition and (ii) all Consents and licenses set forth in Section 8.01(c) of the Company Disclosure Letter shall have been obtained and shall be in full force and effect or, in the case of any Consent or license the attainment of which requires delivery of a document or the taking of an action following the Closing, the parties shall have received written confirmation from an applicable Governmental Entity that such Consent or license will be issued and in full force and effect promptly following the Closing subject only to the delivery of such document or the taking of such action.

(d) Master Lease Requirements. (i) The Company shall have consummated the purchase of all of the Subject Properties (as defined in ARML3) and the Company shall have, prior to or on December 31, 2017, or such later date as Ventas agrees to consummate the purchase and sale of the remaining Subject Properties in accordance with ARML3, consummated the payment of the “Required Consideration” (as defined in ARML3) to Ventas in accordance with ARML3 and the payment described on Section 7.17(c) of the Company Disclosure Letter, and (ii) Section 25.1.12 of ML5 shall be in full force and effect.

Section 8.02. Conditions to Obligations of Each of Parent, HospitalCo Parent and Merger Sub. The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver in writing by Merger Sub at or prior to the Effective Time of the following conditions:

(a) Homecare Representations and Warranties. The representations and warranties of the Company set forth in Article III and Article IV of this Agreement (except for the representations and warranties in Section 3.02, Section 3.03(a), Section 3.08, Section 3.13 and Section 4.02) shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Company Material Adverse Effect,” “Homecare Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially” used with respect to the Company, the Homecare Business or the Homecare Entities (each, a “Homecare Materiality Qualifier”)) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Homecare Material Adverse Effect; provided that the representations and warranties of the Company (x) set forth in Section 4.02 shall be true and correct in all respects (without giving effect to any Homecare Materiality Qualifier) and (y) set forth in Section 3.02, Section 3.03(a), Section 3.08 and Section 3.13 shall be true and correct in all but de minimis respects (without giving effect to any Homecare Materiality Qualifier), in each case, when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).

(b) Hospital Representations and Warranties. The representations and warranties of the Company set forth in Article III and Article V of this Agreement (except for the representations and warranties in Section 3.02, Section 3.03(a), Section 3.08, Section 3.13 and Section 5.02) shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Company Material Adverse Effect,” “Hospital Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially” used with respect to the Company, the Hospital Business or the Hospital Entities (each, a “Hospital Materiality Qualifier”)) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Hospital Material Adverse Effect; provided that the representations and warranties of the Company (x) set forth in Section 5.02 shall be true and correct in all respects (without giving effect to any Hospital Materiality Qualifier) and (y) set forth in Section 3.02, Section 3.03(a), Section 3.08 and Section 3.13 shall be true and correct in all but de minimis respects (without giving effect to any Hospital Materiality Qualifier), in each case, when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).

(c) Performance of Covenants. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required, under this Agreement, to be performed or complied with by it at or prior to the Effective Time.

(d) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect or any event, occurrence, fact, condition, change or effect that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Homecare Material Adverse Effect. Since the date of this Agreement, there shall not have been any Homecare Material Adverse Effect or any event, occurrence, fact, condition, change or effect that would reasonably be expected to have, individually or in the aggregate, a Homecare Material Adverse Effect.

(f) Hospital Material Adverse Effect. Since the date of this Agreement, there shall not have been any Hospital Material Adverse Effect or any event, occurrence, fact, condition, change or effect that would reasonably be expected to have, individually or in the aggregate, a Hospital Material Adverse Effect.

(g) Officer’s Certificate. Merger Sub shall have received a certificate, dated as of the Closing Date and signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 8.02(a) through Section 8.02(d) hereof.

(h) Separation. The closing conditions to consummate the Separation Transactions pursuant to the Separation Agreement shall have been satisfied or waived in accordance with the terms of the Separation Agreement.

(i) Conversions. (i) The Company shall have completed the conversion of all of the entities listed in Section 8.02(i)(A) of the Company Disclosure Letter to U.S. limited liability companies; provided that the failure by the Company to convert any entity listed in Section 8.02(i)(B) of the Company Disclosure Letter shall not result in the failure of the condition set forth in this Section 8.02(i) to be satisfied unless the failure to convert such entity would be materially adverse to Parent; and (ii) the Company shall not have filed any election under Treasury Regulations § 301.7701-3 to classify as a corporation for U.S. federal income tax purposes any of the entities that have been so converted.

Section 8.03. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver in writing by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of each of Parent, HospitalCo Parent and Merger Sub set forth in Article VI of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “material adverse effect,” “in all material respects,” “in any material respect,” “material” or

“materially”) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or have a material adverse effect on the ability of Parent, HospitalCo Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b) Performance of Covenants. Each of Parent, HospitalCo Parent and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required, under this Agreement, to be performed or complied with by it at or prior to the Effective Time.

(c) Officer’s Certificate. The Company shall have received a certificate, dated as of the Closing Date and signed by the chief executive officer or chief financial officer of Merger Sub, certifying as to the matters set forth in Section 8.03(a) and Section 8.03(b).

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01. Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company) by mutual written consent of Merger Sub and the Company.

Section 9.02. Termination by Either Merger Sub or the Company. This Agreement may be terminated by either Merger Sub or the Company at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) if the Merger has not been consummated on or before August 17, 2018, or such other date as Merger Sub and the Company shall agree in writing (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.02(a) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the direct cause of, or directly resulted in, the failure of the Merger to be consummated on or before the End Date;

(b) if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order making illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the Merger or the consummation of the Separation, and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.02(b) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the direct cause of, or directly resulted in, the issuance, promulgation, enforcement or entry of any such Law or Order; or

(c) if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting (as it may be adjourned or postponed) and the Requisite Company Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof).

Section 9.03. Termination by Merger Sub. This Agreement may be terminated by Merger Sub at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) if, prior to receipt of the Requisite Company Vote, (i) the Company shall have failed to include the Company Board Recommendation in the Company Proxy Statement distributed to its stockholders, (ii) a Company Adverse Recommendation Change shall have occurred or (iii) if the Company shall have committed a Willful and Material Breach of any of its material obligations under Section 7.04; or

(b) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.02(a), Section 8.02(b) or Section 8.02(c), respectively, if it was continuing as of the Closing Date and (ii) cannot be cured by the Company or, if capable of being cured, shall not have been cured by the earlier of (A) the End Date and (B) the date that is thirty (30) days following receipt of written notice from Merger Sub describing such breach or failure in reasonable detail; provided, that Merger Sub shall not have the right to terminate this Agreement pursuant to this Section 9.03(b) if either Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement that would give rise to the failure of a condition set forth in Section 8.03(a) or Section 8.03(b), respectively, if it were continuing on the Closing Date.

Section 9.04. Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) if, prior to the receipt of the Requisite Company Vote, the Company Board authorizes the Company, in compliance with the terms of this Agreement, including Section 7.04(b) hereof, to enter into a Company Acquisition Agreement with respect to a Superior Proposal and the Company concurrently pays the Termination Fee pursuant to Section 9.06(a)(iii);

(b) if either Parent or Merger Sub breaches or fails to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.03(a) or Section 8.03(b), respectively, if it was continuing as of the Closing Date and (ii) cannot be cured by Parent or Merger Sub or, if capable of being cured, shall not have been cured by the earlier of (A) the End Date and (B) the date that is thirty (30) days following receipt of written notice from the Company describing such breach or failure in reasonable detail; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.04(b) if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement that would give rise to the failure of a condition set forth in Section 8.02(a), Section 8.02(b) or Section 8.02(c), respectively, if it were continuing on the Closing Date; or

(c) if (i) all the conditions set forth in Section 8.01 and Section 8.02 have been satisfied or waived in accordance with this Agreement (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing; provided, that each such condition is then capable of being satisfied at the Closing), (ii) the Company has irrevocably confirmed to Parent in writing that it is prepared and able to consummate the Closing and (iii) Parent and Merger Sub fail to consummate the Closing by the later of (A) the third Business Day following the date of the notice described in clause (ii) and (B) the date the Closing is required to have occurred pursuant to Section 1.02.

Section 9.05. Notice of Termination; Effect of Termination. The party desiring to terminate this Agreement pursuant to this Article IX (other than pursuant to Section 9.01) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination. If this Agreement is terminated pursuant to and in accordance with this Article IX, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent or Representative of such party) to any other party hereto; provided, however, that (i) the provisions of Section 7.03(b), the indemnification and reimbursement provisions in Section 7.15(f), Section 7.16(f) and Section 7.18, this Section 9.05, Section 9.06 and Article X (and any related definitions contained in any such sections or Article) shall survive such termination and remain in full force and effect and (ii) no such termination shall relieve any party from any liability or damages arising out of such party’s (x) fraud prior to such termination, in which case the non-breaching party shall be entitled to all rights and remedies available at law or in equity, including damages or (y) Willful and Material Breach by such party of any of its representations, warranties, covenants or other agreements set forth in this Agreement, in which case the non-breaching party shall be entitled to sue for damages up to the amount of the Company Termination Fee or the Parent Termination Fee (as applicable); provided, further, that in no event shall a party be entitled to receive both damages pursuant to this Section 9.05 and the Company Termination Fee or the Parent Termination Fee (as applicable). For the avoidance of doubt, the Confidentiality Agreements and the Clean Team Confidentiality Agreements shall survive any termination of this Agreement in accordance with the terms set forth therein.

Section 9.06. Termination Fees.

(a) In the event that:

(i) (A) this Agreement is validly terminated pursuant to Section 9.02(a), Section 9.02(c) or Section 9.03(b), (B) a Takeover Proposal is publicly disclosed or made known to the Company Board after the date of this Agreement and prior to the event that gave rise to such termination or right to terminate (and provided such Takeover Proposal shall not have been withdrawn in good faith prior to such event or, in the case of a termination pursuant to Section 9.02(c), at least ten (10) Business Days prior to the Company Stockholders Meeting) and (C) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement relating to any transaction included within the definition of a Takeover Proposal (which transaction is at any time thereafter consummated), or consummates a transaction included within the definition of a Takeover Proposal (provided that, solely for the purposes of this Section 9.06(a)(i), the term “Takeover Proposal” shall have the meaning ascribed thereto in Section 10.01, except that all references to “15%” shall be changed to “50%”);

(ii) this Agreement is validly terminated by Merger Sub pursuant to Section 9.03(a); or

(iii) this Agreement is validly terminated by the Company pursuant to Section 9.04(a),

then the Company shall pay to TPG VII Management, LLC (or its designee), PSP, WCAS Management Corporation (or its designee) and Humana (collectively, the “Termination Fee Recipients”) (by wire transfer of immediately available funds) the aggregate amount of the Company Termination Fee (in amounts as directed by Parent to the Company) and an amount equal to the lesser of the Parent Expenses and $10,000,000 (except to the extent previously paid) (x) in the case of clause (a)(i) above, upon consummation of the transaction referenced in clause (a)(i)(C), (y) in the case of clause (a)(ii) above, no later than the second (2nd) Business Day immediately following the date of such termination and (z) in the case of clause (a)(iii) above, upon (and as a condition to the effectiveness of) such termination.

(b) If this Agreement is validly terminated (i) by the Company pursuant to Section 9.04(b) or Section 9.04(c) or (ii) by the Company or Parent pursuant to Section 9.02(a) and, in the case of this clause (ii), at the time of such termination (A) the condition set forth in Section 8.01(c)(ii) has not been satisfied with respect to receipt of any Consent or license set forth in Section 8.01(c) of the Company Disclosure Letter (the applicable Consent(s) or license(s) that have not been obtained, the “Applicable Consent(s)”) as a result of any action taken or omitted to be taken (including the breach of any representation, warranty, covenant or agreement set forth in this Agreement) by, or other circumstances relating to, Parent or HospitalCo Parent or any of their Affiliates, (B) all of the other conditions set forth in Section 8.01 and Section 8.02 have been satisfied or waived in accordance with this Agreement (other than (x) the condition set forth in Section 8.01(b), if the failure of such condition to be satisfied is the result of an Order issued by a Governmental Entity charged with jurisdiction over the granting of the Applicable Consent(s) or (y) those conditions that by their nature are to be satisfied at or immediately prior to the Closing; provided, that, in the case of this clause (y), each such condition is then capable of being satisfied at the Closing) and (C) Parent does not have a right to terminate this Agreement under any other provisions of Section 9.02 and Section 9.03 (other than Section 9.02(b) as a result of an Order issued by a Governmental Entity charged with jurisdiction over the granting of the Applicable Consent(s)), then, in either such case, Parent shall pay or shall cause to be paid the Parent Termination Fee to the Company (by wire transfer of immediately available funds) upon such termination.

(c) If this Agreement is validly terminated by Parent or the Company pursuant to Section 9.02(c), then the Company shall pay or cause to be paid to Merger Sub (by wire transfer of immediately available funds) an amount equal to the lesser of the Parent Expenses and $7,500,000 as promptly as practicable (and, in any event, no later than the second (2nd) Business Day immediately following the date of such termination).

(d) If this Agreement is validly terminated pursuant to Sections 9.01, 9.02, 9.03 or 9.04 (other than Section 9.02(c)), then, in addition to any other payments that may be required to be made pursuant to this Article IX, Parent shall pay or cause to be paid the Additional Expense Reimbursement to the Company (by wire transfer of immediately available funds) upon such termination.

(e) Each of the parties hereto acknowledges that each of the Company Termination Fee and the Parent Termination Fee, as applicable, if, as and when payable pursuant to this Section 9.06, is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate the party receiving such amount in the circumstances in which such amount is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall, (i) the Company be obligated to pay the Company Termination Fee on more than one occasion or (ii) Parent be obligated to pay the Parent Termination Fee on more than one occasion, in each case, whether or not the Company Termination Fee or the Parent Termination Fee, as applicable, may be payable at different times or upon the occurrence of different events. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge and agree that (A) in any circumstance in which this Agreement is terminated and the Termination Fee Recipients have the right to receive the Company Termination Fee or Merger Sub has the right to receive the Parent Expenses (or a portion thereof), other than with respect to claims for or arising out of fraud by the Company prior to such termination, the payment of the Company Termination Fee, the Parent Expenses (or such portion thereof) and, if applicable, any other amounts due and payable to Merger Sub or Parent pursuant to Section 9.06(f) shall be the sole and exclusive remedy for monetary damages of any Parent Related Party (as defined below) against the Company, any of its Affiliates, and any of its or their respective current, former or future stockholders or Representatives and their respective successors and assigns (collectively, the “Company Related Parties”) under this Agreement, and upon the payment in full of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, whether at law or in equity, in contract or in tort, or otherwise, and (B) in any circumstance in which this Agreement is terminated and the Company has the right to receive the Parent Termination Fee pursuant to this Section 9.06, other than with respect to claims for or arising out of fraud by either Parent or Merger Sub prior to such termination, the payment of the Parent Termination Fee and the Additional Expense Reimbursement and the payment of any costs and expenses and any other amounts due and payable to the Company pursuant to Section 7.15(f), Section 7.16(f), Section 7.18 and Section 9.06(f) (or from the Guarantors pursuant to and in accordance with the terms of the Limited Guarantee) shall be the sole and exclusive remedy for monetary damages of any Company Related Party against Parent, any of its Affiliates, any of its or their Financing Sources and other financing sources, and each of their respective current, former or future managers, general or limited partners, direct or indirect equityholders, or Representatives of any of the foregoing and their respective successors and assigns (collectively, the “Parent Related Parties”) under this Agreement, and upon the payment in full of such amounts, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, whether at law or in equity, in contract or in tort, or otherwise.

(f) Each of the parties to this Agreement acknowledges and hereby agrees that the provisions of this Section 9.06 are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, the parties would not have entered into this Agreement. Accordingly, (i) if the Company fails to pay the Company Termination Fee or the Parent Expenses when due in accordance with this Section 9.06, and, in order to obtain such payment, Merger Sub or any of the Termination Fee Recipients makes a claim that results in a judgment against the Company, the Company shall pay Merger Sub or the Termination Fee Recipients the reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit or (ii) if Parent fails to pay the Parent Termination Fee when due in accordance with this Section 9.06 (or the Guarantors fail to pay in a timely manner the Parent Termination Fee when due in accordance with the Limited Guarantee), and, in order to obtain such payment, the Company makes a claim that results in a judgment against Parent (or against any of the Guarantors), Parent shall pay (or the Guarantors shall pay in accordance with the Limited Guarantee) the Company its reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit. All amounts payable pursuant to this Section 9.06 shall accrue interest at the prime lending rate prevailing during such period as published in The Wall Street Journal and shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.

Section 9.07. Amendment. Any provision of this Agreement may be amended or waived at any time prior to the Effective Time if, but only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto or, in the case of a waiver, by each party against whom such waiver is to be effective; provided, however, that following the receipt of the Requisite Company Vote, there shall be no amendment to or waiver of the provisions of this Agreement which by Law or in accordance with the rules and regulations of the NYSE would require further approval by the holders of Company Common Stock without such approval. No failure or delay by any party hereto in exercising any right under this Agreement shall operate as a waiver of such right nor shall any single or partial exercise thereof preclude any other or future exercise of any other right under this Agreement. To the extent any amendment or waiver to Section 9.06(e), this Section 9.07, Section 10.04, Section 10.05(b), Section 10.06, Section 10.09, and Section 10.17 is sought which is adverse to the rights of any of the Financing Sources, the prior written consent of such Financing Sources shall be required before such amendment or waiver is rendered effective.

Section 9.08. Expenses. Except as otherwise expressly set forth in this Agreement (including in Section 7.08, Section 7.09(b), Section 7.15(f), Section 7.16(f), Section 7.18 and Section 9.06), all fees and expenses incurred by or on behalf of a party hereto in connection with the authorization, preparation, negotiation, execution and performance of this Agreement and any of the transactions contemplated hereby shall be paid by the party incurring such expenses.

ARTICLE X

MISCELLANEOUS

Section 10.01. Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“Acceptable Confidentiality Agreement” means a confidentiality, non-solicitation and standstill agreement that contains confidentiality, non-solicitation and standstill provisions that are not less restrictive to the other party than those contained in the Confidentiality Agreements; provided that such confidentiality agreement shall not be required to restrict the submission of a Takeover Proposal to the Company Board on a confidential basis and shall not contain any provisions that would prevent the Company from complying with its obligation to provide the required disclosure to Merger Sub pursuant to Section 7.04(c).

“Additional Expense Reimbursement” means an amount equal to $5,000,000.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise. For the avoidance of doubt, none of PSP and its Affiliates are an “Affiliate” of Parent, HospitalCo Parent or any of their respective Subsidiaries for purposes of this Agreement.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Financing” has the meaning set forth in Section 7.15(d).

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“ARML3” means the Agreement Regarding Master Lease No. 3, dated as of November 11, 2016, among the Company, Kindred Healthcare Operating, Inc. and Ventas Realty, Limited Partnership, as it may be amended from time to time in accordance with its terms.

“Book-Entry Shares” has the meaning set forth in Section 2.02(a).

“Burdensome Condition” means any condition, qualification, limitation, restriction or requirement that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the financial condition, results of operations, business or reasonable prospects of (a) HospitalCo Parent and its Affiliates, taken as a whole, or (b) Parent and its Affiliates, taken as a whole, in each case, after giving effect to the Transactions.

“Business Day” means any day, other than Saturday, Sunday or any day on which banking institutions located in New York, New York are authorized or required by Law or other governmental action to close.

“Cause” means, (a) for purposes of Section 2.07(b), the definition of “Cause” in the Kindred Healthcare, Inc. Stock Incentive Plan, Amended and Restated and (b) for purposes of Section 2.07(c), the definition of “Cause” in the Company’s Long-Term Incentive Plan, unless the definition in an applicable written employment agreement or change in control agreement expressly supersedes such definition, in which case the definition in such agreement shall apply.

“Certificate” has the meaning set forth in Section 2.01(c).

“Certificate of Merger” has the meaning set forth in Section 1.03.

“Charter Documents” has the meaning set forth in Section 3.01(b).

“CIA” means any corporate integrity agreement required by the Office of Inspector General of the United States Department of Health and Human Services or similar agreement or consent agreement or Order of or with any Governmental Entity.

“Claim” has the meaning set forth in Section 7.08(b).

“Clean Team Confidentiality Agreements means, collectively, the Clean Team Confidentiality Agreement between the Company and TPG Global, LLC, dated September 13, 2017, the Clean Team Confidentiality Agreement between the Company and Welsh, Carson, Anderson & Stowe XII, L.P., dated September 13, 2017, and the Clean Team Confidentiality Agreement between the Company and Humana, dated December 3, 2017.

“Closed LTIP Payments” has the meaning set forth in Section 2.07(c)(ii).

“Closed Performance Periods” has the meaning set forth in Section 2.07(c)(ii).

“Closing” has the meaning set forth in Section 1.02.

“Closing Date” has the meaning set forth in Section 1.02.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et seq. of ERISA.

“Code” has the meaning set forth in Section 2.05.

“Company” has the meaning set forth in the Preamble.

“Company Acquisition Agreement” has the meaning set forth in Section 7.04(a).

“Company Adverse Recommendation Change” has the meaning set forth in Section 7.04(d).

“Company Balance Sheet” means the audited balance sheet of the Company dated as of December 31, 2016 contained in the Company SEC Documents filed prior to the date of this Agreement.

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in Section 3.03(d).

“Company Common Stock” has the meaning set forth in the Recitals.

“Company Disclosure Letter” has the meaning set forth in the introductory language in Article III.

“Company Employee” has the meaning set forth in Section 3.09(a).

“Company Employee Plans” has the meaning set forth in Section 3.09(a).

“Company Equity Award” means a Company Stock Option or a Company Stock Award, as the case may be.

“Company ERISA Affiliate” means, with respect to any Person, any other Person that, together with such first Person, would be treated as a single employer within the meaning of Section 414(b) or (c) of the Code.

“Company Financial Advisors” has the meaning set forth in Section 3.08.

“Company Group Members” means the Company and each of its Subsidiaries.

“Company Material Adverse Effect” means any event, occurrence, fact, condition, change or effect that has had a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that Company Material Adverse Effect shall not include the impact of any event, occurrence, fact, condition, change or effect to the extent arising out of, relating to or resulting from: (a) any changes or developments in general economic, business, political, legislative or regulatory conditions; (b) any changes or conditions generally affecting the healthcare, health insurance or managed care industry or any other industry in which the Company and its Subsidiaries operate; (c) any changes or proposed changes to reimbursement rates or in methods or procedures for determining such rates or any changes or proposed changes to eligibility requirements by any Governmental Entity, in each case, whether such changes are or would be applicable nationally or to only certain geographic areas; (d) any changes or developments in financial, banking, securities, credit or other capital markets conditions in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (e) any decline in the price or trading volume of the Company Common Stock or the credit rating of the Company (provided, that the underlying cause of any such decline shall not be excluded, unless such underlying cause would otherwise be excepted from this definition); (f) any changes in applicable Laws or accounting rules or principles (including GAAP) or the enforcement, implementation or interpretation thereof; (g) the negotiation, execution, delivery, performance, announcement, pendency or completion of this Agreement, the Separation Agreement, or the Merger, the Separation, or any other transactions contemplated hereby or thereby, including any litigation, action, proceeding, claim, investigation or challenge related thereto or any impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with customers, providers, suppliers, distributors, partners, employees (including losses or threatened losses of employees), Governmental Entities or any other third party; (h) the identity of Parent, the Guarantors or any of their respective Affiliates as an acquirer of the Company; (i) any acts of war (whether or not declared), armed hostilities, sabotage or terrorism, or the escalation or worsening thereof; (j) any failure by the Company to meet any internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period (provided, that the underlying cause of any such failure shall not be excluded, unless such underlying cause would otherwise be excepted from this definition); (k) any action taken that is required by this Agreement or the Separation Agreement or the failure to take any action if that action is prohibited by this Agreement or the Separation Agreement, or any action taken (or omitted to be taken) with the written consent of or at the written request of either Parent or Merger Sub; or (l) any natural or man-made disasters or acts of God; except, in the case of any of clauses (a), (b), (c), (d), (i) or (l), to the extent that any event, occurrence, fact, condition, change or effect has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that it has on other participants in the Company’s industry or industries.

“Company Material Contract” means the Homecare Material Contracts and the Hospital Material Contracts.

“Company-Owned IP” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Payment Programs” has the meaning set forth in Section 4.03(f).

“Company Permits” means, collectively, the Homecare Permits and the Hospital Permits.

“Company Preferred Stock” has the meaning set forth in Section 3.02(a).

“Company Proxy Statement” has the meaning set forth in Section 3.12.

“Company Related Parties” has the meaning set forth in Section 9.06(e).

“Company SEC Documents” has the meaning set forth in Section 3.04(a).

“Company Securities” has the meaning set forth in Section 3.02(b).

“Company Stock Award” has the meaning set forth in Section 2.07(b).

“Company Stock Option” has the meaning set forth in Section 2.07(a).

“Company Stock Plans” has the meaning set forth in Section 3.02(b).

“Company Stockholders Meeting” means the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement.

“Company Subsidiary Securities” has the meaning set forth in Section 3.02(c).

“Company Termination Fee” means $29,000,000.

“Confidentiality Agreements” means, collectively, the Confidentiality Agreement between the Company and Humana, dated February 9, 2017, the Confidentiality Agreement between the Company and Welsh, Carson, Anderson & Stowe XII, L.P., dated April 20, 2017, and the Confidentiality Agreement between the Company and TPG Global LLC, dated April 23, 2017.

“Consent” has the meaning set forth in Section 3.03(b).

“Continuing Employees” has the meaning set forth in Section 7.07(b).

“Contracts” means any written or oral contracts, agreements, licenses, notes, bonds, mortgages, indentures, evidence of Indebtedness, Leases or other agreement or arrangement that is legally binding.

“Debt Commitment Letters” has the meaning set forth in Section 6.05.

“Debt Financing” has the meaning set forth in Section 6.05.

“Definitive Agreements” has the meaning set forth in Section 7.15(b).

“DGCL” has the meaning set forth in Section 1.01.

“Dissenting Shares” has the meaning set forth in Section 2.03.

“Effective Time” has the meaning set forth in Section 1.03.

“End Date” has the meaning set forth in Section 9.02(a).

“Enforceability Exceptions” has the meaning set forth in Section 3.03(a).

“Environmental Laws” means any applicable Law, and any Order or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, the environment (including ambient air, soil, surface water or groundwater, or subsurface strata), or human health and safety to the extent relating to the environment or workplace conditions; or (b) concerning exposure to, or the release, management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of, any Hazardous Substances. The term “Environmental Law” includes the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Equity Commitment Letters” has the meaning set forth in Section 6.05.

“Equity Financing” has the meaning set forth in Section 6.05.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” has the meaning set forth in Section 3.03(c).

“Existing Credit Agreements” means (a) that certain Sixth Amended and Restated Term Loan Credit Agreement dated as of March 14, 2017, among the Company, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and (b) that certain Fourth Amended and Restated ABL Credit Agreement dated as of June 14, 2016, among the Company, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, in each case, as amended, supplemented, modified, replaced or refinanced from time to time.

“Existing Indentures” means (a) that certain indenture governing the 8.00% Senior Notes due 2020 and dated as of December 18, 2014, among the Company, the Guarantors party thereto and Wells Fargo Bank, National Association, as trustee, (b) that certain indenture governing the 6.375% Senior Notes due 2022 and dated as of April 9, 2014, among the Company, the Guarantors party thereto and Wells Fargo Bank, National Association, as trustee, and (c) that certain Indenture governing the 8.75% Senior Notes due 2023 and dated as of December 18, 2014, among the Company, the Guarantors party thereto and Wells Fargo Bank, National Association, as trustee, in each case, as amended, supplemented, modified, replaced or refinanced from time to time.

“Existing Notes Offer Documents” has the meaning set forth in Section 7.16(b).

“Existing Notes Offers” has the meaning set forth in Section 7.16(b).

“Existing Notes Redemption” has the meaning set forth in Section 7.16(c).

“Existing Notes Redemption Notice” has the meaning set forth in Section 7.16(c).

“Existing Senior Notes” means (a) the 8.00% Senior Notes due 2020, (b) the 6.375% Senior Notes due 2022 and (c) the 8.75% Senior Notes due 2023 issued by the Company under the Existing Indentures.

“Fee Letters” has the meaning set forth in Section 6.05.

“Filing” has the meaning set forth in Section 3.03(c).

“Financing” has the meaning set forth in Section 6.05.

“Financing Commitments” has the meaning set forth in Section 6.05.

“Financing Sources” means the Persons that have committed to provide or otherwise entered into agreements in connection with the Debt Financing or other financings in connection with the transactions contemplated by this Agreement, including the Merger, including the parties to the Debt Commitment Letters and any related joinder agreements, credit agreements or other definitive agreements relating thereto and their respective successors and assigns, together with their respective Affiliates, and their (and their respective Affiliates’) Representatives and agents and their respective successors and assigns; provided that none of Parent, HospitalCo Parent, Merger Sub, Hospital Merger Sub or any of their respective Affiliates shall be deemed to be “Financing Sources”.

“GAAP” has the meaning set forth in Section 3.04(b).

“Good Reason” has the same meaning as (a) with respect to any individual with a written change in control severance agreement, the definition of “Good Reason” in such individual’s written change in control severance agreement and (b) with respect to any other individual, the definition of “Good Reason” set forth in the Kindred Healthcare, Inc. Stock Incentive Plan, Amended and Restated.

“Governmental Entity” has the meaning set forth in Section 3.03(c).

“Government Reimbursement Program” means the Medicare or Medicaid Program, the federal TRICARE program, and any other, similar or successor federal, state or local healthcare payment programs with or sponsored by any Governmental Entity.

“Guarantor” has the meaning set forth in the Recitals.

“Hazardous Substance” means any pollutant, contaminant, or toxic, hazardous or deleterious substance, material, waste or agent for which liability or standards of care are imposed under, or that are otherwise subject to, Environmental Law, including without limitation petroleum or any fraction thereof, asbestos or asbestos containing materials, polychlorinated biphenyls, radon, and toxic mold or fungus.

“Health Care Regulatory Laws” means the following federal and state Laws and all applicable regulations promulgated thereunder, relating to the regulation, provision or administration of, or payment for, health care benefits, health care insurance coverage and health care products or services: (a) Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395hhh (the Medicare statute); (b) Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396v (the Medicaid statute) and state Medicaid Laws; (c) the Federal Ethics in Patient Referrals Act, 42 U.S.C. § 1395nn (the Stark Law) or any state law affecting self-referrals; (d) TRICARE, 10 U.S.C. § 1071 et seq.; (e) the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b) or any state anti-kickback prohibition; (f) the Federal False Claims Act, 31 U.S.C. §§ 3729-3733 or any state law false claims prohibitions; (g) the Federal Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; (h) the Federal Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; (i) state fee-splitting and corporate practice of medicine Laws; (j) any state or federal licensure, permit or authorization Laws relating to the regulation, provision, or administration of, or billing or payment for, health care products or services including, without limitation, any state licensure, credentialing, or certification requirement limiting the scope of activities of persons acting without such license, credential or certification; and (k) any state or federal laws, rules and regulations governing the use, disclosure, privacy or security of personal health information, including without limitation, the Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”) and the implementing regulations and guidance issued thereunder from time to time (collectively, “HIPAA”).

“Homecare Audited Financial Statements” has the meaning set forth in Section 7.15(e)(i).

“Homecare Business” means the business, as operated and conducted by the Company and its Subsidiaries, that primarily provides home health, hospice, and community care services and the assets of the Company and its Subsidiaries used or held for use in connection therewith.

“Homecare Entities” means the entities listed on Section 10.01(a) of the Company Disclosure Letter.

“Homecare Material Adverse Effect” means (1) any event, occurrence, fact, condition, change or effect that has had a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Homecare Business or (2) any suspension or exclusion, prior to the Closing Date, of the Company, the Homecare Business or any Homecare Entity from participation in Medicare or Medicaid that, individually or in the aggregate, is or would reasonably be expected to be material to the Homecare Business; provided, however, that Homecare Material Adverse Effect shall not include the impact of any event, occurrence, fact, condition, change or effect to the extent arising out of, relating to or resulting from: (a) any changes or developments in general economic, business, political, legislative or regulatory conditions; (b) any changes or conditions generally affecting the healthcare, health insurance or managed care industry or any other industry in which the Company and its Subsidiaries operate; (c) any changes or proposed changes to reimbursement rates or in methods or procedures for determining such rates or any changes or proposed changes to eligibility requirements by any Governmental Entity, in each case, whether such changes are or would be applicable nationally or to only certain geographic areas; (d) any changes or developments in financial, banking, securities, credit or other capital markets conditions in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (e) any decline in the price or trading volume of the Company Common Stock or the credit rating of the Company (provided, that the underlying cause of any such decline shall not be excluded, unless such underlying cause would otherwise be excepted from this definition); (f) any changes in applicable Laws or accounting rules or principles (including GAAP) or the enforcement, implementation or interpretation thereof; (g) the negotiation, execution, delivery, performance, announcement, pendency or completion of this Agreement, the Separation Agreement, or the Merger, the Separation, or any other transactions contemplated hereby or thereby, including any litigation, action, proceeding, claim, investigation or challenge related thereto or any impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with customers, providers, suppliers, distributors, partners, employees (including losses or threatened losses of employees), Governmental Entities or any other third party; (h) the identity of Parent, the Guarantors or any of their respective Affiliates as an acquirer of the Company; (i) any acts of war (whether or not declared), armed hostilities, sabotage or terrorism, or the escalation or worsening thereof; (j) any failure by the Homecare Business to meet any internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period (provided, that the underlying cause of any such failure shall not be excluded, unless such underlying cause would otherwise be excepted from this definition); (k) any action taken that is required by this Agreement or the Separation Agreement or the failure to take any action if that action is prohibited by this Agreement or the Separation Agreement, or any action taken (or omitted to be taken) with the written consent of or at the written request of either Parent or Merger Sub; or (l) any natural or man-made disasters or acts of God; except, in the case of any of clauses (a), (b), (c), (d), (i) or (l), to the extent that any event, occurrence, fact, condition, change or effect has a disproportionate adverse effect on the Homecare Business relative to the adverse effect that it has on other participants in the home health, hospice and community care services industry.

“Homecare Material Contract” has the meaning set forth in Section 4.06(a).

“Homecare Materiality Qualifier” has the meaning set forth in Section 8.02(a).

“Homecare Permits” has the meaning set forth in Section 4.03(b).

“Homecare Unaudited Financial Statements” has the meaning set forth in Section 7.15(e)(i)

“HomecareCo Debt Commitment Letter” has the meaning set forth in Section 6.05.

“HomecareCo Debt Financing” has the meaning set forth in Section 6.05.

“HomecareCo Equity Commitment Letter” has the meaning set forth in Section 6.05.

“HomecareCo Equity Financing” has the meaning set forth in Section 6.05.

“Hospital Audited Financial Statements” has the meaning set forth in Section 7.15(e)(i).

“Hospital Business” means the businesses of the Company and its Subsidiaries other than the Homecare Business, including the hospital division and rehabilitation services division primarily in hospitals and long-term care settings of the Company and its Subsidiaries.

“Hospital Certificate of Merger” means the certificate of merger of Hospital Merger Sub to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the Delaware Limited Liability Company Act to give effect to the Separation.

“Hospital Entities” means the entities listed on Section 10.01(b) of the Company Disclosure Letter.

“Hospital Material Adverse Effect” means (1) any event, occurrence, fact, condition, change or effect that has had a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Hospital Business or (2) any suspension or exclusion, prior to the Closing Date, of the Company, the Hospital Business or any Hospital Entity from participation in Medicare or Medicaid that, individually or in the aggregate, is or would reasonably be expected to be material to the Hospital Business; provided, however, that clause (1) of Hospital Material Adverse Effect shall not include the impact of any event, occurrence, fact, condition, change or effect to the extent arising out of, relating to or resulting from: (a) any changes or developments in general economic, business, political, legislative or regulatory conditions; (b) any changes or conditions generally affecting the healthcare, health insurance or managed care industry or any other industry in which the Company and its Subsidiaries operate; (c) any changes or proposed changes to reimbursement rates or in methods or procedures for determining such rates or any changes or proposed changes to eligibility requirements by any Governmental Entity, in each case, whether such changes are or would be applicable nationally or to only certain geographic areas; (d) any changes or developments in financial, banking, securities, credit or other capital markets conditions in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (e) any decline in the price or trading volume of the Company Common Stock or the credit rating of the Company (provided, that the underlying cause of any such decline shall not be excluded, unless such underlying cause would otherwise be excepted from this definition); (f) any changes in applicable Laws or accounting rules or principles (including GAAP) or the enforcement, implementation or interpretation thereof; (g) the negotiation, execution, delivery, performance, announcement, pendency or completion of this Agreement, the Separation Agreement, or the Merger, the Separation, or any other transactions contemplated hereby or thereby, including any litigation, action, proceeding, claim, investigation or challenge related thereto or any impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with customers, providers, suppliers, distributors, partners, employees (including losses or threatened losses of employees), Governmental Entities or any other third party; (h) the identity of Parent, the Guarantors or any of their respective Affiliates as an acquirer of the Company; (i) any acts of war (whether or not declared), armed hostilities, sabotage or terrorism, or the escalation or worsening thereof; (j) any failure by the Hospital Business to meet any internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period (provided, that the underlying cause of any such failure shall not be excluded, unless such underlying cause would otherwise be excepted from this definition); (k) any action taken that is required by this Agreement or the Separation Agreement or the failure to take any action if that action is prohibited by this Agreement or the Separation Agreement, or any action taken (or omitted to be taken) with the written consent of or at the written request of either Parent or Merger Sub; or (l) any natural or man-made disasters or acts of God; except, in the case of any of clauses (a), (b), (c), (d), (i) or (l), to the extent that any event, occurrence, fact, condition, change or effect has a disproportionate adverse effect on the Hospital Business relative to the adverse effect that it has on other participants in the specialty hospital industry.

“Hospital Material Contract” has the meaning set forth in Section 5.06.

“Hospital Materiality Qualifier” has the meaning set forth in Section 8.02(b).

“Hospital Merger Sub” has the meaning set forth in the Recitals.

“Hospital Permits” has the meaning set forth in Section 5.03(b).

“Hospital Unaudited Financial Statements” has the meaning set forth in Section 7.15(e)(i).

“HospitalCo Debt Commitment Letter” has the meaning set forth in Section 6.05.

“HospitalCo Debt Financing” has the meaning set forth in Section 6.05.

“HospitalCo Equity Commitment Letter” has the meaning set forth in Section 6.05.

“HospitalCo Equity Financing” has the meaning set forth in Section 6.05.

“HospitalCo Parent” has the meaning set forth in the Preamble.

“HSR Act” has the meaning set forth in Section 3.03(c).

“Humana” has the meaning set forth in the Recitals

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person issued or assumed as the deferred purchase price of property (including any expected future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding such obligations incurred in the ordinary course of business), (d) all lease obligations of such Person capitalized on the books and records of such Person, (e) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby have been assumed, (f) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof), (g) all letters of credit or performance bonds issued for the account of such Person, to the extent drawn upon, (h) any accrued and unpaid interest, prepayment fees or penalties or similar obligations of such Person payable in connection with the repayment of the foregoing and (i) all guarantees and keepwell arrangements of such Person of any Indebtedness of any other Person; provided that “Indebtedness” shall not include any intercompany Indebtedness among the Company and its direct or indirect Subsidiaries.

“Indemnified Party” has the meaning set forth in Section 7.08(a).

“Indemnifying Parties” has the meaning set forth in Section 7.08(b).

“Intellectual Property” means the following intellectual property rights in any jurisdiction worldwide, whether registered or unregistered: (a) patents (including all reissues, divisions, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications or other patent rights (“Patents”); (b) copyrights and all registrations, applications for registration, and renewals for any of the foregoing (“Copyrights”); (c) trademarks, service marks, trade names and trade dress, social media username (e.g., Twitter handles) and all registrations, applications and renewals for any of the foregoing, together with all goodwill associated with the foregoing (“Trademarks”); (d) trade secrets and confidential business, technical and know-how information (“Trade Secrets”); and (e) Internet domain names and domain name registrations.

“Intervening Event” means an event, occurrence, fact, condition, change or effect that is material to the Company and its Subsidiaries, which (a) was not known or reasonably foreseeable to the Company Board as of the date of this Agreement, (b) causes the Company Board to conclude in good faith (after consultation with outside legal counsel and financial advisors) that its failure to effect a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties to the Company stockholders under applicable Law and (c) does not involve a Takeover Proposal and is not a decline in the price or trading volume of the Company Common Stock or the failure by the Company to meet any internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period.

“IRS” means the United States Internal Revenue Service.

“IT Systems” means the hardware, Software, computerized databases, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology and communications equipment, owned, leased or licensed by the Company or any of its Subsidiaries.

“Kindred TEV” means an amount equal to $4,100,000,000.

“Knowledge” means, when used with respect to the Company, the actual knowledge of the individuals set forth in Section 10.01(c) of the Company Disclosure Letter as of the applicable date, without inquiry (and shall in no event include constructive, imputed or similar concepts of knowledge).

“Laws” means any domestic or foreign laws, common law, statutes, ordinances, rules, regulations, codes, Orders or legally enforceable requirements, criteria, policy or guideline enacted, issued, adopted, promulgated, enforced, ordered or applied by any Governmental Entity.

“Lease” means all leases, subleases, licenses and other agreements under which the Company or any of its Subsidiaries leases, uses or occupies, or has the right to use or occupy, any real property.

“Leased Real Estate” means all real property that the Company or any of its Subsidiaries leases, subleases or otherwise uses or occupies, or has the right to use or occupy, pursuant to a Lease.

“Leased Material Real Estate” means any Leased Real Estate the Lease for which provides for aggregate remaining base rent obligations for the current term (assuming no exercise of any renewal options) in excess of $5,000,000.

“Legal Action” means any civil, criminal or administrative claim, action, suit, arbitration, proceeding, cease and desist letter, demand, citation, summons, subpoena, or, to the Knowledge of the Company, governmental investigation.

“Liens” means, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations and other forms of security interest of any kind or nature whatsoever.

“Limited Guarantee” has the meaning set forth in the Recitals.

“Listed Persons” has the meaning set forth in Section 2.07(b).

“Long-Term Incentive Plan” means the Kindred Healthcare, Inc. 2013 Long-Term Incentive Plan.

“LTIP Performance Cash Award” has the meaning set forth in Section 2.07(c).

“Malware” means any virus, Trojan horse, time bomb, key-lock, spyware, worm, malicious code or other software program designed to or able to, without the knowledge and authorization of the Company or any of its Subsidiaries, materially disrupt, disable, harm, interfere with the operation of or install itself within or on any Software, computer data, network memory or hardware for any of the foregoing purposes.

“Marketing Period” means the first period of twenty (20) consecutive Business Days after the date of this Agreement throughout and at the end of which:

(a) Parent and/or Merger Sub shall have received from the Company all of the Required Information; provided, that if the Company shall in good faith reasonably believe it has provided the Required Information, it may deliver to Merger Sub a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with this clause (a) unless Merger Sub in good faith reasonably believes the Company has not completed the delivery of the Required Information and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which Required Information the Company has not delivered); and

(b) the conditions set forth in Section 8.01 and Section 8.02 (other than (x) the conditions described in Section 8.02(h) and Section 8.02(i) and (y) on or after June 15, 2018, the condition described in Section 8.01(c)(ii)) shall be satisfied or waived (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) and nothing shall have occurred and no condition shall exist that would cause any of such conditions to fail to be satisfied (unless waived) assuming that the Closing Date were to be scheduled for any time during such twenty (20) consecutive Business Day period.

Notwithstanding anything to the contrary in this definition, the Marketing Period shall not commence and shall be deemed not to have commenced (A) prior to the date that is 60 days after the date of this Agreement or (B) if on or prior to the completion of such twenty (20) consecutive Business Day period, (1) the Company has publicly announced its intention to, or determines that it must restate any historical financial statements or material financial information included in the Required Information or any such restatement is under consideration, in which case, the Marketing Period shall not commence unless and until such restatement has been completed and the applicable Required Information has been amended and updated or the Company or the Company’s auditors (or another nationally recognized auditing firm), as applicable, shall have determined and confirmed in writing to Merger Sub that no such restatement is required in accordance with GAAP, (2) the Company’s auditors shall have withdrawn any audit opinion with respect to the financial information contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements by the Company’s auditors or another nationally recognized auditing firm or (3) the Company shall have failed to file any periodic or current report required to be filed with the SEC by the date required under the Exchange Act containing any financial information that would be required to be contained in the Required Information or incorporated therein by reference unless and until all such reports have been filed and the applicable Required Information has been amended and updated; provided that July 2, 2018 through July 6, 2018 shall be disregarded for the purposes of calculating such 20 consecutive Business Day period; provided, further, that the Marketing Period shall end on any earlier date on which the full amount of the Debt Financing is funded to Parent or HospitalCo Parent (as applicable) or into an escrow account for the benefit of Parent or HospitalCo Parent (as applicable).

“Material Lease” means any Lease demising Leased Material Real Estate.

“Measurement Date” has the meaning set forth in Section 3.02(a).

“Medicaid” or “Medicaid Program” means the healthcare program established under Title XIX of the Social Security Act, which provides healthcare insurance for low income individuals.

“Medicare or Medicare Program” means the healthcare program established under Title XVIII of the Social Security Act, which provides health insurance for individuals 65 and over, individuals with end stage renal disease and certain disabled individuals.

“Merger” has the meaning set forth in Section 1.01.

“Merger Consideration” has the meaning set forth in Section 2.01(b).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Shares” has the meaning set forth in the Recitals.

“ML5” means the Second Amended and Restated Master Lease Agreement No. 5, dated as of November 11, 2016, among the Company, Kindred Healthcare Operating, Inc. and Ventas Realty, Limited Partnership, as it may be amended from time to time in accordance with its terms.

“Non-Controlled Joint Venture” means any Subsidiary of the Company of which (a) the Company (alone or in combination with any of the Company’s other Subsidiaries) does not own (i) capital stock or other equity interests having the ordinary voting power to elect a majority of the board of directors or other governing body of such Subsidiary or (ii) if no such governing body exists, greater than 50% of the outstanding voting securities of such Subsidiary and (b) with respect to which the Company or any of its other Subsidiaries is not a controlling general partner or managing member of such Subsidiary.

“NYSE” means the New York Stock Exchange.

“Open Performance Periods” has the meaning set forth in Section 2.07(c)(i).

“Order” has the meaning set forth in Section 4.04.

“Organizational Documents” means, with respect to any Person, its certificate of incorporation, bylaws, limited liability company agreement, partnership agreement or other similar organizational document.

“Owned Real Estate” means any parcel of real estate owned by Company or any of its Subsidiaries, together with all buildings, structures, fixtures and improvements thereon and all of the Company’s and its Subsidiaries’ rights thereto, including all easements, rights of way and appurtenances relating thereto, with a value exceeding $1,000,000.

“Parent” has the meaning set forth in the Preamble.

“Parent Benefit Plans” has the meaning set forth in Section 7.07(c).

“Parent Expenses” means the documented out-of-pocket expenses of Parent, HospitalCo Parent, the parties to the Equity Commitment Letters, the Guarantors and their respective Affiliates incurred in connection with this Agreement, the Separation Agreement and the Financing.

“Parent Related Parties” has the meaning set forth in Section 9.06(e).

“Parent Termination Fee” means an amount equal to 1.5% of Kindred TEV.

“Paying Agent” has the meaning set forth in Section 2.02(a).

“Payment Fund” has the meaning set forth in Section 2.02(a).

“PCA Payments” has the meaning set forth in Section 2.07(c).

“Permits” means all permits, registrations, licenses, certificates of need, authorizations, consents, certifications, approvals, or regulatory authorizations from applicable Governmental Entities.

“Permitted Liens” means (a) Liens for Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith and for which appropriate reserves required pursuant to GAAP have been made in respect thereof, (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided, appropriate reserves required pursuant to GAAP have been made in respect thereof), (c) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over the applicable owned or leased real property, (d) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to the applicable owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with the Company’s or its applicable Subsidiary’s businesses, (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with the Company’s or its applicable Subsidiary’s businesses, (f) Liens arising under workers’ compensation, (g) any conditions that would be shown by a current survey of real property which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with the Company’s or its applicable Subsidiary’s businesses, (h) rights of tenants as tenants only under Leases, (i) Liens to be released prior to or concurrently with the Closing and (j) those items listed in Section 8.01(d) of the Company Disclosure Letter.

“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Policies” has the meaning set forth in Section 3.11.

“PSP” has the meaning set forth in the Recitals.

“Replacement Cash Award’ means a cash-based incentive award entitling the holder to an amount in cash equal to the product of (i) the per share Merger Consideration and (ii) the aggregate number of shares of Company Common Stock in respect of such Company Stock Award (as determined in accordance with Section 2.07(b)(ii)).

“Replacement LTIP Cash Award” means a cash-based incentive award resulting from the conversion of LTIP Performance Cash Awards pursuant to Section 2.07(c)(i).

“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, partners, controlling persons, investment bankers, accountants, attorneys, advisors, consultants and other representatives.

“Required Information” means (i) the Homecare Audited Financial Statements, the Hospital Audited Financial Statements, the Homecare Unaudited Financial Statements and the Hospital Unaudited Financial Statements), (ii) such information and data reasonably requested by Parent or HospitalCo Parent that is already prepared by the Company and its Subsidiaries in the form requested, is in the possession of the Company and its Subsidiaries and not in the possession of Parent, HospitalCo Parent or their Affiliates and is necessary to produce the unaudited pro forma financial statements referred to in Section 7.01(b)(ii) (provided that in no event shall the Required Information be deemed to include or shall the Company otherwise be required to provide any information regarding any post-Closing or pro forma cost savings, synergies, debt or equity capitalization, ownership or other post-Closing pro forma adjustments that may be included in such pro forma financial statements), (iii) any replacements or restatements of the information referred to in clauses (i) and (ii), and any supplements thereto, and (iv) the authorization letters referred to in Section 7.15(e)(iv).

“Requisite Company Vote” has the meaning set forth in Section 3.03(a).

“Sarbanes-Oxley Act” has the meaning set forth in Section 3.04(a).

“SEC” has the meaning set forth in the introductory language in Article III.

“Securities Act” has the meaning set forth in Section 3.03(c).

“Separation” has the meaning set forth in the Recitals.

“Separation Agreement” has the meaning set forth in the Recitals.

“SNF Business” means the skilled nursing center and assisted living facility operations of the Company and its Subsidiaries.

“SNF Transaction” means the sale or other disposition of substantially all of the SNF Business.

“SNF Transaction Agreement” means the Asset Purchase Agreement, dated as of June 30, 2017, by and between Kindred Healthcare Operating, Inc. and BM Eagle Holdings, LLC, as it may be amended from time to time, related to the SNF Transaction, including any operations transfer and surrender agreement or similar agreement entered into in connection with the SNF Transaction Agreement.

“Separation Transactions” has the meaning set forth in the Separation Agreement.

“Stock Award Payments” has the meaning set forth in Section 2.07(b).

“Stock Option Payments” has the meaning set forth in Section 2.07(a).

“Subject Properties” has the meaning set forth in ARML3.

“Subsidiary” means, with respect to any Person, any other Person (a) of which such first Person (alone or in combination with any of such first Person’s other Subsidiaries) owns (i) capital stock or other equity interests having the ordinary voting power to elect a majority of the board of directors or other governing body of such Person or (ii) if no such governing body exists, greater than 35% of the outstanding voting securities of such Person or (b) with respect to which such first Person or any of its Subsidiaries is a controlling general partner or managing member of such Person.

“Superior Proposal” means a bona fide written Takeover Proposal involving the direct or indirect acquisition pursuant to a tender offer, exchange offer, merger, acquisition, consolidation or other business combination, of more than fifty percent (50%) of the Company’s consolidated assets or a majority of the outstanding Company Common Stock, that (x) includes committed financing (if financing is required) and (y) the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors, is reasonably likely to be consummated in accordance with its terms and is more favorable from a financial point of view to the holders of Company’s stockholders than the transactions contemplated by this Agreement, taking into account all of the terms and conditions and prospects for completion of such Takeover Proposal and of this Agreement (including any proposal by Merger Sub made in accordance with Section 7.04(d) to amend the terms of this Agreement).

“Surviving Entity” has the meaning set forth in Section 1.01.

“Takeover Proposal” means a bona fide written proposal or offer by any Person (other than by either Parent or any of their Subsidiaries, including Merger Sub) relating to, in a single transaction or series of related transactions, any (a) direct or indirect acquisition of assets of the Company or its Subsidiaries (including any capital stock, voting securities or other ownership interests of Subsidiaries, but excluding sales of assets in the ordinary course of business) representing fifteen percent (15%) or more of the Company’s, the Homecare Business’ or the Hospital Business’ consolidated assets, revenues or net income, but excluding any such transaction principally involving the SNF Business, (b) direct or indirect acquisition of fifteen percent (15%) or more of the Company Common Stock, (c) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning (within the meaning of Section 13(d) of the Exchange Act) fifteen percent (15%) or more of the Company Common Stock or (d) merger, consolidation, other business combination or similar transaction involving the Company or any of its Subsidiaries, pursuant to which such Person would own fifteen percent (15%) or more of the consolidated assets, net revenues or net income of the Homecare Business, the Hospital Business or the Company, taken as a whole, but excluding any such merger, consolidation, other business combination or similar transaction principally involving the SNF Business.

“Taxes” means all federal, state, local and foreign income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto.

“Tax Returns” means any return, declaration, report or other document required to be filed with a taxing authority in respect of Taxes, including any schedule or attachment thereto.

“Terminated Employees” has the meaning set forth in Section 2.07(c)(i).

“Termination Fee Recipients” has the meaning set forth in Section 9.06.

“Third Party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than a Parent or any of its Affiliates.

“Third Party Payor Programs” means all healthcare plans or healthcare reimbursement programs in which a Third Party other than the patient is responsible for payment in which the Company participates with regard to a healthcare service owned, operated or managed by the Company or any of its Subsidiaries, including Government Reimbursement Programs, TRICARE program, Blue Cross and/or Blue Shield plans, managed care plans, other private insurance plans and health plans established pursuant to ERISA.

“TPG” has the meaning set forth in the Recitals.

“Transaction Documents” means this Agreement and the Separation Agreement.

“Transaction Litigation” has the meaning set forth in Section 7.06.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“TRICARE” means the health insurance program administered by the Department of Defense for members of the military and military retirees, and their families.

“Ventas” means (i) Ventas, Inc., (ii) Ventas Realty, Limited Partnership or (iii) any of their respective Affiliates.

“WCAS Funds” has the meaning set forth in the Recitals.

“Willful and Material Breach” means a material breach that is a consequence of a deliberate act undertaken by the breaching party, or the deliberate failure by the breaching party to take an act it is required to take under this Agreement, with knowledge or intent that the taking of or failure to take such act would, or would reasonably be expected to, cause a breach of this Agreement.

Section 10.02. Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Exhibit or Schedule, such reference shall be to a Section of, Exhibit to or Schedule of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “extent” and the phrase “to the extent” used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if”. A reference in this Agreement to $ or dollars is to U.S. dollars. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “will” shall be construed to have the same meaning as the word “shall”. The definitions contained in this Agreement are applicable to the singular as well as the plural form of such terms and to the masculine as well as to the feminine and neuter genders of such terms. References to “this Agreement” shall include the Company Disclosure Letter. If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

(b) The parties have participated jointly in negotiating and drafting this Agreement with the benefit of competent legal representation, and the language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 10.03. No Survival. None of the representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered under this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for covenants and agreements which by their terms contemplate performance after the Effective Time or otherwise expressly survive the Effective Time.

Section 10.04. Governing Law. This Agreement, and all claims or causes of action (whether at law or in equity, in contract or in tort, or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware. Notwithstanding anything herein to the contrary, each party hereto agrees that any and all claims or causes of action of any kind or any nature (whether at law or in equity, in contract or in tort, or otherwise) against any Financing Sources that is in any way related to this Agreement, the Debt Financing, the Debt Commitment Letters, the other documents related to the Merger and the other transactions contemplated hereby, including any claim, cause of action or dispute arising out of or relating in any way to the Debt Financing or any document relating to the Debt Financing shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York.

Section 10.05. Submission to Jurisdiction.

(a) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in any state or federal court located within the State of Delaware. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.07 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 10.05, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(b) Notwithstanding anything in this Agreement to the contrary, each of the parties (on behalf of itself and its Affiliates) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether at law or in equity, in contract or in tort, or otherwise, against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, the Debt Commitment Letters, including the Merger and the Debt Financing, including to any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York in the Borough of Manhattan (and appellate courts thereof) and that any such action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, will be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York. The parties further agree that all of the provisions of Section 10.06 relating to the waiver of jury trial shall apply to any action, cause of action, claim, cross-claim or third party-claim referenced in this Section 10.05(b).

Section 10.06. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT COMMITMENT LETTERS, THE DEBT FINANCING OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.06.

Section 10.07. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, or on the next Business Day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.07):

If to Parent or Merger Sub, to:	Kentucky Homecare Holdings, Inc. c/o TPG VII Management, LLC 301 Commerce Street Suite 3300 Fort Worth, TX 76102 Attention: Adam Fliss E-mail: afliss@tpg.com Facsimile: (415) 438-6893

with a copy (which will not constitute notice to Parent or Merger Sub) to:	Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 Facsimile: (212) 521-7323 Attention: Andrew L. Bab; Jennifer L. Chu E-mail: albab@debevoise.com; jlchu@debevoise.com

If to the Company, to:	Kindred Healthcare, Inc. 680 South Fourth Street Louisville, Kentucky 40202 Facsimile: (866) 866-3426 Attention: Joseph L. Landenwich E-mail: Joseph.Landenwich@kindred.com

with a copy (which will not constitute notice to the Company) to:	Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 Facsimile: (212) 225-3999 Attention: Benet J. O’Reilly; Paul M. Tiger E-mail: boreilly@cgsh.com; ptiger@cgsh.com or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above.

Section 10.08. Entire Agreement. This Agreement (including the Exhibits to this Agreement), the Company Disclosure Letter, the Limited Guarantee, the Equity Commitment Letters, the Confidentiality Agreement and the other Transaction Documents constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. In the event of any inconsistency between the statements in the body of this Agreement, the Confidentiality Agreement and the Company Disclosure Letter (other than an exception expressly set forth as such in the Company Disclosure Letter), the statements in the body of this Agreement will control.

Section 10.09. No Third Party Beneficiaries. Except for (a) the right of the Indemnified Parties to enforce the provisions of Section 7.08 and this Section 10.09, which are intended to be for the benefit of the Indemnified Parties, (b) the right of the Financing Sources to enforce the provisions of Section 9.06(e), Section 9.07, Section 10.04, Section 10.05(b), Section 10.06, this Section 10.09 and Section 10.17, which are intended for the benefit of the Financing Sources, (c) the right of the Guarantors to enforce the provisions of Section 9.06 and this Section 10.09, which are intended to be for the benefit of the Guarantors, and (d) the right of the Termination Fee Recipients to enforce the provisions of Section 9.06 and this Section 10.09, which are intended to be for the benefit of the Termination Fee Recipients, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.10. Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 10.11. Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of (x) the Company (in the case of an assignment by either Parent, HospitalCo Parent or Merger Sub) or (y) Merger Sub (in the case of an assignment by the Company); provided that Parent, HospitalCo Parent or Merger Sub may, upon prior notice to the Company, assign any of its rights, interests or obligations hereunder to an Affiliate without the prior written consent of the Company; provided, further, that no assignment by Parent, HospitalCo Parent or Merger Sub to an Affiliate shall be permitted if such assignment would prevent, impede or delay the consummation of the Closing. No assignment shall relieve the assigning party of any of its obligations hereunder. Subject to the first sentence of this Section 10.11, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 10.11 shall be null and void.

Section 10.12. Remedies. Except as otherwise provided in this Agreement, including in Section 9.06 and Section 10.13(b), any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 10.13. Specific Performance.

(a) The parties’ rights in this Section 10.13 are an integral part of the transactions contemplated by this Agreement and each party hereby waives any objections to any remedy referred to in this Section 10.13. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached, and that money damages would not be an adequate remedy, even if available. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in any state or federal court within the State of Delaware. In the event any party seeks any remedy referred to in this Section 10.13, such party shall not be required to prove damages or obtain, furnish, provide or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.13 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing, providing or posting of any such bond or similar instrument.

(b) Notwithstanding the foregoing or any other provisions of this Agreement to the contrary, it is agreed that the Company shall be entitled to seek specific performance of Parent’s obligation to cause the Equity Financing to be funded and to consummate the Closing if, but only if, (i) the conditions set forth in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, each of which would be capable of being satisfied at the Closing) or have been waived by Merger Sub in each case at the time the Closing is required to have occurred pursuant to Section 1.02, (ii) the Company has irrevocably confirmed to Parent in writing that, if specific performance is granted and the Equity Financing and Debt Financing are funded, the Company is able and prepared to consummate the Closing, (iii) the Debt Financing (and/or, if applicable, the Alternative Financing) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and (iv) Parent and Merger Sub fail to consummate the Closing by the later of (A) the third Business Day following the date of the notice described in clause (ii) and (B) the date the Closing is required to have occurred in accordance with Section 1.02. For the avoidance of doubt and notwithstanding anything in this Agreement to the contrary, the Company may concurrently pursue both (A) a grant of specific performance of Parent’s obligation to cause the Equity Financing to be funded and to consummate the Closing to the extent permitted by this Section 10.13 and (B) the payment of the Parent Termination Fee pursuant to Section 9.06(b) (and the payment of any amounts pursuant to Section 7.15(f), Section 7.16(f), Section 7.18 and Section 9.06(f)); provided that under no circumstances shall the Company be entitled to receive both (A) a grant of specific performance of Parent’s obligation to cause the Equity Financing to be funded and to consummate the Closing and (B) payment of the Parent Termination Fee pursuant to Section 9.06(b) (and the payment of any amounts pursuant to Section 7.15(f), Section 7.16(f), Section 7.18 and Section 9.06(f)). For the avoidance of doubt, in no event shall the Company be entitled to enforce or to seek to enforce specifically Parent’s obligation to cause the Equity Financing to be funded if the Debt Financing (or if applicable, the Alternative Financing) has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing).

Section 10.14. Disclosure Letter. No reference to or disclosure of any item or other matter in the Company Disclosure Letter shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Letter. The information set forth in the Company Disclosure Letter is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Law or breach of any Contract. The Company Disclosure Letter and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of the Company or Parent and Merger Sub, as applicable, contained in this Agreement. Nothing in the Company Disclosure Letter is intended to broaden the scope of or constitute any representation or warranty contained in this Agreement or create or constitute any covenant. Matters reflected in the Company Disclosure Letter are not necessarily limited to matters required by the Agreement to be reflected in the Company Disclosure Letter. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

Section 10.15. Reliance on Counsel and Other Advisors. Each party has consulted such legal, financial, technical or other expert as it deems necessary or desirable before entering into this Agreement. Each party represents and warrants that it has read, knows, understands and agrees with the terms and conditions of this Agreement.

Section 10.16. Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, each of which when executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each party to this Agreement shall have received counterparts hereof signed by all of the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.17. Financing Sources. Subject, in each case, to the rights and claims of Parent, HospitalCo Parent and their respective Affiliates party thereto (if any) under the terms of the respective Financing Commitments and Definitive Agreements, (i) each of the parties hereto and their respective Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall not have any rights or claims against and this Agreement may not be enforced against any of the Financing Sources in any way relating to this Agreement, any

Debt Commitment Letter or any of the transactions contemplated by this Agreement or by any Debt Commitment Letter, including any dispute arising out of or relating in any way to the performance of any financing commitments of such Financing Sources with respect to the transactions contemplated hereby or by any Debt Commitment Letter, whether at law or equity, in contract or in tort, or otherwise and (ii) no Financing Sources shall have any liability (whether at law or in equity, in contract or in tort, or otherwise) to any of the parties hereto or any of their respective Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders under this Agreement or any Debt Commitment Letter or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby or by any Debt Commitment Letter, including any dispute arising out of or relating in any way to the performance of any financing commitments, including the Debt Financing. The Company Related Parties hereby waive any and all claims and causes of action (whether in contract or in tort, in law or in equity) against the Financing Sources that may be based upon, arise out of or relate to this Agreement, the Debt Commitment Letters or the transactions contemplated hereby or thereby (including the Debt Financing).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

KINDRED HEALTHCARE, INC.

By	/s/ Benjamin A. Breier
Name:	Benjamin A. Breier
Title:	President and Chief Executive Officer

KENTUCKY HOSPITAL HOLDINGS, LLC

By	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

KENTUCKY HOSPITAL HOLDINGS, LLC

By	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

KENTUCKY HOMECARE MERGER SUB, INC.

By	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

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